UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Arch Chemicals, Inc.

(Name of Subject Company)

Arch Chemicals, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

03937R102

(CUSIP Number of Class of Securities)

Joseph P. Lacerenza, Esq.

Secretary

Arch Chemicals, Inc.

501 Merritt 7

P.O. Box 5204

Norwalk, CT 06856-5204

(203) 229-2900

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert I. Townsend III, Esq.

Damien R. Zoubek, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Arch Chemicals, Inc., a Virginia corporation (the “Company”). The Company’s principal executive offices are located at 501 Merritt 7, Norwalk, CT 06851. The Company’s telephone number at this address is (203) 229-2900.

Securities.

The title of the class of equity securities to which this Statement relates is the common stock, par value $1.00 per share, of the Company (the “Company Common Stock”). As of the close of business on June 30, 2011, there were 25,431,974 shares of the Company Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Tender Offer.

This Statement relates to the tender offer by LG Acquisition Corp., a Virginia corporation (the “Offeror”) and an indirect, wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), as disclosed in the Tender Offer Statement on Schedule TO, dated July 15, 2011 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of the Company Common Stock at a purchase price of $47.20 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 10, 2011, among Parent, the Offeror and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, following completion of the Offer, and subject to the satisfaction or waiver of certain conditions, the Offeror will merge with and into the Company (the “Merger”) in accordance with the Virginia Stock Corporation Act of the Commonwealth of Virginia (the “VSCA”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and as an indirect, wholly owned subsidiary of Parent. As a result of the Merger, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of the Company Common Stock (other than shares of the Company Common Stock that are owned by the Company’s subsidiaries and any shares of the Company Common Stock that are owned by Parent, Offeror or any of their respective subsidiaries, which shall be cancelled) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to the price per share of the Company Common Stock paid in the Offer (the “Merger Consideration”). The Merger Agreement is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent is Münchensteinerstrasse 38, CH-4002 Basel, Switzerland and the address of the principal executive offices of the Offeror is 90 Boroline Road, Allendale, New Jersey 07401.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Statement, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, the Offeror or any of their respective executive officers, directors or affiliates, on the other hand.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Potential Discussions Between Parent and Executive Officers

Parent may have conversations from time to time with one or more executive officers of the Company prior to consummation of the Merger concerning their role at the Surviving Corporation following consummation of the Merger.

Relationship with Parent.

Merger Agreement.

On July 10, 2011, the Company, Parent and the Offeror entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Current Report on Form 8-K filed by the Company with the SEC on July 11, 2011 and in the Offer to Purchase, and is incorporated herein by reference. Such summaries do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been filed as an exhibit to the Schedule TO and the summary of the terms of the Merger Agreement has been included in the Offer to Purchase (and incorporated by reference in this Statement) to provide information about the terms of the Merger. The terms and information in the Merger Agreement should not be relied on as disclosures about the Company or Parent without consideration of the entirety of public disclosure by the Company and Parent as set forth in all of their respective public reports with the SEC. The terms of the Merger Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties in relation to the Merger. In particular, the representations and warranties made by the parties to each other in the Merger Agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. The Company and Parent will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

Confidentiality Agreement.

On May 2, 2011, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which each party agreed that any non-public information furnished to it or to its representatives by or on behalf of the other party and its representatives would be considered confidential information and would be kept confidential and be used only for purposes of evaluating a possible transaction. The parties agreed that they would only disclose the confidential information to their representatives who have a need to know such information or as may be required by law. The Confidentiality Agreement also included standstill provisions which prohibited the parties from, among other things, engaging in certain activities prior to the execution of a definitive agreement relating to a transaction, that would seek or effect control or influence over the management of the other party.

Arrangements with Current Executive Officers and Directors of the Company.

Overview

Certain executive officers and non-employee directors of the Company may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s shareholders generally. In considering the recommendation of the board of directors of the Company (the “Company Board”) that you tender your shares of Company Common Stock into the Offer, you should be aware of these interests. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Company Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.” As described in more detail below, these interests include:

•

the cancelation of Company stock options outstanding at the time when all conditions to the Offer have been satisfied or waived and the Offeror accepts for purchase all Shares validly tendered and not properly withdrawn (the “Acceptance Time”), which options will then be converted into the right to receive a cash amount equal to the options’ spread value;

•

the accelerated vesting of Company restricted stock unit awards (including performance accelerated restricted stock unit awards) (the “Restricted Stock Unit Awards”) at the Acceptance Time, and the cancelation of such awards in exchange for cash;

•

the accelerated vesting of performance unit awards, performance share awards and performance retention share awards (the “Performance Awards”) at the Acceptance Time, and the cancelation of the Performance Awards in exchange for cash;

•	the receipt of certain payments and benefits under certain executive officers’ executive agreements upon the Acceptance Time;

•	the receipt of certain payments and benefits under certain executive officers’ executive or change in control agreements upon certain types of terminations of employment following the Acceptance Time;

•

the receipt of gross-up payments to make executive officers whole for any excise tax imposed as a result of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), on compensation received pursuant to existing arrangements with the Company;

•

the receipt of a lump-sum cash payment following the Acceptance Time in an amount sufficient to purchase an annuity providing the same monthly after-tax benefit as the executive officer would have received based on benefits accrued under the Company’s Senior Executive Pension Plans and Non-Qualified Supplementary and Deferral Benefit Pension Plan as of the Acceptance Time;

•

the accelerated payout of the executive officer’s account balances under the Company’s Supplemental Contributing Employment Ownership Plan and Employee Deferral Plan upon the executive’s termination of employment for any reason within two years following the Acceptance Time;

•

the accelerated payout of the directors’ account balances and earnings thereon under the Company’s 1999 Stock Plan for Non-Employee Directors, which payouts shall be made in a lump-sum cash payment within 15 days following the Acceptance Time; and

•

indemnification and exculpation from all liabilities and expenses (except for those incurred as a result of wilful misconduct or knowing violation of law) incurred in connection with any proceeding brought against the director or officer because (a) he or she is or was a director or officer of the Company or (b) he or she is or was serving the Company or other legal entity in any capacity at the request of the Company while a director or officer of the Company.

Except as otherwise specifically noted below, for purposes of all of the agreements and plans described below, the consummation of the Offer as contemplated by the Merger Agreement will constitute a change in control at the Acceptance Time. Furthermore, except as otherwise specifically noted below, the plans and agreements described below were not amended or modified in any respect in anticipation of the Offer or the other transactions contemplated by the Merger Agreement.

Treatment of Equity-Based Awards under the Merger Agreement

As of June 30, 2011, certain of our executive officers held one or more of the following: stock options, Restricted Stock Unit Awards and Performance Awards (collectively, the “Equity-Based Awards”).

Stock Options

Pursuant to the Merger Agreement, at the Acceptance Time, each outstanding stock option (all of which were fully vested and exercisable as of June 30, 2011) will be canceled and the holder of each such stock option will be entitled to receive a cash payment equal to the product of (i) the number of shares of the Company Common Stock subject to such stock option at the Acceptance Time, multiplied by (ii) the excess of $47.20 over the exercise price per share of the Company Common Stock subject to such stock option.

The cash payment with respect to the stock options will be delivered within 10 business days following the Acceptance Time, without interest and less any applicable withholding taxes.

None of our non-employee directors hold stock options.

Restricted Stock Unit Awards and Performance Awards

Pursuant to the Merger Agreement, at the Acceptance Time, each outstanding Restricted Stock Unit Award and each outstanding Performance Award will be canceled and the holder of each such award will be entitled to receive a cash payment equal to the sum of (i) (A) the number of shares of the Company Common Stock subject to such award at the Acceptance Time (assuming attainment of any applicable performance goals at the target level for 100% payout, as set forth in the applicable award agreement), multiplied by (B) $47.20 and (ii) any accrued and unpaid dividend equivalents with respect to such award. Under the terms of the plans pursuant to which the Restricted Stock Unit Awards and Performance Awards were granted, in each case, as in effect before July 8, 2011, the payout described above would have been based on the average of the high and low sales prices of the Company Common Stock as reported on the consolidated transaction reporting system for the New York Stock Exchange on the first business day immediately prior to the Acceptance Time. On July 8, 2011, to reflect customary practice for a tender offer, the Company amended these plans to use the Offer Price as the basis for settling these awards.

The cash payment with respect to the Restricted Stock Unit Awards and Performance Awards will be delivered within 10 business days following the Acceptance Time, without interest and less any applicable withholding taxes.

None of our current non-employee directors hold Restricted Stock Unit Awards or Performance Awards.

Executive Agreements

The Company is party to an Executive Agreement with each of its named executive officers from the most recent proxy statement (i.e. the Company’s chief executive officer, chief financial officer and the three other most highly compensated executive officers, namely Michael Campbell, Steven Giuliano, Luis Fernandez-Moreno, Sarah O’Connor and Joseph Shaulson) (the “Executive Agreements”). As described below, the Executive Agreements provide for certain “single-trigger” benefits in the event of a change in control, regardless of whether the executive officer’s employment is terminated, as well as additional “double-trigger” benefits in the event an executive officer experiences a qualifying termination following a change in control prior to the expiration of the term of such executive officer’s Executive Agreement.

The Executive Agreements (other than Mr. Fernandez-Moreno’s agreement) provide for the following “single-trigger” benefits, which will be payable upon the Acceptance Time:

•

payment of the current-year’s target bonus (if the Acceptance Time occurs after the first calendar quarter), pro-rated for the portion of the year that elapses prior to the Acceptance Time and payable within 10 days following the Acceptance Time;

•

if the executive is less than age 55 at the time of the Acceptance Time, a lump-sum cash payout under the Company’s non-qualified pension plan that is calculated based on an age 55 commencement of benefits and the plan’s early retirement factors at such age, reduced by the actual benefits the executive officer has accrued under all pension plans as of the Acceptance Time; and

•	a tax gross-up payment to make the executive whole for any taxes imposed as a result of Section 280G of the Code (“280G Taxes”).

The Executive Agreements also provide for the following “double-trigger” benefits to all named executive officers (including Mr. Fernandez-Moreno) in the event the executive officer’s employment is terminated by the Company without “cause” (as described below) or due to the executive officer’s “disability” (as described below), or by the executive officer for “good reason” (as described below), following a change in control during the term of the Executive Agreement (i.e., before the end of the third calendar year following the year in which the Acceptance Time occurs):

•

a lump-sum cash severance payment equal to three times (A) the executive officer’s annual base salary (without regard to any reduction at or after the Acceptance Time) plus (B) the greater of (1) actual average bonus over the three years prior to the termination of employment (or, if participation in the plan is shorter than three years, such shorter period) and (2) current year target bonus. The lump-sum cash payment is subject to reduction if the executive is within three years of turning age 65 and is to be distributed within 10 days following termination;

•

continued medical and dental coverage until age 65, provided that such coverage shall, after the first three years, be secondary to any coverage to which the executive officer is entitled upon obtaining new employment following his or her termination;

•	continued employee life insurance coverage for three years following termination of employment (but no such coverage will be provided for periods after age 65);

•

three years (one year in the case of Mr. Fernandez-Moreno) of additional service credit under the Company’s pension plans (but no such credit will be provided with respect to periods after age 65); and

•	a lump-sum cash payment of $100,000.

For these purposes, “good reason” is generally defined to mean any of the following events: (i) the Company reduces the executive officer’s base salary as in effect immediately prior to the change in control; (ii) the Company fails to continue in any material respect the executive officer’s participation in its benefit plans (including incentive compensation and stock options), both in terms of the amount of benefits provided (other than due to the Company’s or a relevant operation’s financial or stock price performance, provided such performance is a relevant criterion under such plan) and level of participation relative to other participants as of the date the executive officer entered into the Executive Agreement; provided that, with respect to annual and long term incentive compensation plans, the basis with which the amount of benefits and level of participation of the executive officer shall be compared shall be the average benefit awarded to the executive officer under the relevant plan during the three completed fiscal years immediately preceding the date of termination; (iii) the Company requires the executive officer to relocate to an office that increases the executive officer’s daily commuting distance by more than 30 miles from such executive officer’s residence; (iv) the Company fails to substantially maintain its benefit plans as in effect immediately prior to the change in control (unless reasonably equivalent arrangements have been substituted); (v) the executive officer’s duties, position or reporting responsibilities are materially diminished; or (vi) the Company wilfully and materially breaches the Executive

Agreement, in each case, subject to a 30-day cure period in which the Company may cure the circumstances giving rise to the good reason event.

For these purposes, “cause” is generally defined to mean any of the following events: (i) the executive’s wilful and continued failure to substantially perform his or her duties; (ii) the executive’s wilful engagement in gross misconduct that is significantly and demonstrably financially injurious to the Company; or (iii) the executive’s wilful commission of a felony or fraud in the course of his or her employment, in each case, except for acts of the executive done or omitted in good faith or with reasonable belief that such acts or omissions would not injure the Company. “Disability” is generally defined to mean that the executive has suffered incapacity due to physical or mental illness which meets the criteria for disability established at the time under the Company’s short-term disability plan.

Although the Executive Agreements were scheduled to expire on December 31, 2011, the terms of these agreements were automatically extended upon the signing of the Merger Agreement until at least December 31, 2014 and will remain in effect until the end of the third calendar year following the year in which the Acceptance Time occurs.

Under each Executive Agreement, the Company is obligated to pay an executive officer’s reasonable legal fees incurred to enforce such agreement, to the extent incurred prior to the second anniversary of such executive’s termination. In addition, the Executive Agreements obligate the Company to require any successor to its business to expressly assume its obligations under such agreements, and if the Company fails to obtain such assumption prior to the effectiveness of the succession, the Company will be in breach of the Executive Agreements.

In exchange for the above payments and benefits, each executive officer has agreed in his or her Executive Agreement that, in the event of a “potential change in control” (as defined in the Executive Agreements and which occurred when the Merger Agreement was signed), the executive officer will not voluntarily terminate his or her employment with the Company until the earlier to occur of (1) six months after the occurrence of the potential change in control and (2) the occurrence of a change in control (which will occur at the Acceptance Time).

In addition, each executive officer will be bound for one year following termination by restrictions that prohibit solicitation or hiring of the Company’s employees and solicitation of the Company’s customers.

Tier II Change in Control Agreements

The Company has entered into a change in control agreement with each of Paul Bush, Michael Cook, Meghan DeMasi, Anthony Sandonato and Rick Walden and certain other employees (the “Tier II Agreements”). The Tier II Agreements do not provide for any “single-trigger” benefits, but do provide the following “double-trigger” benefits in the event an executive officer’s employment is terminated by the Company without “cause” within 18 months following a change in control or by the executive for “good reason” (each such term, generally as described above under the heading “Executive Agreements”) within two years following such a change in control:

•

a lump-sum cash severance payment equal to the sum of (i) the executive officer’s annual base salary (without regard to any reduction at or after the Acceptance Time) plus (ii) the greater of the executive officer’s average bonus over the past three years (or, if participation in the plan is shorter than three years, then a shorter applicable period) and his or her current year target bonus, payable within 30 days following termination;

•

payment of current-year target bonus (if termination occurs after the first quarter), pro-rated for the portion of the year preceding termination of employment, payable at the same time as the cash severance payment; and

•	continued medical, dental and life insurance coverage for one year following termination of employment.

Although the Tier II Agreements were scheduled to expire on December 31, 2011, at the Acceptance Time the terms of these agreements will automatically extend until the second anniversary of the Acceptance Time. If the Acceptance Time has not occurred by December 31, 2011, then, under the Merger Agreement, the Company has the authority to extend the term of the Tier II Agreements until after the Acceptance Time.

The Tier II Agreements include provisions with respect to non-solicitation, legal fees incurred in connection with enforcement of the agreements and obligations of the Company with respect to successors to its business that are generally the same as those described above under the heading “Executive Agreements”.

Senior Executive Pension Plans and Supplementary and Deferral Benefit Pension Plan

The Company maintains two Senior Executive Pension Plans. Senior Executive Pension Plan I provides benefits for executives who became participants in this plan prior to October 30, 2009, which includes Messrs. Campbell and Giuliano and Ms. O’Connor. Senior Executive Pension Plan II provides benefits for executives who became participants on or after October 30, 2009, which includes Messrs. Fernandez-Moreno and Shaulson. These two plans provide that in the event of a change in control, the Company will pay each participant within 30 days of the change in control (regardless of whether employment has terminated) a lump-sum cash payment in an amount sufficient to purchase an annuity which (together with any monthly payment provided under trust arrangements or other annuities established or purchased by the Company to make payments under the plan) will provide the participant with the same monthly after-tax benefit as the participant would have received under these plans based on benefits accrued up to the date of the change in control. Pursuant to the plan terms, all participants will be entitled to a tax gross up (including, if applicable, a gross up for 280G Taxes) to provide the applicable level of monthly after-tax benefits.

In addition to the lump-sum payments described above, the Executive Agreements described above provide for a further lump-sum payment under the Senior Executive Pension Plans for each of Messrs. Giuliano and Shaulson and Ms. O’Connor, treating the executive as if he or she had retired at age 55 with such lump-sum payment being calculated on the basis of service to the date of the change in control.

Pursuant to the Executive Agreements described above, each of Messrs. Campbell, Giuliano and Shaulson and Ms. O’Connor will receive an additional 36 months of pension service credit and Mr. Fernandez-Moreno will receive an additional 12 months of pension service credit (but no such credit will be provided for periods after age 65) in the event their employment is terminated by the Company without “cause” or due to “disability”, or they terminate for “good reason” following a change in control. In addition, pursuant to the Senior Executive Pension Plans, any severance payments that Messrs. Campbell, Giuliano and Shaulson and Ms. O’Connor receive under such agreements will be taken into account for purposes of calculating the executive’s benefits under such plans.

The Company also maintains a nonqualified Supplementary and Deferral Benefit Pension Plan to provide benefits to certain executive officers and other employees (including Paul Bush, Michael Cook, Meghan DeMasi, Anthony Sandonato and Rick Walden) whose benefits under the terms of the Pension Plan (as defined below) are limited under the U.S. tax rules. Pursuant to this plan, upon a change in control, the Company will pay each participant within 30 days of the change in control (regardless of whether employment has terminated) a lump-sum cash payment in an amount sufficient to purchase an annuity which (together with any monthly payment provided under trust arrangements or other annuities established or purchased by the Company to make payments under the plan) will provide the participant with the same monthly after-tax benefit as the participant would have received under the plan based on benefits accrued up to the date of the change in control. Pursuant to the plan terms, all participants will be entitled to a tax gross up (including, if applicable, a gross up for 280G Taxes) to provide the applicable level of monthly after-tax benefits.

Company Pension Plan

The Company’s tax qualified defined benefit pension plan (the “Pension Plan”) prohibits amendment of the plan in a manner adverse to plan participants during a designated period following a change in control (which would occur upon commencement of the Offer). At the request of Parent, the Company Board amended the Pension Plan to reduce to one year the period following a change in control during which amendments that are adverse to plan participants are prohibited.

Supplementary Contributing Employee Ownership Plan and Employee Deferral Plan

The Company maintains two non-qualified deferred compensation plans that allow all of its executive officers and certain other employees to defer the receipt and taxation of current income. The Company maintains a voluntary non-qualified deferred compensation plan known as the Employee Deferral Plan, which allows participants to voluntarily defer payment of salaries and incentive compensation (other than stock option compensation) in a variety of phantom investment vehicles (including in phantom shares of the Company Common Stock). The Company also maintains an “excess benefit” plan, known as the Supplemental Contributing Employee Ownership Plan (the “SCEOP”), which enables employees to defer salary and receive matching contributions in excess of Internal Revenue Code limits that apply to its tax-qualified 401(k) plan, and invest such deferrals on a phantom basis (including in phantom shares of the Company Common Stock). While both the Employee Deferral Plan and the SCEOP are unfunded, the Company has established rabbi trusts for each of these plans that will become irrevocable upon a change in control.

The Employee Deferral Plan and SCEOP provide that, in the event of a participant’s separation from service (as determined in accordance with Section 409A of the Code) within two years of a change in control, the participant will become entitled to a lump-sum payment of his or her vested account balance within 30 days following termination, regardless of whether the participant elected under the plan to be paid in annual installments or in a lump sum. Under the terms of these plans as in effect before July 8, 2011, the payout described above with respect to phantom shares of the Company Common Stock would have been based on the greatest of (i) the highest average of the high and low sales prices of the Company Common Stock as reported on the consolidated transaction reporting system for the New York Stock Exchange on any date during the 30-day period ending at the Acceptance Time or on the date of the participant’s termination of employment and (ii) the Offer Price. On July 8, 2011, to reflect customary practice for a tender offer, the Company amended these plans to use the Offer Price as the basis for settling these awards.

1999 Stock Plan for Non-Employee Directors

The 1999 Stock Plan for Non-Employee Directors (the “Directors Plan”) is the plan pursuant to which non-employee directors are paid a portion of their compensation in awards in respect of the Company Common Stock (including deferred director shares). Non-employee directors are also provided the opportunity under the Directors Plan to defer, on a pre-tax basis, some or all of their cash compensation into various investment vehicles, including phantom shares of the Company Common Stock.

Under the Directors Plan, in the event of a change in control, the cash amounts and phantom shares credited under the plan will be distributed in cash to participants within 15 days of the change in control. Under the terms of the Directors Plan as in effect before July 8, 2011, for this purpose, the value of the phantom shares credited to the accounts would have been based on the greater of (i) the highest average of the high and low sales prices of the Company Common Stock as reported on the consolidated transaction reporting system for the New York Stock Exchange during the 30-day period ending at the Acceptance Time and (ii) the Offer Price. On July 8, 2011, to reflect customary practice for a tender offer, the Company Board amended the Directors Plan to use the Offer Price as the basis for settling these awards.

Quantification of Payments and Benefits

The table set forth below under “Item 8. Additional Information—Golden Parachute Compensation” entitled “Potential Change in Control Payments to Named Executive Officers”, along with its footnotes, shows the value of the compensation potentially payable to the Company’s named executive officers from the most recent proxy statement (i.e., the Company’s chief executive officer, chief financial officer and the three other most highly compensated executive officers) that is based on or otherwise relates to the Offer and the Merger, as required by Item 402(t) of Regulation S-K. The table immediately below, entitled “Potential Change in Control Payments to Executive Officers, Other than Named Executive Officers”, along with its footnotes, shows the compensation payable to the other executive officers of the Company that is based on or otherwise relates to the Offer and the Merger using the same format that is used under “Item 8. Additional Information—Golden Parachute Compensation” below. Because the compensation payable to the Company’s non-employee directors consists solely of the payout of vested phantom share awards and other vested deferred compensation under the Directors Plan, it is not quantified.

Potential Change in Control Payments to Executive Officers Other than Named Executive Officers

The following table shows the estimated amounts of payments and benefits that the executive officers of the Company (other than the named executive officers) would receive in connection with the Offer, assuming the Acceptance Time occurred on June 30, 2011 and the employment of the executive officer was terminated by the Surviving Corporation without cause or by the executive officer for good reason on such date. Payments noted below as “single-trigger” will become payable immediately upon the Acceptance Time. However, payments noted below as “double-trigger” will not be paid to the executive unless the executive’s employment is terminated pursuant to a qualifying termination after the Acceptance Time.

Name	Cash ($)(1)	Equity ($)(2)	Pension/NQDC ($)(3)	Perquisites /Benefits ($)(4)	Tax Reimbursement ($)(5)	Total ($)(6)
W. Paul Bush	$421,069	$423,120	$112,489	$21,765	$0	$978,443
Michael A. Cook	$445,875	$472,732	$292,866	$14,432	$408,578	$1,634,483
Meghan E. DeMasi	$403,551	$423,120	$43,498	$796	$0	$870,965
W. Anthony Sandonato	$442,500	$470,720	$262,732	$14,576	$0	$1,190,528
Rick L. Walden	$458,079	$472,732	$320,520	$20,403	$0	$1,271,734

(1)	As described above, the cash payments for the executive officers consist of (a) payment of a pro rata share of the executive’s 2011 target bonus and (b) a lump-sum cash severance payment equal to the sum of (i) the executive officer’s annual base salary (without regard to any reduction at or after the Acceptance Time) plus the greater of the executive officer’s average bonus over the past three years (or, if participation in the plan is shorter than three years, then a shorter applicable period) and his or her current year target bonus, payable within 30 days following a termination of employment by the executive for good reason within two years, or by the Company without cause within 18 months, in each case following the Acceptance Time. Accordingly, these payments are “double-trigger” as they will only be payable in the event of a termination of employment following the Acceptance Time. These payments are based on the compensation and benefit levels in effect on June 30, 2011; therefore, if compensation and benefit levels are increased after June 30, 2011, actual payments to an executive officer may be greater than those provided for above. Pursuant to the Merger Agreement, the Company is prohibited from increasing compensation or benefit levels for these executives without Parent’s prior written consent. In addition, the payments with respect to the prorated bonus described in clause (a) above (i) will be greater than those provided for above if the executive officer is terminated after June 30, 2011 but before the end of 2011 and (ii) will not be payable if the executive officer is terminated during the first quarter of 2012 or 2013.

The two amounts are broken down as follows:

Name	Pro Rata Target Bonus ($)	Cash Severance ($)
W. Paul Bush	$46,500	$374,569
Michael A. Cook	$62,500	$383,375
Meghan E. DeMasi	$46,500	$357,051
W. Anthony Sandonato	$52,500	$390,000
Rick L. Walden	$62,500	$395,579

The salary and bonus components of the cash severance, respectively, for each executive officer are as follows: (i) Mr. Bush—$260,016 and $114,553; (ii) Mr. Cook—$255,012 and $128,263; (iii) Ms. DeMasi—$250,008 and $107,043; (iv) Mr. Sandonato—$285,000 and $105,000; and (v) Mr. Walden—$262,512 and $133,067.

(2)	As described above, the equity amounts consist of the accelerated vesting of Restricted Stock Unit Awards and Performance Awards, which is “single-trigger” in that it will occur immediately upon the Acceptance Time, whether or not employment is terminated. The following table shows the amounts in this column attributable to the two types of awards (including the accrued and unpaid dividend equivalents with respect thereto):

Name	Value of Unvested Restricted Stock Unit Awards ($)	Value of Unvested Performance Awards ($)
W. Paul Bush	$139,678	$283,442
Michael A. Cook	$156,006	$316,726
Meghan E. DeMasi	$139,678	$283,442
W. Anthony Sandonato	$155,386	$315,334
Rick L. Walden	$156,006	$316,726

The value of Restricted Stock Unit Awards and Performance Awards is based on the Offer Price, or $47.20, and any accrued and unpaid dividend equivalents with respect to such awards. Depending on when the Acceptance Time occurs, certain Restricted Stock Unit Awards and Performance Awards shown as unvested in the table may become vested in accordance with their terms without regard to the Offer.

(3)	The pension and nonqualified deferred compensation benefit enhancement amounts represent (a) the incremental (i.e. additional) cost of providing each executive officer with the same monthly after-tax benefit as the executive officer would have received under the supplemental pension plans based on the benefits accrued as of the Acceptance Time and (b) an amount attributable to early retirement subsidies paid to the executive officers pursuant to the supplemental pension plan upon termination of employment. Accordingly, the payments described in clause (a) above are “single-trigger” as they will be payable immediately upon the Acceptance Time, whether or not employment is terminated, and the payments described in clause (b) above are “double-trigger” as they will only be payable in the event of a termination of employment following the Acceptance Time.

For purposes of determining the value of this benefit, the Company assumed that each executive officer would be paid immediately, if eligible, and otherwise at age 65. The Company then applied the current market rate for purchasing an annuity from Metropolitan Life Insurance Company for each executive officer based on his or her age and anticipated payment date.

The “single-trigger” and “double-trigger” components of the pension and nonqualified deferred compensation benefit enhancement amounts, respectively, for each executive officer are as follows: (i) Mr. Bush—$52,450 and $60,039; (ii) Mr. Cook—$134,091 and $158,775; (iii) Ms. DeMasi—$43,498 and $0; (iv) Mr. Sandonato—$124,456 and $138,276; and (v) Mr. Walden—$112,628 and $207,892.

(4)

The perquisites and benefits amounts consist of the value of 12 months of continued medical, dental and life insurance benefits to the executive officers payable upon a qualifying termination of employment. Thus, these payments are “double-trigger” as they will only be payable in the event of a termination of employment following the Acceptance Time.

The value of continued medical and dental coverage and life insurance was determined based on the projected cost to the Company of continuing each executive officer’s coverage for a period of 12 months following termination of employment.

(5)	The tax reimbursement amount for Mr. Cook consists of a gross-up payment pursuant to the supplemental pension plans for 280G Taxes attributable to his receipt of the pension enhancement described above. This payment is “single-trigger” in that it will occur immediately upon the Acceptance Time, whether or not employment is terminated.

In calculating the amount of tax reimbursement for 280G Taxes, the Company relied on the following assumptions, in addition to the June 30, 2011 change in control and termination date: (1) Mr. Cook will receive on June 30, 2011 the pension and nonqualified deferred compensation benefit enhancement amounts and the cash payment amounts listed above; (2) the value of Restricted Stock Unit Awards and the dividend equivalents related thereto have been calculated using the methodology in Q&A 24(c) of Section 1.280G-1 of the Treasury Regulations, and includes the full value of Performance Awards and the dividend equivalent related thereto; (3) no amounts were included in the calculation with respect to vested benefits; and (4) the executive is assumed to live in Connecticut (resulting in the following hypothetical tax rates: federal—32.66% (taking into account a deduction for state taxes), state—6.7% and local—0%).

(6)	The amounts in this column represent the aggregate total of all compensation described in columns (1) through (5).

The “single-trigger” and “double-trigger” components of the aggregate compensation amounts, respectively, for each executive officer are as follows: (i) Mr. Bush—$475,570 and $502,873; (ii) Mr. Cook—$1,015,401 and $619,082; (iii) Ms. DeMasi—$466,618 and $404,347; (iv) Mr. Sandonato—$595,176 and $595,352; and (v) Mr. Walden—$585,360 and $686,374.

Indemnification of Directors and Officers.

As allowed by Article 10 of the VSCA, Article VI of the Company’s articles of incorporation (the “Company’s Articles of Incorporation”) provides for mandatory indemnification of any director or officer of the Company who is, was, or is threatened to be made a party to a proceeding (including a proceeding by or in the right of the Company) because (a) he or she is or was a director or officer of the Company or (b) he or she is or was serving the Company or other legal entity in any capacity at the request of the Company while a director or officer of the Company, against all liabilities and expenses incurred in connection with such proceeding, except such liabilities as are incurred because of such individual’s wilful misconduct or knowing violation of criminal law.

Article IV of the Company’s Articles of Incorporation also provides that no director or officer will be liable for monetary damages in any proceeding brought by or in the right of the Company unless he or she engaged in wilful misconduct or a knowing violation of criminal or federal or state securities law.

The Merger Agreement provides that Parent shall obtain prepaid run-off directors’ and officers’ liability insurance policies and fiduciary liability policies (together, “D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time for the period beginning at the Acceptance Time and ending six years from the Effective Time, covering each current or former director, officer, employee or agent of the Company entitled to indemnification or exculpation by the Company (“Indemnified Persons”) and containing terms that are no less favorable to the Indemnified Persons than those of the Company’s existing directors’ and officers’ liability insurance policies and fiduciary liability policies as of the date of the Merger Agreement. The Merger Agreement provides, however, that in no event shall either Parent or the Surviving Corporation be required to pay an aggregate annual premium in excess of 300% of the annual premium payable by the Company for coverage for its current fiscal year for its existing policies. In the event that, but for the limitation in the immediately preceding sentence, the Surviving Corporation would be required to expend more than 300% of current annual premiums, Parent or the Surviving Corporation shall be obligated to obtain the most advantageous policy available for an annual premium equal to 300% of current annual premiums.

The full text of Article VI of the Company’s Articles of Incorporation is attached as Exhibit (e)(3) to this Statement and is incorporated herein by reference.

Employee Matters.

During the six-month period after the Acceptance Time, the Merger Agreement provides that Parent will provide or cause the Company and the Surviving Corporation to provide to continuing employees who are employed primarily in the United States (other than any person who is employed pursuant to a collective bargaining agreement or union contract) (i) employee benefits and wages and salaries (excluding equity awards and severance) that are comparable in the aggregate to customary industry levels or those provided by Parent to similarly situated employees and (ii) severance and termination benefits no less favorable than the severance and termination benefits that continuing employees would have been eligible to receive pursuant to the Company’s arrangements that would have determined such continuing employee’s severance and termination benefits immediately prior to the Acceptance Time. In addition, Parent will, or will cause the Surviving Corporation to, give credit under the Surviving Corporation’s plans for service with the Company and its affiliates (including service with any predecessor employer of the Company or its affiliates to the extent such service with the predecessor employer is recognized by the Company or its affiliates) to the extent such credit would not result in a duplication of benefits.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

The Company Board has unanimously (1) declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of the Company and its shareholders, (2) approved and adopted the form, terms and conditions of the Merger Agreement, (3) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (4) recommended that the shareholders of the Company accept the Offer and tender their shares of the Company Common Stock to the Offeror pursuant to the Offer and, if required by applicable law, vote their shares of the Company Common Stock in favor of approval of the Merger Agreement.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s shareholders accept the Offer and tender their shares of the Company Common Stock in the Offer and, if required by applicable law, approve the Merger Agreement and the related Plan of Merger (the “Plan of Merger”).

Background of the Offer and Reasons for Recommendation.

Background of the Offer.

As part of its ongoing evaluation of Parent’s business and strategic direction, Parent’s Board of Directors and senior members of its management team have from time to time evaluated potential areas of collaboration with third parties, related strategic alternatives and prospects for acquisitions and dispositions.

Over the past two years, Parent and the Company have been in periodic contact regarding potential commercial collaborations focused on bringing together the complementary strengths from the parties’ respective businesses, in particular with respect to their microbial control businesses. Most recently, beginning in June 2010 and continuing through February 2011, members of management from Parent and the Company engaged in periodic discussions regarding potential joint product development opportunities. However, these discussions were not focused on a strategic transaction, but rather on potential product innovation and development opportunities between the parties. Parent and the Company executed a confidentiality agreement on November 5, 2010 in connection with these joint development discussions.

During this same period, the Company also initiated contact with Parent regarding the possibility of a strategic transaction. On June 23, 2010, Ms. Sarah O’Connor, the Company’s Senior Vice President, Strategic Development and Chief Legal Officer contacted Mr. Joseph Colleluori, Parent’s Senior Vice President of Corporate Development, requesting an opportunity to discuss the Company’s interest in a potential acquisition of Parent’s microbial control business. A telephonic discussion was arranged for the following day, at which time Ms. O’Connor conveyed the Company’s interest in pursuing discussions regarding a potential acquisition by the Company of Parent’s microbial control business. Mr. Colleluori responded that Parent was not considering the divestiture of its microbial control business.

On September 30, 2010, in conjunction with a review of Parent’s corporate strategy, Mr. Colleluori contacted Ms. O’Connor and proposed a meeting to discuss ways the parties might expand their relationship. Mr. Colleluori and Ms. O’Connor agreed to meet on November 5, 2010, at which time Ms. O’Connor reiterated the Company’s interest in a potential acquisition of Parent’s microbial control business. Mr. Colleluori reiterated that Parent was not considering such a divestiture. Ms. Debra Apruzzese, Parent’s Vice President of Business Development was also in attendance at the meeting.

At the request of the Company, on March 11, 2011, Mr. Stefan Borgas, Parent’s President and Chief Executive Officer, and Mr. Michael E. Campbell, the Company’s Chairman, President and Chief Executive Officer, met in Basel, Switzerland, where they discussed the strategic fit between the companies. Mr. Campbell also re-emphasized the Company’s interest in Parent’s microbial control business and inquired whether there was a value at which the business would be available for sale. Mr. Borgas responded that Parent was not considering an outright sale of the business and proposed an alternate structure in which Parent would combine its microbial controls business with the Company’s business in exchange for a significant stake in the Company’s equity.

Between March 11 and April 26, 2011, Mr. Campbell consulted with management, key advisors and other members of the Company Board regarding the possibility of a strategic transaction in which Parent would become a significant shareholder of the Company.

On April 11, 2011, Mr. Borgas briefed Parent’s Board of Directors on the possibility of acquiring all of the outstanding capital stock of the Company. Following a discussion, Parent’s Board of Directors instructed Mr. Borgas to pursue discussions with the Company regarding a possible acquisition.

On April 13, 2011, Mr. Borgas and Mr. Campbell had a telephonic discussion in which Mr. Borgas said he and Parent’s Board of Directors were concerned about the long term prospects of a minority investment and that they had ideas on how this might be dealt with. Mr. Borgas suggested they meet on April 26, 2011 in New York to discuss in more detail.

On April 26, 2011, Mr. Borgas met with Mr. Campbell in New York, where they discussed possible strategic transactions between the companies. Mr. Campbell told Mr. Borgas that the Company would be willing to consider a transaction combining the microbial control businesses in which Parent would acquire a non-controlling stake in the Company with an option to enter into a transaction to acquire all of the Company’s outstanding capital stock or, alternatively, to sell the minority stake. Mr. Borgas raised as an alternative the possibility of Parent acquiring the Company for cash without first acquiring a minority stake.

On April 28, 2011, Mr. Campbell briefed the Company Board on the discussions with Parent regarding a potential strategic transaction. The Company Board instructed the Company’s management to engage in preliminary discussions to explore both alternatives: an acquisition by the Company of Parent’s microbial control business in exchange for a significant equity stake in the Company as well as a sale of the Company to Parent for cash.

On May 1, 2011, Parent’s Chairman Committee, the mission of which is to (among other things) review all significant mergers and acquisitions transactions, discussed the possibility of acquiring the Company and reviewed a presentation delivered by Mr. Borgas and Mr. Toralf Haag, Parent’s Chief Financial Officer. The Chairman Committee authorized Parent’s management to continue the discussions.

On May 2, 2011, the Company and Parent entered into a confidentiality agreement to facilitate the exchange of information in connection with a possible strategic transaction. Pursuant to this confidentiality agreement, each party agreed to keep confidential and not disclose any non-public information it received from the other party and its representatives to any person (other than as required by law and to its representatives who have a need to know such information). The confidentiality agreement also contained certain customary standstill restrictions with respect to the securities of the other party and certain non-solicitation restrictions.

Also on May 2, 2011, Parent instructed its outside counsel, Jenner & Block LLP (“Jenner & Block”), to review certain publicly available information regarding the Company. Following this preliminary review and due diligence investigation by Parent and its counsel, Parent prepared and submitted to the Company a list of due diligence inquiries and information requests.

On May 12 and 13, 2011, representatives of the Company and Parent convened for a management presentation and series of discussions in Boston. Those present included Mr. Campbell, Mr. Steven C. Giuliano, the Company’s Senior Vice President and Chief Financial Officer, Ms. O’Connor, Mr. Alex Valcke, the Company’s Vice President of Innovation, Mr. Luis Fernandez-Moreno, Executive Vice President of the Company, Mr. Joseph Shaulson, Executive Vice President of the Company, Mr. Borgas, Mr. Colleluori, Mr. Haag, Ms. Jeanne Thoma, the head of Parent’s microbial control business, and Mr. Mark Func, the Group General Counsel of Parent. Representatives of J.P. Morgan Securities LLC (“J.P. Morgan”), financial advisor to Parent, and Morgan Stanley & Co., LLC (“Morgan Stanley”), financial advisor to the Company, were also present. At this meeting, the parties conducted some preliminary diligence on each other’s businesses and discussed the broad terms of the structure of the two alternative transactions. Parent and the Company then discussed key due diligence items that Parent would need to confirm in order to proceed with discussions concerning the transaction. Following this meeting, Parent and its outside counsel prepared and submitted to the Company a supplemental due diligence and information request list.

On May 21, 2011, Parent’s Board of Directors reviewed a proposal made by Parent’s senior management team to acquire the Company. Following a discussion of the potential terms and conditions of such an acquisition, as well as the anticipated benefits and possible risks associated with such an acquisition, Parent’s Board of Directors authorized its senior management team to pursue negotiations for an acquisition of the Company.

On May 23, 2011, Mr. Borgas indicated to Mr. Campbell on a telephone conversation that Parent would be interested in pursuing an acquisition of all of the outstanding capital stock of the Company at a price per share of $43.00 to $45.00. Mr. Campbell indicated that the proposed price range was not at a level that he believed reflected the value of the Company, but that he would communicate the proposal made by Mr. Borgas to the Company’s Board of Directors, if requested by Parent.

On May 25, 2011, Parent communicated its interest in pursuing an acquisition of all of the outstanding shares of capital stock of the Company in a written preliminary, non-binding indication of interest, which set forth the broad proposed transaction terms, including a proposed offer price between $44.00 and $46.00 per share in cash. The letter indicated that Parent was not interested in continuing discussions regarding the sale of its microbial control business.

On June 2, 2011, Parent instructed its outside counsel to prepare an initial draft of a merger agreement and to continue its due diligence review.

Also on June 2, 2011, the Company Board convened a special meeting at which members of the Company’s management and the Company’s advisors briefed the Company Board regarding the discussions with Parent and the May 25 proposal. The Company’s management reviewed the Company’s preliminary strategic plan on a stand-alone basis. Representatives of Cravath, Swaine & Moore LLP (“Cravath”), the Company’s outside counsel, advised the Company Board regarding its fiduciary duties and considerations for an appropriate sale process, and Morgan Stanley provided a preliminary valuation analysis. The Company Board considered various matters relating to the Company, its business, its alternatives and the May 25 proposal. In particular, based on conversations with the Company’s management and the Company’s advisors, the Company Board decided that the potential risks of contacting other potential bidders outweighed the potential benefits from doing so. The Company Board concluded that the price range expressed in the May 25 letter was not at a level that they believed reflected the value of the Company. The Company Board directed management to continue exploring a potential sale transaction with Parent and to seek a higher price.

On June 3, 2011, Mr. Campbell called Mr. Borgas and conveyed the position of the Company Board that the price range communicated in the May 25, 2011 proposal did not reflect the value of the Company, and that Parent would have to raise its price if it wished to continue discussions with the Company. They agreed to have their teams meet to discuss various matters that could affect valuation of the Company. On June 6, 2011, Mr. Campbell and Mr. Borgas spoke by phone to finalize the agenda for such meetings on June 9 and 10, 2011.

Prior to the meetings commencing June 9, there were discussions between Morgan Stanley and J.P. Morgan regarding factors relevant to the valuation of the Company.

On June 9 and 10, 2011, the same members of Parent’s and the Company’s respective senior management teams that attended the Boston meetings (other than Mr. Valcke, who did not attend) reconvened in London for a second management presentation and series of discussions focused on areas of the Company’s business that could affect valuation of the Company. Financial advisors of Parent and the Company were also present. At this meeting, the parties continued to discuss various due diligence questions, items and requests.

On June 15, 2011, Parent communicated its revised proposed transaction terms in a written preliminary, non-binding indication of interest to acquire all of the outstanding shares of capital stock of the Company for $47.00 per share in cash.

On June 16, 2011, the Company Board met to discuss the June 15 proposal. After a detailed discussion with management and its advisors, the Company Board directed management to proceed with negotiating the detailed terms of a sale to Parent and to continue to seek a higher purchase price.

On June 17 and June 19, 2011, Mr. Campbell and Mr. Borgas discussed the terms of Parent’s June 15 proposal. During these calls, Mr. Campbell pressed for a further increase in the price to be paid by Parent.

On June 21, 2011, following further discussions regarding the terms of the proposed transaction between Mr. Campbell and Mr. Borgas, Parent indicated that its best and final price was $47.20 per share. Parent also provided the Company with an initial draft of the Merger Agreement reflecting the broad transaction terms outlined in its revised preliminary, non-binding indication of interest.

Also on June 21, 2011, the Company opened an electronic data room to Parent and its advisors, and began the process of updating the data room with current financial, operational, regulatory, intellectual property, human resources, legal and other information concerning the Company and its subsidiaries.

On June 24, 2011, Parent received a revised draft of the Merger Agreement from Cravath.

Between June 28 and July 8, 2011, Mr. Borgas, Mr. Colleluori, Ms. Thoma, Mr. Funk and Mr. Scott Waldman, the General Counsel of Lonza America, Inc., Mr. Campbell, Ms. O’Connor, Mr. Giuliano, Mr. Shaulson and Mr. Joseph P. Lacerenza, the Company’s Senior Deputy General Counsel and Secretary and Parent’s and the Company’s respective financial advisors and outside counsel engaged in a series of telephonic and face-to-face meetings in New York to discuss remaining due diligence items and to negotiate the terms and conditions of the Merger Agreement, including the conditions to the consummation of the Offer, the circumstances in which the Company could consider unsolicited third party acquisition proposals, the amount of and terms associated with the termination fee, the qualifications to the Company’s representations and warranties and certain provisions intended to protect certain employee benefits. During this period, Parent and Jenner & Block continued to review additional due diligence materials made available by the Company and engaged in a more detailed discussion regarding the terms and timeline for the proposed transaction.

On June 30, 2011, Parent’s Board of Directors convened to discuss the proposed terms of the Merger Agreement and to receive an update regarding the due diligence process and the status of negotiations for the proposed transaction. After extensive discussions among members of Parent’s Board of Directors and Parent’s management team involved in the negotiation of the proposed transaction, Parent’s Board of Directors approved the broad terms of the Merger Agreement and authorized management to continue the negotiation of unresolved terms within guidelines specified by Parent’s Board of Directors. Parent’s Board of Directors also approved the terms of the proposed financing being negotiated by Parent’s senior management team in connection with the proposed transaction. In addition, Parent’s Board of Directors appointed Mr. Rolf Soiron, the Chairman of Parent’s Board of Directors, and Mr. Borgas to a newly-established committee to which Parent’s Board of Directors delegated authority to approve the final terms and conditions of the proposed transaction, including the final negotiated terms of the Merger Agreement and related transaction financing agreements within the guidelines specified by Parent’s Board of Directors.

In the late afternoon of July 8, 2011, the Company Board convened to consider the proposed Merger Agreement. At the meeting, Cravath provided a summary of the material terms of the Merger Agreement and Morgan Stanley provided financial analyses of the terms of the Offer and the Merger. Morgan Stanley expressed its opinion that, as of such date, the consideration to be received by the holders of shares of Company Common Stock in the Offer was fair to such holders from a financial point of view. After considering the input of management and its advisors, the members of the Company Board unanimously (a) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were fair to, and in the best interests of, the Company and its shareholders, (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (c) recommended that the shareholders of the Company accept the Offer, tender their Shares to the Offeror in the Offer and, to the extent shareholder approval would be required under applicable law, approve the Merger Agreement.

Between July 8 and July 10, 2011, the parties and their advisors finalized the Merger Agreement and the related documentation.

On the morning of July 10, 2011, Mr. Soiron and Mr. Borgas convened and unanimously approved the final negotiated terms of the proposed transaction, including the terms and conditions of the Merger Agreement and authorized the appropriate officers for each of Parent and the Offeror to execute the Merger Agreement.

Later on the morning of July 10, 2011, Parent executed financing commitment documentation with its lending institutions. Shortly thereafter, the Company, Parent and the Offeror executed the Merger Agreement.

On the morning of July 11, 2011, before the opening of the SIX Swiss Stock Exchange, Parent and the Company issued a joint press release announcing the transaction.

On July 15, 2011, the Offeror commenced the Offer.

Reasons for Recommendation.

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company Board consulted with the Company’s senior management, outside legal counsel and independent financial advisor. In recommending that the Company’s shareholders accept the Offer, tender their shares of the Company Common Stock to the Offeror pursuant to the Offer and, if required by applicable law, vote their shares of the Company Common Stock in favor of approval of the Merger Agreement, the Company Board also considered a number of factors, including the following:

•

the Company Board’s knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position and its belief that the Offer and the Merger are more favorable to the Company’s shareholders than any other strategic alternative reasonably available to the Company, including continuing as a stand-alone entity;

•

the fact that the $47.20 Offer Price represents a 36.7% premium to the Company’s 30-day average closing share price of Company Common Stock immediately preceding the public announcement of the Offer and the Merger;

•	the Company Board’s belief that the Offer Price compares favorably with that of other acquisition transactions in the Company’s industry;

•

the fact that the Offer provides for a cash tender offer for all shares of the Company Common Stock held by the Company’s shareholders to be followed by the Merger, which allows the Company’s shareholders to quickly realize a fair value, in cash, for their investment and provides shareholders certainty of value for their shares;

•

the presentation by Morgan Stanley on July 8, 2011 to the Company Board, together with its written opinion dated July 8, 2011, that, as of such date and based on and subject to the factors, assumptions and limitations set forth in the written opinion, the $47.20 per share cash consideration to be received by the holders of shares of the Company Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view to the holders of shares of the Company Common Stock. The full text of Morgan Stanley’s written opinion, dated July 8, 2011, is attached hereto as Annex I;

•

the Company Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and are the product of arms’ length negotiations between the Company and its advisors, on the one hand, and Parent and its advisors, on the other hand;

•

the fact that Parent’s and the Offeror’s obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing conditions and that Parent and the Offeror make representations and warranties in the Merger Agreement about the sufficiency of its financial resources to purchase shares of the Company Common Stock pursuant to the Offer and to consummate the Merger;

•

the fact that the Offeror must extend the Offer until at least April 10, 2012, if, on any then-scheduled expiration date, any of the conditions to the consummation of the Offer is not satisfied and has not been waived;

•

the fact that the potential for closing in a relatively short timeframe provided by the structure of the transaction could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption;

•

the fact that the Company Board would be permitted, in accordance with the terms of the Merger Agreement, to authorize the Company and its subsidiaries to provide information to and engage in discussions or negotiations with a third party following the receipt of a bona fide, unsolicited written alternative acquisition proposal that the Company Board determines in its good faith judgment, after consultation with outside counsel and the Company’s independent financial advisor, constitutes or would reasonably be expected to lead to a superior proposal;

•

the fact that, subject to compliance with the terms and conditions of the Merger Agreement (including provisions regarding notification to Parent of certain matters, provisions regarding further negotiations with Parent and provisions regarding payment of a $40 million termination fee), in certain circumstances, the Company may terminate the Merger Agreement in connection with a determination by the Company Board to enter into a superior transaction with a third party; and

•

the Company Board’s belief that the termination fee of $40 million would not be a significant deterrent to competing offers and that the amount of such fee was believed to be within the range of termination fees payable in comparable transactions.

The Company Board also considered a number of uncertainties and risks in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•

the potential disruption to the Company’s business that could result from the public announcement and pendency of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the possible diversion of management and employee attention, potential employee attrition and the potential effect on the Company’s business relationships;

•

the possibility that the Offer, the Merger and the other transactions contemplated by the Merger Agreement might not be completed in a timely manner or at all due to the necessity of receiving antitrust and other regulatory approvals, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•

the fact that the Offeror is not permitted to purchase any shares of the Company Common Stock in the Offer unless, among other things, the number of shares of Common Stock validly tendered and not withdrawn in accordance with the terms of the Offer, together with the shares of Common Stock, if any, then owned by Parent and the Offeror, represent more than two-thirds of the outstanding shares of Common Stock (determined on a fully diluted basis);

•	the fact that an all cash transaction will be taxable to the Company’s shareholders for U.S. Federal income tax purposes;

•	the fact that the Company’s shareholders will not participate in future growth of the Company and will not benefit from any appreciation in value of the combined company;

•

the fact that the Merger Agreement contains contractual restrictions on the conduct of the Company’s business prior to the completion of the transactions contemplated by the Merger Agreement, including a prohibition on declaring or paying dividends;

•	the fact that the Company had not recently solicited bids from other potential buyers or recently conducted an auction process, considering the risks to the business in doing so; and

•

the fact that, subject to the limitations set forth in the Merger Agreement, the Company could be required to pay a termination fee of $40 million in connection with entry into a competing transaction, a change in the Company Board’s recommendation to the Company’s shareholders or a failure to reconfirm the Company Board’s recommendation to the Company’s shareholders at the request of Parent in the event of a public competing proposal, as well as the potential for such termination fee to discourage third parties from proposing a competing business combination transaction after the Merger Agreement was signed.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company shareholders outweighed the risks and uncertainties of the Offer and the Merger.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own individual business judgment to the process and may have given different weight to different factors. In arriving at their recommendation, the members of the Company Board were aware of the interests of executive officers and directors of the Company as described under “Arrangements with Current Executive Officers and Directors of the Company” in Item 3 above.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all shares of the Company Common

Stock held of record or beneficially by them pursuant to the Offer (other than shares of the Company Common Stock as to which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the approval of the Merger Agreement.

Opinion of the Company’s Financial Advisor.

The Company retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other strategic business combination. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation. At the meeting of the Company Board on July 8, 2011, Morgan Stanley rendered to the Company Board its oral opinion, subsequently confirmed in writing, that as of July 8, 2011, and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in the written opinion, the $47.20 per share in cash (the “Consideration”) to be received by the holders of shares of the Company Common Stock in the Transaction (as defined below) pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of July 8, 2011, is attached hereto as Annex I. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We encourage you to read the entire opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Company Board and addresses only the fairness from a financial point of view to the holders of shares of the Company Common Stock of the Consideration to be received by such holders in the Offer and the Merger, taken together and not separately (the “Transaction”) pursuant to the Merger Agreement. It does not address any other aspects of the Transaction and expresses no opinion or recommendation as to the underlying decision of the Company to engage in the Transaction, as to whether any holder of the Company Common Stock should tender in the Offer or as to how any holder should vote at any stockholders’ meeting held in connection with the Merger. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company and Parent, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by the management of the Company;

•

discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Transaction, with senior executives of the Company;

•	reviewed the pro forma impact of the Transaction on Parent’s various credit statistics;

•	reviewed the reported prices and trading activity for the Company Common Stock;

•

compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable to the Company and its securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise discussed with or made available to Morgan Stanley by the Company, or otherwise reviewed by or for Morgan Stanley, and formed a substantial basis for its opinion. With respect to the financial projections or material derived or extrapolated therefrom, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. Such financial projections included a management strategic plan and a case based on publicly available equity research reports, and the management of the Company directed Morgan Stanley to consider and rely on both the strategic plan and the equity research case for purposes of its analyses. Morgan Stanley expressed no view as to such projections or the assumptions on which they were based.

In addition, Morgan Stanley assumed that the Transaction would be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Transaction. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the Transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley did not evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of July 8, 2011. Events occurring after July 8, 2011 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction, involving the Company. Morgan Stanley did not negotiate with any party, other than Parent, which expressed interest to Morgan Stanley in the possible acquisition of the Company or certain of its constituent businesses.

Summary of Financial Analysis.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated July 8, 2011 and presented to the Company Board on July 8, 2011. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

The financial projections used by Morgan Stanley included (i) a set of estimates prepared by the Company’s management through calendar year 2014 (the “Strategic Plan”), and an extrapolation of the Strategic Plan through calendar year 2020 based on earnings before interest, taxes, depreciation and amortization (“EBITDA”), as approved by the Company’s management and (ii) a case based on publicly available equity research reports available as of July 6, 2011, for estimated calendar year 2011 and calendar year 2012 (the “Street Case”), and an extrapolation of the Street Case through calendar year 2020, as approved by the Company’s management. As used herein, the Strategic Plan and the Street Case include these respective extrapolations. The management of the Company directed Morgan Stanley to consider and rely on both the Strategic Plan and the Street Case for purposes of its analyses. The Strategic Plan and information about the preparation and intended purpose of the Strategic Plan are summarized in Section 8 of the Offer to Purchase.

The inclusion of the Street Case in this Statement should not be regarded as an indication that the Company, Morgan Stanley or any of their respective officers, directors, advisors or representatives considered or consider the Street Case to be predictive of actual future events, and the Street Case should not be relied upon as such. Neither the Company or Morgan Stanley nor any of their respective officers, directors, advisors or representatives can give any assurance that actual results will not differ from the Street Case, and none of them undertakes any obligation to update or otherwise revise or reconcile the Street Case to reflect circumstances existing after the date the Street Case was generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Street Case are shown to be in error. Neither the Company or Morgan Stanley, nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder of the Company or other person regarding the Company’s ultimate performance compared to the information contained in the Street Case or that forecasted results will be achieved. The Company has made no representation to Parent, Offeror, Morgan Stanley or their affiliates, in the Merger Agreement or otherwise, concerning the Street Case.

Street Case Forecasts

($ millions)

Street Case	2011(1)	2012(1)	2013(2)	2014(2)
Revenue	1,468	1,534	1,611	1,698
EBITDA	161	182	198	215

(1)	2011 and 2012 revenue and EBITDA reflective of Wall Street consensus.
(2)	2013 and 2014 based on extrapolation of Wall Street growth and margin commentary.

Analysis of Precedent Transactions.

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms of selected transactions that share some characteristics with the Transaction. In connection with its analysis, Morgan Stanley compared publicly available statistics for select chemicals sector transactions occurring between January 1, 2001 and May 31, 2011. The following is a list of the transactions reviewed:

Selected Transactions (Target / Acquiror)

•	Berkshire Hathaway, Inc. / Lubrizol Corp.

•	Solvay S.A. / Rhodia S.A.

•	E.I. du Pont de Nemours & Co. / Danisco A/S

•	BASF SE / Engelhard Corp.

•	BASF SE / Ciba AG.

•	Apollo Investment Corp. / GE Advanced Materials

•	BASF SE / Cognis Holding GmbH

•	BASF SE / Degussa Construction Chemicals Operations, Inc.

•	Ashland, Inc. / Hercules Chemical Company, Inc.

•	Ashland, Inc. / International Specialty Products, Inc.

•	PPG Industries, Inc. / SigmaKalon Group

•	Rockwood Specialties Group, Inc. / Dynamit Nobel

•	Clariant International LTD. / Sud-Chemie AG.

•	China National Chemical / Makhteshim-Agan Industries

•	Apollo Investment Corp. / Berry Plastics Corp.

•	Chemtura Corp. / Great Lakes Chemical Corp.

•	Lubrizol Corp. / Noveon, Inc.

•	GE Specialty Chemical / Hercules’ Water Treatment (Betz)

•	Apollo Investment Corp. / Jacuzzi Brands Corp.

•	Albermarle Corp. / Akzo Nobel N.V.

•	Univar, Inc. / Basic Chemicals Solutions, L.L.C.

•	Croda International Plc / Uniqema

•	Yule Catto & Co. Plc / PolymerLatex

•	Rhodia S.A. / Jiangsu Feixiang Chemical Co. Ltd.

•	Arch Chemicals, Inc. / Avecia Biocides

•	Arch Chemicals, Inc. / Rockwood Holdings Pool and Spa

Based on the analysis of the relevant metrics and time frame for each transaction listed above, Morgan Stanley selected a representative range as set forth below of financial multiples of the transactions and applied these ranges of financial multiples to the relevant Company financial statistic based on publicly available information. Morgan Stanley also analyzed data with respect to one-day prior historical premiums paid over the last ten years in $750 million to $2 billion all cash transactions and calculated over a ten year period such annual average one-day prior premiums. From such analysis, Morgan Stanley selected a representative range as set forth below of implied premia and applied it to the Company closing share price of July 6, 2011 and July 1, 2011, the last day prior to the daily trading volume of the Company’s common stock increasing significantly above historical averages.

Based on the Company’s outstanding shares on a fully diluted basis (including outstanding options and other equity awards) as of July 6, 2011 and using the Company’s average net debt (short term debt plus long term debt reduced by cash and cash equivalents) over the prior four quarters, Morgan Stanley calculated the estimated implied value per share of common stock of the Company as of July 6, 2011 as follows:

Precedent Transactions Financial Statistic	Representative Range1	Implied Value Per Share of the Company Common Stock
Aggregate Value to Last Twelve Months EBITDA	8.5x – 9.5x	$42 – $48
Premium to July 1, 2011 Closing Share Price	25.0% – 35.0%	$43 – $47
Premium to July 6, 2011 Closing Share Price	25.0% – 35.0%	$45 – $49

1	Morgan Stanley noted that in the Ashland, Inc. acquisition of International Specialty Products, Inc announced on May 31, 2011, a precedent transaction similar to the Company’s sale to Parent, the implied multiple of aggregate value of the transaction to last twelve months EBITDA was 8.9x, which implied a value per share of the Company of $44.

Morgan Stanley noted that the consideration to be received by holders of shares of the Company Common Stock in the Transaction pursuant to the Merger Agreement is $47.20 per share.

No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Transaction. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using precedent transaction data.

Discounted Future Equity Value Analysis.

Morgan Stanley performed a discounted future equity value analysis, which is designed to provide insight into the estimated future implied value of a company’s common equity as a function of the company’s estimated future EBITDA and a potential range of aggregate value to EBITDA multiples. The resulting implied value is subsequently discounted to arrive at an implied present value for such company’s stock price. In connection with this analysis, Morgan Stanley calculated a range of present equity values per share of the common stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2013 forecasts from each of the Street Case and the Strategic Plan. Morgan Stanley applied the Company’s current next twelve months EBITDA multiple of 7.1x to these estimates, subtracted estimated beginning of year 2013 net debt, and applied a discount rate of 11.8% reflective of its cost of equity.

Morgan Stanley noted this was merely an illustrative hypothetical market value analysis and should not be interpreted as a market value or stock price prediction.

The following table summarizes Morgan Stanley’s analysis:

	Company Current Next Twelve Months EBITDA Multiple	Implied Present Value Per Share of the Company Common Stock
Calendar Year 2013 Assumed EBITDA
Street Case	7.1x	$44
Strategic Plan	7.1x	$47

Morgan Stanley noted that the consideration to be received by holders of shares of the Company Common Stock in the Transaction pursuant to the Merger Agreement is $47.20 per share.

Public Trading Comparables Analysis.

Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley compared certain financial information of the Company with equivalent publicly available consensus estimates for companies that share similar business characteristics such as those that provide biochemicals or those that have similar scale and operating characteristics (the “Peer Companies”). These companies included the following:

•	Ashland, Inc.

•	Cabot Corp.

•	Calgon Carbon Corp.

•	Chemtura Corp.

•	Cytec Industries, Inc.

•	Ferro Corp.

•	H.B. Fuller Co.

•	Koppers Holdings, Inc.

•	Rockwood Holdings, Inc.

•	Sensient Technologies Corp.

For purposes of this analysis, Morgan Stanley analyzed for each of these companies for comparison purposes, the multiple of aggregate value, to estimated EBITDA and the multiple of price to earnings per share (“EPS”) for calendar years 2011, 2012 and 2013 (in each case, based on publicly available consensus estimates).

Based on the analysis of the relevant metrics for each of the Peer Companies, Morgan Stanley selected representative ranges of financial multiples of estimated 2011 aggregate value to EBITDA and price to EPS as set forth below and applied these ranges of multiples to the relevant Company financial statistic.

Based on the Company’s outstanding shares on a fully diluted basis (including outstanding options and other equity awards) as of July 6, 2011 and using the Company’s average net debt (short term debt plus long term debt reduced by cash and cash equivalents) over the prior four quarters, Morgan Stanley calculated the estimated implied value per share of common stock of the Company as of July 6, 2011 as follows:

Calendar Year Financial Statistic	Peer Company Multiple Range	Implied Value Per Share of the Company Common Stock
Strategic Plan
Aggregate Value to Estimated 2011 EBITDA	6.5x – 8.0x	$35 – $44
Price to Estimated 2011 EPS	12.5x – 14.5x	$36 – $41

Morgan Stanley noted that the consideration to be received by holders of shares of the Company Common Stock in the Transaction pursuant to the Merger Agreement is $47.20 per share.

No company utilized in the public trading comparables analysis is identical to the Company. In evaluating peer companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the businesses of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Trading Range Analysis.

Morgan Stanley performed a trading range analysis with respect to the historical share prices of the Company Common Stock. Morgan Stanley reviewed the range of closing prices of the Company Common Stock for various periods ending on July 6, 2011. Morgan Stanley observed the following:

Period Ending July 6, 2011	Range of Closing Prices
Last 12 Months	$29 – $43

Morgan Stanley observed that the Company Common Stock closed at $36.17 on July 6, 2011. Morgan Stanley noted that the Consideration reflected a 36% premium to the closing price per share of the Company Common Stock as of July 1, 2011, a 25% premium to the closing price per share of the Company Common Stock as of July 7, 2011, a 30% premium to the closing price per share of the Company Common Stock as of July 6, 2011, and a 39% premium to the average closing price per share of the Company Common Stock for the month prior to and including July 6, 2011. Following July 1, 2011, the daily trading volume of the Company Common Stock increased significantly above historical averages. Between July 1, 2011 and July 7, 2011, the closing price per share of the Company Common Stock increased from $34.73 to $37.90.

Equity Research Analysts’ Future Price Targets.

Morgan Stanley reviewed and analyzed future public market trading price targets for the Company Common Stock prepared and published by equity research analysts prior to July 6, 2011. These one year forward targets reflected each analyst’s estimate of the future public market trading price of the Company Common Stock and are not discounted to reflect present values. While noting that there are limited price forecast targets,

Morgan Stanley calculated that the range of undiscounted analyst price targets for the Company Common Stock was $40 to $42 per share as of July 6, 2011. The range of analyst price targets per share for the Company Common Stock discounted at 11.8% to reflect the Company’s cost of equity was $36 to $37 per share as of July 6, 2011.

Morgan Stanley noted that the consideration to be received by holders of shares of the Company Common Stock in the Transaction pursuant to the Merger Agreement is $47.20 per share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Company Common Stock and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Discounted Cash Flow Analysis.

Morgan Stanley calculated a range of implied equity values per share for the Company based on a discounted cash flow analysis. A discounted cash flow analysis is designed to provide an implied value of the present value of a company’s future cash flows and terminal value of a company. Morgan Stanley utilized projections from the Street Case and the Strategic Plan. Morgan Stanley calculated the net present value of free cash flows for the Company for the years 2011 through 2020 and calculated terminal values in the year 2021 based on a perpetual growth rate of 2.5% and a discount rate of 9.0% to 11.0%. These values were discounted to present values as of July 6, 2011 at a discount rate ranging from 9.0% to 11.0%.

The following table summarizes Morgan Stanley’s analysis:

Implied Present Value Per Share of the Company Common Stock
Street Case	$38 – $51
Strategic Plan	$45 – $61

Morgan Stanley noted that the consideration per share to be received by holders of shares of the Company Common Stock in the Transaction pursuant to the Merger Agreement is $47.20 per share.

Leveraged Buyout Analysis.

Morgan Stanley performed an illustrative leveraged buyout analysis to estimate theoretical prices at which a financial sponsor might effect a leveraged buyout of the Company. For purpose of this analysis, Morgan Stanley assumed a transaction date of January 1, 2011 and an illustrative multiple of debt to last twelve months EBITDA at the transaction date of 5.5x. Morgan Stanley also assumed a subsequent exit transaction by the financial sponsor at June 30, 2016 with a valuation of the Company realized by the financial sponsor in such subsequent exit transaction based on an 8.0x aggregate value to next twelve months EBITDA multiple under each of the Street Case and the Strategic Plan and the Company’s estimated total debt and cash as of June 30, 2016. The implied acquisition price per share paid by the financial sponsor was based on a hypothetical target range of internal rates of return for the financial sponsor between June 30, 2011 and June 30, 2016 of 17.5%—22.5%.

The following table summarizes Morgan Stanley’s analysis:

Implied Present Value Per Share of the Company Common Stock
Street Case	$39 – $44
Strategic Plan	$43 – $49

Morgan Stanley noted that the consideration per share to be received by holders of shares of the Company Common Stock in the Transaction pursuant to the Merger Agreement is $47.20 per share.

General.

In connection with the review of the Transaction by the Company Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the Consideration to be received by the holders of shares of the Company Common Stock in the Transaction to such holders and in connection with the delivery of its opinion, dated July 8, 2011, to the Company Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Company Common Stock might actually trade.

The Consideration to be received by the holders of shares of the Company Common Stock was determined through arm’s length negotiations between the Company and Parent and was approved by the Company Board. Morgan Stanley provided advice to the Company Board during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to the Company or the Company Board or that any specific consideration constituted the only appropriate consideration for the Transaction.

Morgan Stanley’s opinion and its presentation to the Company Board was one of many factors taken into consideration by the Company Board in deciding to approve, adopt and authorize the Merger Agreement and to recommend that the holders of shares of the Company Common Stock tender in the Offer. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of the Company Board with respect to the Consideration, or of whether the Company Board would have been willing to agree to different consideration.

The Company Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. Morgan Stanley also is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, Parent, or any other company, or any currency or commodity, that may be involved in the Transaction, or any related derivative instrument.

Notwithstanding any of the foregoing, during the term of the engagement with the Company, Morgan Stanley and its affiliates will not provide financial advisory or financing services to any other party in connection with the Transaction without the prior consent of the Company.

Under the terms of its engagement letter, Morgan Stanley provided the Company financial advisory services and a financial opinion in connection with the Transaction, and the Company has agreed to pay Morgan Stanley a fee in the amount of 1.03% of the total transaction value for its services, which is contingent upon the closing of the Offer. The Company has also agreed to reimburse Morgan Stanley for its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its services. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement. Morgan Stanley may seek to provide financial advisory and financial services to Parent and the Company in the future and expects to receive fees for the rendering of these services. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has retained Morgan Stanley to act as the Company’s financial advisor in connection with the transactions contemplated by the Merger Agreement pursuant to a letter agreement dated July 6, 2011. Under the terms of the engagement letter, the Company has agreed to pay Morgan Stanley a transaction fee for its services in connection with rendering its fairness opinion in the amount of 1.03% of the total transaction value, which fee is contingent on the consummation of the Offer. The Company also has agreed to reimburse Morgan Stanley for all reasonable out-of-pocket expenses, including reasonable fees and expenses of counsel, and to indemnify Morgan Stanley and related persons against liabilities relating to or arising out of such engagement.

Prior to the engagement, from the date of the Company’s spin-off from Olin Corporation until January 2006, Morgan Stanley had provided investment services to the Company in connection with the Company’s Contributing Employee Ownership Plan (the “CEOP”), a tax-qualified 401(k) plan. Prior to the engagement, Morgan Stanley had not provided any other services to the Company. Morgan Stanley and its affiliates in the future may provide investment banking and other financial services to the Company or Parent unrelated to the proposed Offer, for which services Morgan Stanley and its affiliates would expect to receive compensation.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

No transactions with respect to shares of the Company Common Stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction

William H. Powell	6/15/2011	128.13	$33.09	Dividend Reinvestment through regular and IRA Fidelity accounts.

Michael E. Campbell	6/15/2011	92.19	$33.44	Dividend reinvestment pursuant to CEOP’s automatic reinvestment feature.

Steven C. Giuliano	5/16/2011	16.81	$36.00	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/6/2011	17.71	$34.17	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/15/2011	26.42	$33.44	Dividend reinvestment pursuant to CEOP’s automatic reinvestment feature.
	6/17/2011	18.06	$33.51	Shares purchased pursuant to CEOP’s automatic contribution feature.
	7/1/2011	17.55	$34.48	Shares purchased pursuant to CEOP’s automatic contribution feature.

Luis Fernandez-Moreno	5/16/2011	16.81	$36.00	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/6/2011	17.71	$34.17	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/15/2011	0.70	$33.44	Dividend reinvestment pursuant to CEOP’s automatic reinvestment feature.
	6/17/2011	18.06	$33.51	Shares purchased pursuant to CEOP’s automatic contribution feature.
	7/1/2011	17.55	$34.48	Shares purchased pursuant to CEOP’s automatic contribution feature.

Sarah A. O’Connor	5/16/2011	24.51	$36.00	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/6/2011	25.82	$34.17	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/10/2011	11.40	$33.14	Dividend reinvestment pursuant to CEOP’s automatic reinvestment feature.
	6/15/2011	48.81	$33.44	Dividend reinvestment pursuant to CEOP’s automatic reinvestment feature.
	6/15/2011	126.13	$34.14	Dividend reinvestment through automatic DRIP.
	6/17/2011	26.33	$33.51	Shares purchased pursuant to CEOP’s automatic contribution feature.
	7/1/2011	25.59	$34.48	Shares purchased pursuant to CEOP’s automatic contribution feature.

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction

Joseph H. Shaulson	5/16/2011	16.20	$36.00	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/6/2011	17.07	$34.17	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/15/2011	6.37	$33.44	Dividend reinvestment pursuant to CEOP’s automatic reinvestment feature.
	6/17/2011	17.41	$33.51	Shares purchased pursuant to CEOP’s automatic contribution feature.
	7/1/2011	16.92	$34.48	Shares purchased pursuant to CEOP’s automatic contribution feature.

W. Anthony Sandonato	5/16/2011	11.54	$36.00	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/6/2011	12.16	$34.17	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/15/2011	18.76	$33.44	Dividend reinvestment pursuant to CEOP’s automatic reinvestment feature.
	6/17/2011	12.40	$33.51	Shares purchased pursuant to CEOP’s automatic contribution feature.
	7/1/2011	12.05	$34.48	Shares purchased pursuant to CEOP’s automatic contribution feature.

W. Paul Bush	5/16/2011	10.53	$36.00	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/6/2011	11.10	$34.17	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/15/2011	24.60	$33.44	Dividend reinvestment pursuant to CEOP’s automatic reinvestment feature.
	6/17/2011	11.32	$33.51	Shares purchased pursuant to CEOP’s automatic contribution feature.
	7/1/2011	11.00	$34.48	Shares purchased pursuant to CEOP’s automatic contribution feature.

Meghan DeMasi	5/16/2011	10.13	$36.00	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/6/2011	10.67	$34.17	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/15/2011	10.31	$33.44	Dividend reinvestment pursuant to CEOP’s automatic reinvestment feature.
	6/17/2011	10.88	$33.51	Shares purchased pursuant to CEOP’s automatic contribution feature.
	7/1/2011	10.57	$34.48	Shares purchased pursuant to CEOP’s automatic contribution feature.

Michael Cook	5/16/2011	10.33	$36.00	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/6/2011	10.88	$34.17	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/15/2011	38.87	$33.44	Dividend reinvestment pursuant to CEOP’s automatic reinvestment feature.
	6/17/2011	11.10	$33.51	Shares purchased pursuant to CEOP’s automatic contribution feature.
	7/1/2011	10.79	$34.48	Shares purchased pursuant to CEOP’s automatic contribution feature.

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction

Rick Walden	5/16/2011	10.63	$36.00	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/6/2011	11.20	$34.17	Shares purchased pursuant to CEOP’s automatic contribution feature.
	6/15/2011	63.09	$33.44	Dividend reinvestment pursuant to CEOP’s automatic reinvestment feature.
	6/17/2011	11.42	$33.51	Shares purchased pursuant to CEOP’s automatic contribution feature.
	7/1/2011	11.10	$34.48	Shares purchased pursuant to CEOP’s automatic contribution feature.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of the Company Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company. Under the Merger Agreement, the Company is prohibited from declaring or paying a dividend prior to the Effective Time.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Golden Parachute Compensation.

The table immediately below entitled “Potential Change in Control Payments to Named Executive Officers”, along with its footnotes, shows the compensation potentially payable to the Company’s named executive officers from the most recent proxy statement (i.e., the Company’s chief executive officer, chief financial officer and the three other most highly compensated executive officers) that is based on or otherwise relates to the Offer and the Merger, as required by Item 402(t) of Regulation S-K.

Potential Change in Control Payments to Named Executive Officers.

The following table shows the estimated amounts of payments and benefits that each named executive officer of the Company would receive in connection with the Offer, assuming the Acceptance Time occurred on June 30, 2011 and the employment of the executive officer was terminated by the Surviving Corporation without cause or due to disability or by the executive officer for good reason on such date. Payments noted below as “single-trigger” will become payable immediately upon the Acceptance Time. However, payments noted below as “double-trigger” will not be paid to the executive unless the executive’s employment is terminated pursuant to a qualifying termination after the Acceptance Time. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” above.

Name	Cash ($)(1)	Equity ($)(2)	Pension/NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Total ($)(6)
Michael E. Campbell	$2,090,194	$7,870,580	$234,246	$26,727	$0	$10,221,747
Steven C. Giuliano	$2,455,724	$1,232,984	$952,636	$147,314	$2,044,449	$6,833,107
Luis Fernandez-Moreno	$2,747,524	$1,397,120	$170,341	$102,327	$80,588	$4,497,900
Sarah A. O’Connor	$2,275,974	$997,340	$2,693,277	$79,819	$1,891,012	$7,937,422
Joseph H. Shaulson	$2,392,904	$1,342,988	$166,375	$110,018	$1,671,325	$5,683,610

(1)	As described in Item 3 above, the cash payments for the named executive officers consist of (a) payment of a pro rata share of the executive’s 2011 target bonus, (b) a lump-sum severance payment upon a qualifying termination of employment during the term of the Executive Agreement equal to three times the sum of annual base salary (without regard to any reduction at or after the Acceptance Time) plus the greater of (i) actual average bonus over the three years prior to termination and (ii) target bonus for the year of termination and (c) a lump-sum payment of $100,000, payable upon a qualifying termination of employment during the term of the Executive Agreement. The payments described in clause (a) above are “single-trigger” as they will be payable immediately upon the Acceptance Time, without regard to termination of employment, and clauses (b) and (c) above are “double-trigger” as they will only be payable in the event of a termination of employment following the Acceptance Time. These payments are based on the compensation and benefit levels in effect on June 30, 2011; therefore, if compensation and benefit levels are increased after June 30, 2011, actual payments to a named executive officer may be greater than those provided for above. Pursuant to the Merger Agreement, the Company is prohibited from increasing compensation or benefit levels for these executives without Parent’s prior written consent. In addition, the payments with respect to the prorated bonus described in clause (a) above are based on the Acceptance Time occurring on June 30, 2011; therefore, if the Acceptance Time occurs later than June 30, 2011 but before the end of 2011, the actual payments for such prorated bonuses will be greater than the amount provided for above and, if the Acceptance Time occurs during the first calendar quarter of 2012, will not be payable.

The three amounts are broken down as follows:

Name	Pro Rata Target Bonus($)	Cash Severance($)	Other Cash Payment($)
Michael E. Campbell	$462,500	$1,527,694	$100,000
Steven C. Giuliano	$137,500	$2,218,224	$100,000
Luis Fernandez-Moreno	$0	$2,647,524	$100,000
Sarah A. O’Connor	$125,000	$2,050,974	$100,000
Joseph H. Shaulson	$137,500	$2,155,404	$100,000

The salary and bonus components of the cash severance, respectively, for each named executive officer are as follows: (i) Mr. Campbell—$925,008 and $1,111,917; (ii) Mr. Giuliano—$415,008 and $324,400; (iii) Mr. Fernandez-Moreno—$415,008 and $467,500; (iv) Ms. O’Connor—$385,008 and $298,650; and (v) Mr. Shaulson—$400,008 and $318,460.

(2)	As described in Item 3 above, the equity amounts consist of the accelerated vesting of Restricted Stock Awards and Performance Awards, each of which is “single-trigger” in that it will occur immediately upon the Acceptance Time, whether or not employment is terminated. The following table shows the amounts in this column attributable to the two types of awards (including the accrued and unpaid dividend equivalents with respect thereto):

Name	Value of Unvested Restricted Stock Unit Awards($)	Value of Unvested Performance Awards($)
Michael E. Campbell	$2,597,316	$5,273,264
Steven C. Giuliano	$406,798	$826,186
Luis Fernandez-Moreno	$1,039,930	$357,190
Sarah A. O’Connor	$329,292	$668,048
Joseph H. Shaulson	$633,022	$709,966

The value of unvested Restricted Stock Unit Awards and Performance Awards is based on the Offer Price, or $47.20, and any accrued and unpaid dividend equivalents with respect to such awards. Depending on when the Acceptance Time occurs, certain Restricted Stock Unit Awards and Performance Awards shown as unvested in the table may become vested in accordance with their terms without regard to the Offer.

(3)	The pension and nonqualified deferred compensation benefit enhancement amounts represent (a) the incremental (i.e. additional) cost of providing each executive officer with cash sufficient to purchase an annuity that would allow such executive to receive the same monthly after-tax benefit as the executive would have received under the supplemental pension plans based on the benefits accrued as of the Acceptance Time and, for Messrs. Giuliano and Shaulson and Ms. O’Connor, an early retirement bridge to age 55, and (b) the cost of providing additional years of compensation and service credit under the Company’s pension plans to the named executive officers upon a qualifying termination of employment on June 30, 2011. The payments described in clause (a) above are “single-trigger” as they will be payable immediately upon the Acceptance Time, whether or not employment is terminated, and the payments described in clause (b) above are “double-trigger” as they will only be payable in the event of a termination of employment following the Acceptance Time.

For purposes of determining the value of this benefit, the Company assumed that Messrs. Guiliano, Shaulson and Fernandez-Moreno and Ms. O’Connor would be paid at age 55 and Mr. Campbell would be paid immediately. The Company then applied the current market rate for purchasing an annuity from Metropolitan Life Insurance Company for each executive officer based on his or her age and anticipated payment date.

The “single-trigger” and “double-trigger” components of the pension and nonqualified deferred compensation benefit enhancement amounts, respectively, for each named executive officer are as follows: (i) Mr. Campbell—$234,246 and $0; (ii) Mr. Giuliano—$385,001 and $567,635; (iii) Mr. Fernandez-Moreno—$7,868 and $162,473; (iv) Ms. O’Connor—$1,794,210 and $899,067; and (v) Mr. Shaulson—$12,002 and $154,373.

(4)	The perquisites and benefits amounts consist of the value of continued medical and dental coverage and life insurance to the named executive officers upon a qualifying termination of employment and are, accordingly, “double-trigger” as they will only be payable in the event of a termination of employment following the Acceptance Time.

The value of continued medical and dental coverage and life insurance was estimated based on assumptions used for financial reporting purposes under Statement of Financial Accounting Standards Board Accounting Standards Codification No. 715 (Compensation-Retirement Benefits – Defined Benefit Plans-Postretirement).

(5)	The tax reimbursement amounts consist of, for Messrs. Giuliano and Shaulson and Ms. O’Connor, a gross-up pursuant to their Executive Agreements in an amount sufficient to make the executive whole for any 280G Taxes as a result of any compensation payable upon the Acceptance Time and for Mr. Fernandez-Moreno, a gross-up payment pursuant to the supplemental pension plans for 280G Taxes attributable to Mr. Fernandez-Moreno’s receipt of the pension enhancement benefit described above. These payments are “single-trigger” in that they will occur immediately upon the Acceptance Time, whether or not employment is terminated.

In calculating the amount of tax reimbursement for 280G Taxes, the Company relied on the following assumptions, in addition to the June 30, 2011 change in control and termination date: (1) executives will receive on June 30, 2011 the pension and nonqualified deferred compensation benefit enhancement amounts and the cash payment amounts listed above; (2) Mr. Campbell would not be entitled to severance for a number of months greater than the number of months until his 65th birthday (i.e., Mr. Campbell would be entitled to severance for approximately nine months); (3) the value of Restricted Stock Unit Awards and the dividend equivalents related thereto have been calculated using the methodology in Q&A 24(c) of Section 1.280G-1 of the Treasury Regulations, and includes the full value of Performance Awards and the dividend equivalents related thereto; (4) no amounts were included in the calculation with respect to vested benefits; and (5) all executives live in Connecticut (resulting in the following hypothetical tax rates: federal—32.66% (taking into account a deduction for state taxes), state—6.7% and local—0%) other than Messrs. Giuliano and Fernandez-Moreno, who live in New York (resulting in the following hypothetical tax rates: federal—31.86% (taking into account a deduction for state taxes), state—8.97% and local—0%) and Pennsylvania (resulting in the following hypothetical tax rates: federal—33.93% (taking into account a deduction for state taxes), state—3.07% and local—0%), respectively.

(6)	The amounts in this column represent the aggregate total of all compensation described in columns (1) through (5).

The “single-trigger” and “double-trigger” components of the aggregate total compensation amounts, respectively, for each named executive officer are as follows: (i) Mr. Campbell—$8,567,326 and $1,654,421; (ii) Mr. Giuliano—$3,799,934 and $3,033,173; (iii) Mr. Fernandez-Moreno—$1,485,576 and $3,012,324; (iv) Ms. O’Connor—$4,807,562 and $3,129,860; and (v) Mr. Shaulson—$3,163,815 and $2,519,795.

Antitrust — United States.

Following the commencement of the Offer, but no later than July 28, 2011, Parent will file a notification and report form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to its proposed acquisition of the Company. Following the commencement of the Offer, but no later than July 28, 2011, the Company will also submit a Premerger Notification and Report Form with the FTC and the Antitrust Division.

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer, the acquisition of shares of the Company Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Parent’s acquisition of shares of the Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of the Company Common Stock pursuant to the Offer, or seeking the divestiture of shares of the Company Common Stock acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, Parent will not be obligated to proceed with the Offer or the purchase of any shares of the Company Common Stock not previously purchased pursuant to the Offer. However, the Offeror must extend the Offer at each expiration date until at least April 10, 2012, if, on any then-scheduled expiration date, any waiting period under the HSR Act applicable to the Offer has not expired or been terminated.

Antitrust — Foreign.

Germany.

Under German merger control law, the purchase of the Company Common Stock in the Offer may not be completed until the Federal Cartel Office’s (the “FCO”) has issued a clearance decision or has been deemed by operation of law to have issued a clearance decision because it has not taken a decision to enter into an in-depth investigation within one calendar month after receipt of a complete filing.

The notifying party will file a merger control notification with the FCO as soon as practicable after the date of the Offer. If the FCO begins an in-depth investigation prior to the expiration of the one-month waiting period, the waiting period with respect to the Offer and the Merger will be extended until the expiration of four months following the FCO’s receipt of the complete notification, unless clearance has been obtained. The in-depth review period can be extended only with the consent of the notifying party.

Agreements concluded under German law are invalid until clearance has been received. Within its investigation, the FCO determines whether the Merger will result in the formation or strengthening of a dominant position in the relevant market(s). Should the FCO during the in-depth investigation come to the conclusion that this is the case, it may prohibit the Merger or seek remedies which may consist of divestitures of certain businesses or parts thereof. If remedies are required, the Merger may only be consummated upon the issuance of a clearance decision (in case of non-conditional remedies, the remedies must be fulfilled at a later date within a specified time period) or upon the complete fulfillment of all respective conditions (in case of conditional remedies). As long as no clearance has been obtained, it is illegal and subject to administrative fines to consummate the Offer and the Merger.

France.

Under French merger control law, the purchase of the Company Common Stock in the Offer may not be completed until the Autorité de la Concurrence (the “French Competition Authority”) has issued a clearance decision or has been deemed by operation of law to have issued a clearance decision because it has not taken a decision within 25 business days following receipt of a complete filing. The initial waiting period is automatically extended by 15 business days should remedies be proffered, which may consist of divestitures of certain businesses or parts thereof.

The notifying party will file a merger control notification with the French Competition Authority as soon as practicable after the date of the Offer. If the French Competition Authority begins an in-depth investigation after the expiration of the 25 business day waiting period, the waiting period with respect to the Offer and the Merger will be extended until the expiration of 65 business days from the day of the French Competition Authority’s decision to open an in-depth investigation. This period can be extended by 20 business days.

During its investigation, the French Competition Authority determines whether the Merger will impede competition, in particular as a result of the creation or strengthening of a dominant position. Should the French Competition Authority conclude that this is the case, it may prohibit the Merger or seek remedies which may consist of divestitures of certain businesses or parts thereof. If remedies are required, the Merger may be only consummated upon the issuance of a clearance decision; the remedies must be fulfilled at a later date within a specified time period. As long as no clearance has been obtained, it is illegal and subject to administrative fines to consummate the Merger.

Other potential antitrust filings.

The purchase of the Company Common Stock in the Offer may have to be notified in other jurisdictions. If such additional antitrust filings are deemed necessary, a merger control notification will be submitted before the relevant authority in accordance to the applicable laws of that jurisdiction and as soon as practicable after the date of the Offer.

ITAR.

Section 122.4(b) of the International Traffic in Arms Regulations (the “ITAR”) requires companies that are registered with the U.S. Department of State, Directorate of Defense Trade Controls (“DDTC”) to notify DDTC at least 60 days in advance of any intended sale or transfer to a foreign person of ownership or control of the registrant or any entity thereof. Because the Company is registered under the ITAR, it must provide DDTC with the notification required by ITAR Section 122.4(b). The Company submitted its notice of the Transactions to DDTC on July 11, 2011. The Company will submit a notification to DDTC under ITAR Section 122.4(a)(2) within five days of the closing of the Transactions, advising DDTC of any material changes to the information contained in the Company’s Statement of Registration as a result of the Transactions and providing DDTC with the information required by ITAR Section 122.4(c).

State Property Transfer Laws.

The change in ownership of certain Company facilities will require notification to and/or approval by relevant state agencies, as well as other compliance obligations, pursuant to certain state property transfer laws.

Appraisal Rights.

Holders of shares of the Company Common Stock do not have appraisal or dissenters’ rights as a result of the Offer and, as explained below, holders of shares of the Company Common Stock will not have appraisal rights in connection with the Merger as long as the shares of the Company Common Stock continue to be listed on the New York Stock Exchange at the relevant times specified in the VSCA. The Company is a Virginia corporation, and therefore the existence or lack of appraisal rights is governed by the VSCA. Pursuant to Section 13.1-730 of the VSCA, a shareholder of a Virginia corporation is generally entitled to appraisal rights and to obtain fair value for its shares in the Virginia corporation upon the consummation of a merger to which the Virginia corporation is a party if (i) shareholder approval is required for the merger pursuant to applicable provisions of the VSCA, or (ii) the Virginia corporation is a subsidiary that has merged with its parent entity pursuant to applicable provisions of the VSCA. Notwithstanding this general rule, however, there are no appraisal rights with respect to a merger in favor of any holder of shares in a Virginia corporation which, on the day before the effective date of such merger (if no shareholder vote is required to approve the merger), or on the record date fixed by the Virginia corporation’s board of directors to determine the shareholders entitled to receive notice of the shareholder meeting at which such plan of merger is to be acted upon (if a shareholder vote is required to approve the merger), are listed on the New York Stock Exchange or certain other national securities exchanges, unless among other (but inapplicable) situations specified in Section 13.1-730 of the VSCA, such holder is required by such merger to accept any merger consideration other than cash. In the Merger, each issued and outstanding share of Company Common Stock (other than those held by Parent and the Offeror) that is not purchased by the Offeror in the Offer will be converted into the right to receive an amount in cash equal to the Offer Price, and no other form of consideration. It also is anticipated that the shares of the Company Common Stock will continue to be listed on the New York Stock Exchange on the record date of the shareholders’ meeting, if any such shareholders meeting is required, to vote on the Merger. Accordingly, holders of shares of the Company Common Stock will not have appraisal rights in connection with the Merger as long as the shares of Company Common Stock continue to be listed on the New York Stock Exchange on such record date.

Virginia Affiliated Transactions Statute.

Article 14 of Chapter 9 of Title 13.1 of the VSCA contains provisions governing Affiliated Transactions. “Affiliated Transactions” include: (i) any merger or share exchange with an interested shareholder; (ii) the transfer to any interested shareholder of corporate assets with a fair market value greater than 5% of the corporation’s consolidated net worth; (iii) the issuance to any interested shareholder of voting shares with a fair market value greater than 5% of the fair market value of all outstanding voting shares of the corporation; (iv) any reclassification of securities or corporate reorganization that will have the effect of increasing by 5% or more the percentage of the corporation’s outstanding voting shares held by any interested shareholder; and (v) the dissolution of the corporation if proposed by or on behalf of any interested shareholder. For purposes of the VSCA, an “Interested Shareholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder. This prohibition is subject to the approval of the Affiliated Transaction by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the Disinterested Directors. A “Disinterested Director” means, with respect to a particular Interested Shareholder, a member of a corporation’s board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three-year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the Interested Shareholder, or require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder unless approved by a majority of the Disinterested Directors.

None of the foregoing limitations and special voting requirements applies to an Affiliated Transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the corporation’s Disinterested Directors. As a part of the Company Board’s adoption of the Merger Agreement and Plan of Merger and approval of the Merger and the transactions contemplated thereby, including the Offer, the Company Board also took action to make the provisions of the Affiliated Transactions Statute not applicable to the acquisition of shares of the Company Common Stock by the Offeror and Parent pursuant to the Merger Agreement, the Plan of Merger, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement. Based on the foregoing, the Company Board has determined that the Merger Agreement, the Merger and the transactions contemplated thereby are not subject to the Affiliated Transactions statute.

Control Share Acquisitions Statute.

The VSCA also contains a “control share acquisitions statute” which provides that shares of a publicly held Virginia corporation that are acquired in a “control share acquisition” generally will have no voting rights unless such rights are conferred on those shares by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation. A control share acquisition is defined, with certain exceptions, as the acquisition of the beneficial ownership of voting shares which would cause the acquirer to have voting power within the following ranges or to move upward from one range into another: (i) 20% to 33%; (ii) 331/3% to 50%; or (iii) more than 50%, of such votes. The control share acquisition statute does not apply to an acquisition of shares of a publicly-held Virginia corporation (1) pursuant to a merger or share exchange effected in accordance with the VSCA if the publicly-held corporation is a party to the merger or share exchange agreement, (ii) pursuant to a tender offer or exchange offer that is made pursuant to an agreement to which the publicly-held corporation is a party or (iii) directly from the publicly-held corporation. The VSCA allows a corporation to “opt-out” of the control share acquisition statute by providing in such corporation’s articles of incorporation or bylaws that the control share acquisitions statute does not apply to acquisitions of shares of such corporation. The Company’s Articles of Incorporation contains such a provision, thus rendering the control share acquisitions statute inapplicable to the acquisition of shares by the Offeror and Parent pursuant to the Offer, the Merger, the Top-Up Option and the other transactions contemplated by the Merger Agreement and Plan of Merger.

Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger, the Merger Agreement and the Plan of Merger in accordance with the VSCA. Under the VSCA, if the Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of the Company Common Stock, the Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders. If the Offeror acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of the Company Common Stock, the affirmative vote of the holders of more than two-thirds of the outstanding shares of the Company Common Stock will be required under the VSCA to effect the Merger. Assuming the minimum tender condition of the Offer is satisfied, after the purchase of the shares of the Company Common Stock by the Offeror pursuant to the Offer, the Offeror will own more than two-thirds of the outstanding shares of the Company Common Stock and will be able to effect the Merger without the affirmative vote of any other shareholder of the Company.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company granted the Offeror an irrevocable option, exercisable only once and only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per share equal to the Offer Price, newly issued shares of the Company Common Stock in an amount equal to (and not less than) the lowest number of shares that, when added to the number of shares of the Company Common Stock that are then directly or indirectly owned by Parent, Parent and the Offeror, constitutes one share more than 90% of the shares of the Company Common Stock after the issuance of the new shares sold to the Offeror (determined on a fully diluted basis on the date of determination); provided, however, that this option shall not be exercisable for a number of shares in excess of the shares of the Company Common Stock authorized and unissued at the time of the exercise of the option. The purchase price owed by the Offeror to the Company for the newly issued shares of the Company Common Stock shall be paid to the Company (i) in cash or (ii) by issuance by the Offeror to the Company of a promissory note bearing interest at the rate of interest per annum equal to the prime lending rate prevailing from time to time during such period as published in The Wall Street Journal, which shall have full recourse against Parent and Offeror, which may be prepaid in whole or in part without premium or penalty and shall mature on the first anniversary of the date of execution and delivery of such promissory note. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference.

Section 14(f) Information Statement.

The Merger Agreement provides that, following the acceptance for payment of, and the payment by the Offeror for, any shares of the Company Common Stock pursuant to the Offer, Parent will be entitled to designate that number of directors of the Company Board as will give Parent, subject to compliance with applicable law, including Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, pro rata representation on the Company Board (based on the ratio of (i) the number of shares of the Company Common Stock that are so accepted for payment and paid for pursuant to the Offer plus the number of shares of the Company Common Stock that are owned by Parent, the Offeror or of their respective subsidiaries to (ii) the total number of shares of the Company Common Stock outstanding); provided, however, that Parent shall be entitled to designate at least a majority of the directors on the Company Board as long as Parent and its affiliates beneficially own a majority of the shares of the Company Common Stock. The Company is obligated pursuant to the Merger Agreement to promptly take all action necessary to effect any such election or appointment, including (i) increasing the size of the Company Board, (ii) obtaining the resignation of one or more incumbent directors and (iii) filling vacancies so created with Parent’s designees, in each case subject to compliance with applicable law. Notwithstanding anything to the contrary, prior to the Effective Time, the Company Board shall, until the Effective Time, have at least two members who are directors on the date of the Merger Agreement and who are independent for purposes of Rule 10A-3 under the Exchange Act (“Independent Directors”). If the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who will be independent for purposes of Rule 10A-3 under the Exchange Act, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (d)(1) of the Schedule TO hereto and is incorporated herein by reference.

The Information Statement attached as Annex III hereto is being furnished in connection with the possible designation by Offeror and Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Forward-Looking Statements.

Statements in this document may contain, in addition to historical information, certain forward-looking statements. All statements included in this document concerning activities, events or developments that the Company and Parent expect, believe or anticipate will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that the Company’s business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 15, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on July 15, 2011 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Form of Notice to Participants in the Arch Chemicals, Inc. Contribution Employee Ownership Plan (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(H)	Form of Instruction Form for Participants in the Arch Chemicals, Inc. Contribution Employee Ownership Plan (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(1)(I)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).

(a)(1)(J)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex III attached to this Schedule 14D-9)

(a)(5)(A)	Opinion of Morgan Stanley & Co. LLC to the board of directors of the Company dated July 8, 2011 (incorporated by referenced to Annex I attached to this Schedule 14D-9).

(a)(5)(B)	Joint Press Release issued by Lonza Group Ltd. and Arch Chemicals, Inc, dated July 11, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2011).

(a)(5)(C)	Joint Press Release issued by Lonza Group Ltd. and Arch Chemicals, Inc., dated July 15, 2011.

(e)(1)	Agreement and Plan of Merger, dated as of July 10, 2011, among Lonza Group Ltd., LG Acquisition Corp and Arch Chemicals, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Offeror and Parent with the Securities and Exchange Commission on July 15, 2011).

(e)(2)	Confidentiality Agreement, dated as of May 2, 2011, between Arch Chemicals, Inc. and Lonza Group Ltd. (incorporated by reference to Annex II to this Schedule 14d-9).

(e)(3)	Article VI of Arch Chemical, Inc.’s Amended and Restated Articles of Incorporation.

Annex I: Opinion of Financial Advisor

Annex II: Confidentiality Agreement

Annex III: Information Statement

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Arch Chemicals, Inc.

By:	/s/ Michael E. Campbell
Name:	Michael E. Campbell
Title:	Chairman, President and Chief Executive Officer

Dated: July 15, 2011

Annex I

July 8, 2011

Board of Directors

Arch Chemicals, Inc.

501 Merritt 7

Norwalk, CT 06856

Members of the Board:

We understand that Arch Chemicals, Inc. (the “Company”), Lonza Group Ltd (the “Buyer”) and LG Acquisition Corp., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 8, 2011 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $1.00 per share (the “Company Common Stock”) of the Company for $47.20 per share in cash (the “Consideration”), and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock, other than shares held in treasury or held by the Buyer, Acquisition Sub or any subsidiary of the Buyer or the Company, will be converted into the right to receive the Consideration. We further understand that the Merger Agreement will preclude the Company from paying its regular quarterly dividend. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement. The Tender Offer and the Merger, together and not separately, are referred to herein as the “Transaction”.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock in the Transaction pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Transaction, with senior executives of the Company;

5)	Reviewed the pro forma impact of the Transaction on the Buyer’s various credit statistics;

6)	Reviewed the reported prices and trading activity for the Company Common Stock;

7)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and its securities;

8)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

9)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

10)	Reviewed the Merger Agreement and certain related documents; and

11)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise discussed with or made available to us by the Company, or otherwise reviewed by or for us, and formed a substantial basis for this opinion. With respect to the financial projections or material derived or extrapolated therefrom, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. Such financial projections included a strategic plan and a case based on publicly available equity research reports, and the management of the Company directed us to consider and rely on both the strategic plan and the equity research case for purposes of our analyses. We express no view as to such projections or the assumptions on which they were based. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transaction. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the Transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. We have not evaluated the solvency of the Company or the Buyer under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any of the parties, other than the Buyer, which expressed interest to Morgan Stanley in the possible acquisition of the Company or certain of its constituent businesses.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, which is contingent upon the closing of the Transaction. Morgan Stanley may seek to provide financial advisory and financing services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in the Transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the

Company (in its capacity as such) and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to the underlying decision to engage in the Transaction, whether the shareholders of the Company should tender in the Tender Offer or how the shareholders of the Company should vote at any shareholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock in the Transaction pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Thomas Miles
Thomas Miles Managing Director

Annex II

Lonza

Lonza Group Ltd Muenchensteinerstrasse 38 CH-4002 Basel, Switzerland

Mr. Michael E. Campbell Arch Chemicals, Inc. 501 Merritt 7 Norwalk, CT 06851 USA	Joseph R. Colleluori Corporate Development Tel +41 61 316 84 55 Fax +41 61 316 94 55 joseph.colleluori@lonza.com

May 2, 2011

CONFIDENTIALITY AGREEMENT

Gentlemen,

In connection with the exploration of a possible transaction (the “Transaction”) involving Arch Chemicals, Inc. (the “Potential Partner”) and Lonza Group AG (the “Company”, and together with the Potential Partner the “Parties”), the Parties have agreed to give each other access, subject to the terms and conditions of this Confidentiality. Agreement (the “Agreement”), to certain information regarding themselves and their respective Affiliates (as defined below) which is non-public, confidential and proprietary in nature.

All information furnished by or on behalf of one Party (the “Disclosing Party”) or its Representatives (as defined below) to the other Party (the “Receiving Party”) either before or after the date hereof, and all analyses, compilations, forecasts, studies, notes, other materials and portions thereof prepared by or on behalf of the Receiving Party or its Representatives that contain, reflect or are based, in whole or in part, on such information, including, without limitation, those stored in electronic form, as well as any information about (a) the Transaction, (b) any terms or conditions or any other facts relating thereto, including without limitation, the fact that discussions are taking place with respect thereto or the status or termination thereof, (c) the fact that this Agreement exists or its terms or (d) the fact that Confidential Information has been made available, is referred to in this Agreement as “Confidential Information”. The term “Confidential Information” does not include, however, information with respect to the Disclosing Party or any of its Affiliates which (i) is or becomes generally available to the public other than as a result of a disclosure by the Receiving Party or its Representatives in violation of this Agreement, (ii) is already in the possession of the Receiving Party at the time such information is disclosed by the Disclosing Party or its Representatives to the Receiving Party, provided that such information is reasonably believed by the Receiving Party not to be subject to a confidentiality agreement or other obligation of confidentiality to the Disclosing Party or its Representatives or (iii) becomes available to the Receiving Party on a non-confidential basis from a person other than the Disclosing Party or its Representatives who is reasonably believed by the Receiving Party not to be bound by a confidentiality obligation, whether by agreement or otherwise, to the Disclosing Party or any of its Representatives. As used in this Agreement, the term “Representatives” means, as to any Party, such Party’s Affiliates and its and their respective directors, officers, employees, agents, advisors (including, without limitation, financial advisors, counsel and accountants) and controlling persons. As used in this Agreement, the term “person” shall include, without limitation, any corporation, company, partnership, other entity, group or individual. An “Affiliate” of a person shall be any other person controlling, controlled by, or under common control with, such first person. For the avoidance of doubt, Affiliates of a Party shall include any of its direct or indirect subsidiaries.

Subject to the immediately succeeding paragraph, unless otherwise agreed to in writing and in advance, each Party will, and will cause its Representatives to, (i) except as required by applicable law or regulations (including, for the avoidance of doubt, the listing rules of the SIX Swiss Exchange and the New York Stock Exchange (“NYSE”)) or legal, judicial or administrative process (“Law or Legal Process”), keep all Confidential Information confidential and not disclose or reveal any Confidential Information, in whole or in part, to any person other than its Representatives who need to know the Confidential Information for the purpose of evaluating a possible Transaction (in which case the Receiving Party will cause those persons to comply with the terms of this Agreement) and (ii) not use Confidential Information for any purpose other than in connection with its evaluation of a possible Transaction. Each party agrees to undertake reasonable precautions to safeguard and protect the confidentiality of the Confidential Information and to prevent its Representatives from prohibited or unauthorized disclosure or use of any of the Confidential Information. Each Party shall be responsible for any breach of the Agreement by its Representatives.

In the event that a Party or any of its Representatives is requested pursuant to, or required by Law or Legal Process, to disclose any Confidential Information, the Party required to disclose such information will provide the other Party with prompt notice of such request or requirement prior to the disclosure of any Confidential Information, to the extent not prohibited by Law or Legal Process, in order to enable such other Party or any of its Affiliates, as the case may be, to seek, and will (to all the extent reasonable, practicable and legally permissible) assist such other Party or any of its Affiliates, as the case may be, in seeking, to the extent reasonably available, an appropriate protective order or other remedy, or to take lawful steps to resist or narrow the scope of such request or requirement. If a protective order or other remedy is not obtained and disclosure of Confidential Information is legally required, the Party required to disclose such information may so disclose only that portion of the Confidential Information or such other information which is legally required. In any such event the disclosing Party will use its reasonable best efforts to ensure that all Confidential Information and other information that is so disclosed will be accorded confidential treatment. The Parties acknowledge and agree that, pursuant to the listing rules of the SIX Swiss Exchange or the NYSE, the Parties may be required to disclose Confidential Information regarding the Transaction without delay if such Confidential Information becomes generally available to the public.

All Confidential Information will be, and will remain, solely the property of the applicable Disclosing Party. If any of the Parties determines that it does not wish to proceed with the Transaction, it will promptly advise the other Party of that decision. In that case, or in the event that a Disclosing Party, in its sole discretion, so requests, the Receiving Party will promptly return to the Disclosing Party all Confidential Information in its possession or in the possession of any of its Representatives; provided that such Receiving Party and its Representatives may, in lieu of delivering materials containing Confidential Information to the Disclosing Party, destroy all copies of such materials and promptly certify such destruction in writing to the Disclosing Party. Whether written or oral, or returned or destroyed, all Confidential Information shall continue to be held confidential pursuant to the terms of this Agreement.

The parties agree that, unless and until a definitive agreement regarding a possible Transaction has been executed, none of the Parties, any of their respective Representatives nor any other person shall be under any legal obligation with respect to a possible Transaction by virtue of this Agreement or otherwise, except for the matters specifically agreed to herein.

Each Party undertakes and agrees to comply with all applicable laws regarding insider trading in connection with the Confidential Information provided by the other Party. Without restricting the generality of the foregoing, each Party undertakes and agrees that, in the event it or any of its Representatives has been provided by the other Party with Confidential Information which characterizes as inside information for the purpose of Article 161 of the Swiss Criminal Code or material nonpublic information for purposes of Section 10(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules promulgated thereunder, it shall not, and shall not authorize or permit any of its Representatives to acquire or dispose of, or agree to acquire or dispose of in any manner, directly or indirectly, any securities or direct or indirect rights to acquire or sell any securities of the other Party or any of its subsidiaries or make any public announcement with respect to any of the foregoing. Likewise, each Party undertakes and agrees that it and its Representatives shall not engage in any transactions relating to its securities (other than delivery of shares under option and conversion rights already agreed) as long as the Confidential Information could qualify as inside information for the purpose of Article 161 Swiss Criminal Code or material nonpublic information for purposes of Section 10(b) of the Exchange Act and the rules promulgated thereunder, or potentially price sensitive information within the meaning of Article 53 of the listing rules of the SIX Swiss Exchange.

Each Party agrees not to, and shall cause its Affiliates not to, directly or indirectly, solicit for employment, make any offer of employment to or enter into any consulting relationship with, any of the current or former officers or employees of the other Party or any of its Affiliates with whom it or they have been directly or indirectly introduced or with whom it or they have otherwise had contact, obtained access to information with respect to, or been made aware of as a result of the consideration of a Transaction, or encourage or solicit any such current officer or employee to terminate his or her employment with the other Party or any of its Affiliates, in each case for a period of not less than 24 months from the date of this Agreement; provided that the foregoing shall not prohibit a Party or its Affiliates from (i) soliciting for employment or making an offer of employment to any officer or employee of the other Party after such officer or employee’s employment with the other Party or any of its Affiliates shall have been terminated or (ii) offering employment to or entering into any consulting arrangement with any officer or employee of the other Party responding to a general solicitation or advertisement undertaken by the Party or its Affiliates without targeting such officer or employee of the other Party.

Until the earlier to occur of (i) the completion (closing) of a definitive agreement providing for a Transaction or (ii) 12 months from the date of this Agreement (the “Restricted Period”), the Parties agree not to, and shall direct their respective Representatives not to, initiate or maintain contact with any shareholder, officer, director, employee, customer or supplier of the other Party or the other Party’s Affiliates regarding such other Party’s business, operation, prospects or finances, except with the express prior written consent of the other Party or contacts made in the ordinary course of business not related to the Confidential Information or a Transaction.

Each Party acknowledges and agrees that during the Restricted Period, unless it shall have been specifically invited in writing by the other Party or its board of directors, neither it nor any of its Affiliates will in any manner, directly or indirectly, (i) acquire, offer to acquire, agree to acquire or make a proposal to acquire, by purchase or otherwise, any securities, or direct or indirect rights to acquire any securities, of the other Party or any subsidiary of the other Party or any successor to or person in control of the other Party, or any assets or property of the other Party or any subsidiary or division of the other Party or of any such successor or controlling person, (ii) make or in any way participate in, any “solicitation” of proxies (as such terms are used in the rules of the United States Securities and Exchange Commission (the “SEC”)) to vote, or seek to advise or influence any person with respect to voting of, any voting securities of the other Party or any of its subsidiaries, (iii) make any public announcement with respect to, or solicit or submit a proposal for, or offer of (with or without conditions) any merger, business combination, recapitalization, reorganization, purchase of a material portion of the assets or properties of the other Party or any of its subsidiaries or other similar extraordinary transaction involving the other Party, any of its subsidiaries or any of their respective securities, (iv) form, join or in any way participate in a “group” (as defined in Section l3(d)(3) of the Exchange Act) with respect to any securities of the other Party or any of its subsidiaries or otherwise in connection with any of the foregoing, (v) otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the other Party or any of its subsidiaries, (vi) disclose any intention, plan or arrangement inconsistent with any of the foregoing, (vii) advise, assist, encourage or direct any person to do, or to advise, assist, encourage or direct any other person to do, any of the foregoing, (viii) take any action that could reasonably be expected to require the other Party to make a public announcement regarding the possibility of any of the events described in this paragraph, or (ix) request the other Party or any of its Representatives, directly or indirectly, to amend or waive any provisions of this paragraph. Notwithstanding the other provisions of this paragraph, the restrictions on a particular Party in this paragraph shall immediately become of no further force and effect in the event that, in the absence of any breach by such Party, its controlled Affiliates or any of its Representatives acting in their capacity as such, the other Party enters into a binding and definitive agreement with a third party regarding (a) a merger, sale or other business combination transaction involving such other Party where such other Party would not be the surviving entity as a public company or where such third patty (or such third party’s stockholders) would be acquiring at least 50 percent or more of the common equity of such other Patty (or the entity resulting from the transaction) or the assets of such other Party, or (b) an acquisition by such third patty of “beneficial ownership” (as such term is defined under the Exchange Act) of 50 percent or more of the common equity of such other Party.

Each Party agrees that the other Party and its Affiliates would be irreparably injured by a breach of this Agreement by such Party or its Representatives, that monetary remedies would be inadequate to protect such other Party or its Affiliates against any actual or threatened breach of this Agreement by such Party or its Representatives and, without prejudice to any other rights and remedies otherwise available to the Parties or their Affiliates, each Party agrees to the granting of injunctive relief and specific performance, in the other Party’s or its Affiliates’ favor without proof of actual or imminent damages. Each Party agrees that such Party and its Representatives shall waive any requirement for the security or posting of any bond in connection with any such remedy. It is further understood and agreed that no failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

If any provision of this Agreement shall, for any reason, be adjudged by any court of competent jurisdiction to be invalid or unenforceable, such judgment shall not affect, impair or invalidate the remainder of this Agreement but shall be confined in its operation to the provision of this Agreement directly involved in the controversy in which such judgment shall have been rendered.

This Agreement contains the entire agreement between the Parties concerning the confidentiality of the Confidential Information and the other matters agreed to herein, and supersedes any prior agreement between the Parties relating thereto. No modification of this Agreement or waiver of the terms and conditions hereof shall be binding upon either Party, unless approved in writing by each Party. This Agreement shall inure to the benefit of the Parties, their successors and permitted assigns. Any assignment of this Agreement by either Party without the prior written consent of the other shall be void.

Unless terminated earlier by mutual agreement, this Agreement shall terminate 36 months following the date hereof, but in any case not earlier than 24 months following the termination of discussions relating to a Transaction. Such termination shall not affect any breach of this Agreement occurring prior thereto. Confidential Information that constitutes a Party’s trade secrets shall still be kept confidential under this Agreement despite any termination of this Agreement so long as such information remains a trade secret.

This Agreement shall be governed by, and construed in accordance with, the laws of Switzerland, without regard to the principles of conflicts of law thereof. The parties agree to submit any dispute, controversy or claim arising out of or in relation to this Agreement, including the validity, invalidity, breach or termination thereof, to arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of Commerce. The number of arbitrators shall be three, with each party appointing one arbitrator and the two arbitrators appointing the chairman. The arbitral proceedings shall be conducted in English. Claims for interim relief may in addition be filed with any competent court.

This Agreement may be executed in counterparts (including via electronic mail or facsimile), each of which shall be deemed to be an original, but both of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“pdf.”) form, or by any electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement, whereupon this Agreement will constitute our agreement with respect to the subject matter hereof.

Very truly yours,

Lonza Group AG

By:	/s/ J. Collelouri	By:	/s/ T. Haag
Name: J. Collelouri		Name: T. Haag
Title: S.V. P. Corp. Devel.		Title: CFO

Confirmed and agreed to as of the date first written above:

ARCH CHEMICALS, INC.

By:	/s/ Michael E. Campbell
Chairman, CEO & President

ANNEX III

ARCH CHEMICALS, INC.

501 MERRITT 7

NORWALK, CT 06851

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy

This Information Statement (the “Information Statement”) is being mailed on or about July 15, 2011, in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) of Arch Chemicals, Inc., a Virginia corporation (“Arch,” the “Company,” “we” or “us”), with respect to the cash tender offer by LG Acquisition Corp., a Virginia corporation (the “Offeror”) and an indirect, wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), to the holders of record of shares of common stock, par value $1.00 per share, of the Company (the “Company Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Offeror without a meeting of the Company’s stockholders to a majority of the seats on the board of directors of the Company (the “Company Board” or the “Board”). Such designation would be made pursuant to Section 1.5 of the Agreement and Plan of Merger, dated July 10, 2011 (the “Merger Agreement”), by and among Parent, Offeror and the Company that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction (or waiver, if permissible under applicable law) of the conditions set forth in the Merger Agreement and in accordance with the applicable legal requirements, Offeror will merge with and into the Company (the “Merger”).

Pursuant to the Merger Agreement, Offeror commenced a cash tender offer (the “Offer”) on July 15, 2011 to purchase all of the outstanding shares of Company Common Stock at a price per share of $47.20, net to the seller in cash, without interest and subject to any tax withholding, upon the terms and conditions set forth in the Offer to Purchase, dated July 15, 2011 (together with any amendments or supplements thereto, the “Offer to Purchase”). If, at the expiration of the Offer, all conditions to the Offer have been satisfied or waived, Offeror will accept for purchase all shares of the Company Common Stock validly tendered pursuant to the Offer and not properly withdrawn (the time of such acceptance, the “Offer Acceptance Time”).

Upon the purchase of shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate the number of directors, rounded up to the next whole number, to the Company Board that is in the same proportion as the number of shares of Company Common Stock then beneficially owned by Parent, the Offeror and their respective subsidiaries to the total number of shares of Company Common Stock outstanding; provided that until the consummation of the Merger, the Company Board shall have at least two members who were directors on the date of the Merger Agreement and who are independent for purposes of Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Upon request of Parent, the Company has agreed to promptly take all actions necessary to cause Parent’s designees to be elected or appointed to the Company Board, including increasing the size of its Company Board (subject to the articles of incorporation and bylaws of the Company) and/or obtaining the resignations of one or more incumbent directors and/or filling any vacancies so created with Parent’s designees. To the extent requested by Parent, the Company must also take all actions necessary to cause individuals designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.

III-1

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the possible appointment of Offeror’s designees to the Company Board.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Offeror and Offeror’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

III-2

OFFEROR DESIGNEES

As of the date of this Information Statement, Parent has not determined who will be its designees to the Company Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the U.S. Securities and Exchange Commission (the “SEC”).

Parent and the Offeror have informed the Company that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Parent’s designees may assume office at any time following the purchase by Offeror of shares pursuant to the Offer, which purchase cannot be earlier than August 11, 2011. At such time, Parent will become entitled to designate at least a majority of the members of the Company Board. It is currently not known which, if any, of the current directors of the Company would resign.

List of Potential Designees

The following table sets forth information with respect to the Potential Designees (including, as of July 15, 2011, age, current principal occupation or employment and employment history during the last five years). The business address of Messrs. Colleluori and Funk is c/o Lonza Group Ltd., Münchensteinerstrasse 38, CH-4002 Basel, Switzerland and of Messrs. Waldman, Branciforte, Hoy and Luria is c/o Lonza America, Inc., 90 Boroline Road Allendale, New Jersey 07401.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Joseph Colleluori	51	Senior Vice President, Corporate Development, Lonza Group Ltd. (past five years)

Marc Funk	51	Group General Counsel, Senior Vice President, Lonza Group Ltd. (2009-present); Associate General Counsel, Merck Serono Ltd. (through 2008)

Scott Waldman	40	U.S. General Counsel, Vice President and Secretary, Lonza America, Inc., a subsidiary of Lonza Group Ltd. (April 2010-present); Vice President and Associate General Counsel, Enzon Pharmaceuticals, Inc. (February 2006-April 2010)

Anthony Branciforte	39	Head of U.S. HR Services, Lonza America, Inc., a subsidiary of Lonza Group Ltd. (past five years)

Alexander Hoy	44	Vice President, CFO, Lonza America Inc., a subsidiary of Lonza Group Ltd. (April 2010-present); Business Unit Controller, Lonza Inc. (April 2008-April 2010); Finance Integration Team Lead, Lonza Wakersville Inc., a subsidiary of Lonza Group Ltd.
(February 2007-April 208); Finance Director, Cambrex Inc.
		(May 2005-February 2007)

Bradley Luria	34	Associate General Counsel, Lonza America, Inc., a subsidiary of Lonza Group Ltd. (March 2011-present); Assistant General Counsel, Lonza America, Inc. (July 2007- February 2011); Associate, Epstein, Becker & Green, P.C. (May 2005-June 2007)

III-3

CERTAIN INFORMATION REGARDING ARCH CHEMICALS, INC.

The Company is authorized to issue up to 100,000,000 shares of Company Common Stock and up to 40,000 shares of preferred stock, par value $1.00 per share (“Company Preferred Stock”). As of the close of business on June 30, 2011, there were 25,431,974 shares of Company Common Stock issued and outstanding. There are no shares of Company Preferred Stock issued and outstanding.

Each share of issued and outstanding Company Common Stock entitles the holder thereof to fully participate in all stockholder meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the Company Common Stock, as well as in the net assets of the corporation upon liquidation or dissolution.

CORPORATE GOVERNANCE

Overview

The Company Board currently consists of seven members. The Board is divided into three classes with the term of office of each class being three years, ending in different years. Each director brings a strong leadership background and set of skills to the Board, giving the Board as a whole, competence and experience in a wide variety of areas, including the management of global businesses, strategic planning and acquisitions, operational and marketing experience, particularly in the chemical industry, public accounting and finance experience, technology and innovation, corporate governance and board service, and government experience. A director retires from the Board at the annual meeting of shareholders following such director’s 72nd birthday unless the Board specifically decides otherwise.

The Board itself is responsible, in fact as well as procedurally, for selecting nominees for membership. The Board delegates the screening process to the Corporate Governance Committee (the “Corporate Governance Committee”) with direct input from the Chief Executive Officer (“CEO”). Such committee is responsible for reviewing with the Board the appropriate experience and skills required of new and current Board members in the context of the current composition of the Board. The Board historically has utilized the services of a search firm to help identify new candidates for director who meet the qualifications outlined below.

It is the Board’s desire to select individuals for nomination to the Board who are most highly qualified and who, if elected, will have the time, qualifications and dedication to best serve the interests of the Company and its shareholders, taking into account such person’s skills, expertise, breadth of experience, knowledge about the Company’s businesses and industries, including current service on the Board, if any, qualities and capabilities, as well as the needs and objectives of the Board and the Company. All Board nominees are reviewed in this manner. Although the Board does not have a specific policy regarding diversity, the Board seeks to have members who bring a variety of differences in view points, skills, professional experience and backgrounds. A person’s sex, race, religion, age, sexual orientation or disability are not criterion for service on the Board. In addition, at least two-thirds of the members of the Board must be independent directors. To be “independent” for this purpose, the director must not have any direct or indirect material relationship with the Company as determined by the directors as provided in the Company’s Principles of Corporate Governance which is available on the Company’s website at www.archchemicals.com in the Investor Relations section.

After a review of identified Board candidates and their backgrounds by the Corporate Governance Committee, with the aid of the CEO, the chair of such committee and the CEO interview potential new Board candidates, if any, selected by the Corporate Governance Committee. The results of these interviews are reviewed with all directors before such committee recommends a candidate to the Board for approval.

III-4

The Corporate Governance Committee will consider candidates recommended by shareholders for election as directors at future annual meetings. Recommendations must be in writing and submitted to the Corporate Secretary of the Company by December 1, accompanied by the written consent of the candidate along with the information required for director nominations as set forth in the Company’s Bylaws, including:

•	the name and address of the shareholder who intends to make the nomination and any other person on whose behalf the nomination is being made, and of the person or persons to be nominated;

•	the class and number of shares of the Company that are owned by the shareholder and any other person on whose behalf the nomination is being made;

•

a representation that the shareholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

•

a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; and

•	any other information regarding the nominee or shareholder that would be required to be included in a proxy statement relating to the election of directors.

The Corporate Governance Committee did not receive any director nominee recommendations from shareholders during 2010.

Directors

The following is a brief biography of each of our directors as of July 15, 2011:

MICHAEL E. CAMPBELL, 64, is Chairman of the Board, President and Chief Executive Officer of the Company. Previously, he was Executive Vice President of Olin Corporation (“Olin”) and had global management responsibility for all of Olin’s businesses. Prior to his election as Executive Vice President, Mr. Campbell served as President of the Microelectronic Materials Division. Mr. Campbell is a graduate of the University of New Hampshire and received a J.D. degree from George Washington University. He is currently lead director of MeadWestvaco Corporation and a director at Milliken & Company. He is a member of the Advisory Committee for Trade Policy and Negotiations, which provides overall trade policy advice to the Office of the U.S. Trade Representative. Mr. Campbell is the former Chairman of the Board of Directors of the National Association of Manufacturers, and currently serves on their board. He is a former Chairman of the Board of Directors of the American Chemistry Council, and currently serves on their board. He is also the former Chairman of the Society of Chemical Industry. Director since 1999.

Mr. Campbell is our Chairman, CEO and President and has over 32 years of experience in the chemicals industry. He began his career as an attorney in the Legal Department of our former parent company, Olin, and held numerous senior business management positions at Olin. His extensive knowledge of our businesses, employees, investors, and customers combined with his legal experience adds an additional dimension to the Board’s variety of skills and knowledge. He is the former Chairman of the Board of the National Association of Manufacturers, which brings a public policy and governmental perspective to his decision making skills, and through his past experience as Chairman of the Board of the American Chemistry Council, has significant knowledge of the chemical industry and its leaders.

DAVID LILLEY, 64, is a retired Chairman, President and Chief Executive Officer of Cytec Industries Inc. He served as its Chairman from January 1999 through 2008 and as its President and Chief Executive Officer from May 1998 through 2008, having previously served as its President and Chief Operating Officer from January 1997. From 1994 until January 1997, he was a vice president of American Home Products Corporation. Prior to that he was a vice president and a member of the Executive Committee of American Cyanamid

III-5

Company. He is currently also a director of Rockwell Collins, Inc. and Public Service Enterprise Group Incorporated. During the prior five years, he was also a director of Cytec Industries Inc. and retired from that Board in April 2009. Director since 2007.

Mr. Lilley has over 29 years experience in the chemicals industry and has significant U.S. and international management, leadership and industry experience as past Chairman and CEO of Cytec Industries, a multi-billion dollar manufacturer of specialty chemicals and materials. He provides a global business perspective, operating knowledge and experience in implementing long term strategic goals including acquisitions. He was born and raised in the United Kingdom and was educated at Cambridge University, where he earned a masters degree in chemical engineering, thus adding a European perspective to the oversight of our global businesses. In addition, his service as a director of Public Service Enterprise Group gives him a regulatory perspective for his contributions to the Board.

WILLIAM H. POWELL, 65, is a private management consultant conducting business as Crinum Enterprises, LLC. He retired on July 1, 2006 as Chairman and Chief Executive Officer of National Starch and Chemical Company and as an Executive Vice President of ICI Plc. He held such positions from 1999 until July 2006. Beginning in 1982, he had been appointed Corporate Vice President, followed by Group Vice President and Executive Vice President of National Starch. Prior to these positions, he held various general management, production and planning positions. He is currently also a director of Granite Construction Incorporated, PolyOne Corporation and FMC Corporation. During the prior five years, he was also a director of National Starch and Chemical Company. Director since 2007.

Mr. Powell has significant U.S. and international chemical industry experience as the retired Chairman and Chief Executive Officer of National Starch, a multi-billion dollar manufacturer of adhesives, specialty polymers and industrial starches, as well as a past Executive Vice President and Executive Director of ICI Plc, a British chemical company. Mr. Powell began his career in technical areas, moved to manufacturing, then developed skills in international marketing before assuming general management responsibilities. He played a significant role in developing the National Starch business in Asia, Latin America, and Europe. He also led his former company through significant acquisitions. His past operating experience, as well as his experience in implementing long term strategic goals in his past position, adds additional support and depth to the Board’s chemical industry background.

DANIEL S. SANDERS, 71, retired in 2004 as President of ExxonMobil Chemical Company, a subsidiary of Exxon Mobil Corporation, which is a publicly-held major manufacturer and marketer of basic petrochemicals and specialty products. He held such position since December 1999 when Exxon Corporation and Mobil Corporation merged. In January 1999, he was appointed President of Exxon Chemical Company and previously served as its Executive Vice President. Prior to those positions, he held various positions over a 43-year period with Exxon Corporation and its subsidiaries. Mr. Sanders is a past Chairman of the Board of the American Chemistry Council and a past Chairman of the Society of Chemical Industry, American Section. He is currently also a director of Milliken & Company, Celanese Corporation, Nalco Holding Company and Pacolet Milliken Enterprises. He also serves on the Board of Trustees of Furman University. Director since 2004.

Mr. Sanders has significant chemical industry experience through his prior management experience as President of ExxonMobil Chemical Company, one of the largest chemical companies in the world, where he held a wide variety of U.S. and international management positions. Mr. Sanders’ international business experience includes serving as Executive Vice President of Exxon Chemical Americas and serving in Hong Kong as President of Exxon Chemical Asia Pacific. His previous experience as Vice President, Human Resources at Exxon Chemical Company brings additional experience to his service as Chairman of the Compensation Committee. His past leadership experience with the American Chemistry Council and the Society of Chemical Industry has also contributed to his depth of knowledge of the chemical industry and its leaders.

III-6

JANICE J. TEAL, Ph.D., 58, is the former Group Vice President and Chief Scientific Officer of Avon Products, a direct seller of beauty and related products, and held such position from January 1999 through May 2010. From 1995 to 1998, Dr. Teal served as Vice President of Avon Skin Care Laboratories. In 1982, Dr. Teal joined Avon and since then held management positions in toxicology, product and package safety and package development. Prior to joining Avon, Dr. Teal was a Post-Doctoral Fellow at the New York University Medical Center Institute of Environmental Medicine and holds a Ph.D. and M.S. degrees in Pharmacology from Emory University Medical School, and a Pharmacy Degree from Mercer University. Dr. Teal is a trustee of Dominican College. Dr. Teal has held memberships in a variety of related professional associations including the Executive Committee of the Society of Chemical Industry, the Scientific Advisory Board of The Personal Care Products Council and their Animal Welfare Committee, Cosmetic Executive Women and the Society of Cosmetic Chemists. She is a member of the Board of Société de Chimie Industrielle, a not-for-profit. Director since 2003.

Dr. Teal, who holds a doctorate in pharmacology, is a scientist and brings her scientific training and background to the Board along with her research and development and management experience as the former Group Vice President and Chief Scientific Officer at Avon Products. Her scientific and business background in the personal care business assists the Board in overseeing and understanding the Company’s technology and innovation dimensions of its businesses. With over 28 years of managerial experience at a leading global consumer products company, Dr. Teal also brings a wealth of marketing knowledge to the Board.

RICHARD E. CAVANAGH, 65, is the former President and Chief Executive Officer and a Trustee of The Conference Board, Inc., a leading research and business membership organization. He served in that position from November 1995 through May 2007. Previously, he was Executive Dean of the John F. Kennedy School of Government at Harvard University for eight years, where he now teaches management courses. Prior to Harvard, he spent 17 years with McKinsey & Company, Inc., the international management consulting firm, where he led the firm’s public issues consulting practice. Mr. Cavanagh is a director and non-executive chairman of the BlackRock Mutual Funds (100 closed-end funds), and a director of the Guardian Life Insurance Company; and a director and senior advisor of The Fremont Group. He holds a BA degree from Wesleyan University and an MBA degree from the Harvard Business School. Director since 1999.

Mr. Cavanagh has significant management and leadership experience in the business policy, strategic consulting, governmental and educational sectors. He served as President and CEO of The Conference Board for twelve years, as an Executive Dean of Harvard University’s Kennedy School of Government, as a partner at McKinsey & Company and Chairman of the Educational Testing Service. As a past staff member of the White House Office of Management and Budget and Kennedy School faculty member, he also brings a public affairs viewpoint to the Board. In 2002, Mr. Cavanagh created and convened the blue-ribbon Commission on Public Trust and Private Enterprise, which called for a wide range of reforms in corporate governance practices, many of which, once controversial, have since been adopted by a majority of large U.S. companies. Recently, he served as a member of The Conference Board’s Task Force on Executive Compensation, which made significant recommendations on best corporate governance practices for executive compensation. He brings corporate governance expertise to the position of Lead Independent Director and Chairman of the Corporate Governance Committee, as well as a unique perspective from outside the chemical industry to the Board, thus adding to the diversity of the management and leadership experience of our Board members. His service as a director of the BlackRock Mutual Funds and Guardian Life Insurance Company also gives him financial and regulatory experience. He has been a Board member for over ten years and as a result has a well-developed knowledge of the Company.

DOUGLAS J. WETMORE, 54, has served as Executive Vice President and Chief Financial Officer of Griffon Corporation, a publicly-traded diversified management and holding company, since September 2009. From April 1998 until July 2008, he was Senior Vice President, Chief Financial Officer of International Flavors and Fragrances Inc. (“IFF”), a leading creator and manufacturer of flavors and fragrances used in a variety of consumer products. From October 2007 to July 2008, he was also Treasurer of IFF. Prior to IFF, Mr. Wetmore

III-7

had a 12-year career as an accountant at Price Waterhouse, a public accounting firm, where he held various positions of responsibility. He holds a BA degree from the University of Notre Dame and is a certified public accountant. Director since 2006.

Mr. Wetmore, who is Chairman of our Audit Committee, brings public and international accounting experience to the Board as a certified public accountant and through his past domestic and international career at Price Waterhouse, where he was stationed in The Hague, The Netherlands for part of his career. In addition, he also has management experience as both a corporate controller and as a chief financial officer at publicly held companies and in such capacity, has significant acquisition, business development and financial management experience. He serves as our “audit committee financial expert” under SEC guidelines.

Director Independence

In addition to the independence requirements of the New York Stock Exchange (“NYSE”), the Board has adopted Principles of Corporate Governance that contain the following definition of independence:

(1)	A Director of the Company (a “Director”) will not be independent if, within the preceding three years: (i) the Director was employed by the Company; (ii) an immediate family member of the Director was employed by the Company as an executive officer; (iii) the Director was (but is no longer) a partner in or employed by the Company’s external auditor and personally worked on the Company’s audit within that time; (iv) an immediate family member of the Director was (but is no longer) a partner in or employed by the Company’s independent auditor and personally worked on the Company’s audit within that time; (v) an executive officer of the Company was on the board of directors of a company which employed the Company’s Director, or which employed an immediate family member of the Director as an executive officer; or (vi) the Director or an immediate family member of the Director received in any twelve-month period during such three-year period direct compensation from the Company and its consolidated subsidiaries in excess of $100,000 other than director compensation (including committee fees) and pensions or other forms of deferred compensation (provided such compensation is not contingent in any way on continued service).

(2)	A Director will not be independent if: (i) the Director or the immediate family member of the Director is a current partner of the Company’s external auditor firm or internal auditor service provider firm; (ii) the Director is a current employee of either such firm; or (iii) the Director has an immediate family member who is a current employee of either such firm and who participates in either such firm’s audit, assurance or tax compliance (but not tax planning) practice.

(3)	The following commercial or charitable relationships will not be considered to be material relationships that would impair a Director’s independence: (i) if a Director is a current employee of, or has an immediate family member who is a current executive officer of another company that has made payments to, or received payments from the Company, in any of the last three fiscal years that are less than the greater of $1 million or two percent (2%) of the annual revenues of the company he or she is so associated; (ii) if a Director is an executive officer of another company which is indebted to the Company, or to which the Company is indebted, and the total amount of either company’s indebtedness to the other is less than two percent (2%) of the total consolidated assets of the company he or she serves as an executive officer; and (iii) if a Director serves as an officer, director or trustee of a charitable organization, and the Company’s discretionary charitable contributions to the organization are less than two percent (2%) of that organization’s total annual charitable receipts (excluding for this purpose any and all of the Company’s automatic matching of employee and Director charitable contributions).

The Board will annually review all commercial and charitable relationships of Directors. Whether Directors meet these categorical independence tests will be reviewed and will be made public annually prior to their standing for re-election to the Board.

III-8

A Director who was a past director or executive officer of Olin Corporation shall not be disqualified as an independent Director simply because of such past service unless applicable law or regulations require otherwise.

The Board shall have as members such persons that it considers it needs to perform its functions with respect to background, skill sets, diversity and business experience.

In April 2010, the Board determined that all members of the Board who are not currently officers of the Company (that is, all directors other than Mr. Campbell, our CEO) were independent within the meaning of the Principles of Corporate Governance and NYSE rules. Relationships between the Company and these independent directors, if any, fall below the percentage thresholds indicated in the definition of independence outlined above.

Board Committees

The current standing committees of the Company Board are an Audit Committee, a Compensation Committee and a Corporate Governance Committee.

Audit Committee

The Audit Committee (“Audit Committee”) advises the Company Board on internal and external audit matters affecting the Company, has direct responsibility for the appointment, compensation, oversight of the work of and replacement of the independent registered public accounting firm, the internal auditor, and the internal audit service provider (including resolution of any disagreement between management and the independent registered public accounting firm regarding financial reporting); reviews with such firm the scope and results of their examination of the financial statements of the Company; reviews the Company’s financial, regulatory and computer annual audit plans; reviews activities and reports of the Company’s internal auditor and internal audit service provider; discusses with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61 or the Public Company Accounting Oversight Board (“PCAOB”) including PCAOB Rule 3526; prepares the Audit Committee Report that appears in the Company’s Proxy Statement; and reviews the presentation of the Company’s financial results and monitors the adequacy of the Company’s internal financial controls. This committee also advises the Company Board on compliance with the Company’s Code of Conduct, on government and other compliance programs, monitors major litigation and pending internal or external special investigations, with a particular interest in the event there are claims that the Company has acted unethically or unlawfully and reviews the Company’s insurance and risk management process. This committee also reviews audits of expenses of the Company’s senior executives and directors. This committee monitors environmental, health, safety and other regulatory audits. This committee also reviews and evaluates the investment and financial performance of the Company’s pension plans, voluntary employee benefit associations (“VEBAs”) and any thrift plan investment funds, reviews and approves investment policies with respect to the pension plans and VEBAs, approves the appointment of pension plan, VEBA and thrift plan trustees, approves the charitable contributions budget and program and those other charitable contributions in excess of the CEO’s authority, annually reviews the activities of the Arch Chemicals Government Participation Fund, and provides advice, and recommends changes, as appropriate, to management’s programs to maintain and improve community relations. This committee also reviews the effects of regulatory accounting initiatives and off-balance sheet transactions on the financial statements of the Company; reviews any audit problems encountered and management’s response; reviews internal controls and procedures and any changes implemented in light of material control deficiencies or weaknesses; determines whether to recommend to the Company Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K; monitors activities and results of financial and computer system audits; reviews the adequacy of the Company’s accounting and financial records and system for managing business risk and legal compliance programs; reviews proposed or contemplated significant changes to the Company’s accounting principles and practices and, prior to the filing of certain SEC reports, reviews with management, the internal audit service provider and the independent registered public accounting firm the impact on the financial statements of estimates which potentially affect the quality of the financial reporting; reviews the Company’s quarterly financial statements

III-9

prior to the filing of such statements on Form 10-Q and earnings releases; establishes and monitors procedures for handling complaints received by the Company regarding accounting, auditing or internal accounting control matters and confidential anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters; reviews this committee’s Charter annually and recommends to the Company Board any appropriate changes; also this committee without having to seek Board approval determines funding by the Company for payment of independent registered public accounting firm and any advisors retained by this committee.

The Company Board has adopted a written charter for this committee outlining this committee’s duties, responsibilities and procedures.

The Audit Committee currently consists of Mr. Lilley, Dr. Teal and Mr. Wetmore (chair). Mr. Lilley has been a member since 2008, Dr. Teal has been a member since 2003, and Mr. Wetmore has been a member since 2006. The Company Board has determined that all members of the Audit Committee meet applicable NYSE standards for independence and financial literacy and that Mr. Wetmore is the “audit committee financial expert” for purposes of SEC rules. No committee member is permitted to serve on more than three audit committees of public companies.

During 2010, five meetings of this committee were held. This committee meets in executive session separately with management, the independent registered public accounting firm and the internal auditor and periodically with the internal audit service provider. It also meets regularly in executive session without the presence of management and outside service providers.

Compensation Committee

The Compensation Committee (the “Compensation Committee” or the “Committee”) administers and sets policy and develops and monitors strategies for the programs which compensate the CEO and other executives. It evaluates, establishes and approves the compensation for the CEO and our other officers named in the Summary Compensation Table (the persons named in such table being the “named officers”), including total direct compensation opportunity, and the mix of base salary, annual incentive standard and long term incentive awards. It approves the measures, weighting, payout matrices and actual payouts and certifies performance for and administers the incentive compensation plans for such persons. This committee also administers the 2009 Long Term Incentive Plan, the 1999 Stock Plan for Non-employee Directors and the 1999 Long Term Incentive Plan, reviews the Compensation Discussion and Analysis that appears in this Information Statement, issues an annual Compensation Committee Report that appears in this Information Statement, approves executive and change in control agreements, approves and adopts new qualified and non-qualified pension plans, adopts amendments thereto, approves terminations of qualified and nonqualified pension plans, administers the Senior Executive Pension Plans, makes recommendations to the Company Board on any other matters pertaining to the pension, CEOP and other plans which this committee deems appropriate. The Committee reviews incentive compensation arrangements to confirm that goals and targets do not encourage unnecessary or excessive risk taking and reviews an annual assessment of whether compensation practices are reasonably likely to have a material adverse effect on the Company. This committee also advises the Company Board on the remuneration for members of the Company Board.

The Company Board has adopted a written charter for this committee outlining this committee’s duties, responsibilities and procedures.

This committee also advises the Company Board on the remuneration for members of the Company Board and reviews and recommends annually to the Company Board the form and amount of non-employee director compensation to be paid during the fiscal year. The committee uses an outside consultant that this committee retains directly for benchmarking, advice and recommendations regarding director compensation. This committee also monitors the outside consultant’s charges. The CEO reviews the outside consultant’s recommendation regarding director compensation but the final decision remains with this committee and ultimately with the Company Board.

III-10

“Pay for performance” is the central tenet in our executive compensation philosophy. Because the emphasis of our executive compensation program is on performance achievement, an important focus of this committee is to establish appropriate performance measures and then review actual performance versus such measures.

This committee approves the measures, goals, objectives, weighting, payout matrices and actual payouts and certifies performance for and administers the incentive compensation plans for those receiving payouts under these plans. It also administers the 2009 Long Term Incentive Plan and the 1999 Long Term Incentive Plan.

The Compensation Committee has delegated to our CEO and our Vice President of Human Resources (i) the ability to determine whether a departing employee (other than an executive officer) shall have his or her employee stock options and awards extended or terminated upon cessation of employment and (ii) the authority to grant committee-approved change in control (Tier II) agreements to high level employees other than executive officers. The Compensation Committee has also delegated to our CEO the authority to enforce or waive the non-competition clause contained in the 1999 Long Term Incentive Plan. This committee has also delegated to an administrative pension committee of employees the ability (i) to handle certain administrative matters with respect to our qualified defined benefit pension plan, (ii) to make amendments to comply with union contracts and (iii) together with the CEO and Vice President of Human Resources, to make plan changes required by certain laws. In addition, this committee has delegated to another committee of employees, together with the CEO and Vice President of Human Resources, authority to amend our 401(k) plan to comply with certain laws. This committee has also authorized the Vice President of Human Resources to amend and adopt our welfare benefit plans applicable to employees generally.

Pursuant to its charter, this committee has the sole authority to select and retain compensation consultants for the purpose of assisting it in the evaluation of executive and director compensation. From 2007 through early 2010, the Compensation Committee retained Hay Group as its outside compensation consultant. Thereafter, it retained Pearl Meyer & Partners, LLC as its outside compensation consultant. The outside compensation consultant reports directly to the committee and provides data and insight to assist the committee in ensuring that our executive compensation programs and director compensation programs are reasonable and consistent with the committee’s compensation objectives, including its “pay for performance” objective. This committee’s approval (or, if such approval is not practicable, the committee chair’s approval) is required for all use of the Committee’s outside consultants by the Company (i) to prepare a compensation analysis relating to an executive officer and (ii) if a project involves costs in excess of $20,000. For any project at or under $20,000, no committee approval is required but management must report such project and its costs to this committee at its next meeting. During 2010, the Company paid Hay Group $22,371 for the services it rendered to the Compensation Committee and paid Pearl Meyer & Partners, LLC $252,423 for the services it rendered to the Compensation Committee. In addition, the Company subscribed to a Hay Group worldwide compensation database and purchased detailed pay analyses for several international locations from Hay Group for an amount aggregating $6,327 in 2010. The Company paid no other amounts to Pearl Meyer & Partners, LLC in 2010. For additional information regarding executive compensation, see the Compensation Discussion and Analysis section of this Information Statement and related tables.

This committee currently consists of Messrs. Cavanagh, Powell and Sanders (chair). Mr. Cavanagh has been a member since 1999. Mr. Powell became a member in 2007. Mr. Sanders has been a member since 2004. The Company Board has determined that all members of the Compensation Committee met applicable NYSE standards for independence.

In 2010, six meetings of this committee were held. Certain members of management are invited to participate in the meetings. In 2010, our CEO, Chief Financial Officer and Vice President of Human Resources attended the committee meetings regularly. Management’s role is to contribute input and analysis to the committee’s discussions. After a review with the outside compensation consultant prior to the committee’s meeting, the CEO makes compensation recommendations for the other named officers to the committee.

III-11

Although our CEO makes recommendations, the final determination for executive compensation rests with this committee. This committee meets in executive session in which only committee members and the outside compensation consultant participate. The executive sessions generally focus on setting our CEO’s compensation and performance goals and reviewing his performance achievement and the terms and conditions associated with compensation the CEO earns. The committee chair informs the Company Board of its decisions generally and meets with the Company Board in executive session periodically to report on the CEO’s compensation and performance.

Compensation Committee Interlocks and Insider Participation

During 2010, none of the members of the Compensation Committee was an officer or employee of the Company and no executive officer of the Company served on the Compensation Committee or board of any company that employed any member of the Company’s Compensation Committee or Board.

Corporate Governance Committee

The Corporate Governance Committee assists the Company Board in fulfilling its responsibility to the Company’s shareholders relating to the selection and nomination of directors, makes recommendations to the Company Board regarding the selection of the CEO, reviews the nominees for other offices of the Company, coordinates the evaluation of the Company Board and its committees, develops and recommends to the Company Board corporate governance guidelines, periodically reviews corporate governance trends, issues and best practices and makes recommendations to the Company Board regarding the adoption of best practices most appropriate for the governance of the affairs of the Company Board and the Company, recommends to the Company Board a slate of nominees to be proposed for election to the Company Board by shareholders at annual meetings and at other appropriate times, recommends individuals to fill any vacancies created on the Company Board, makes recommendations to the Company Board regarding the size and composition of the Company Board and the particular qualifications and experience that might be sought in Board nominees, assesses whether the qualifications and experience of candidates for nomination and renomination to the Company Board meet the then current needs of the Company Board, seeks out possible candidates for nomination and considers suggestions by shareholders, management, employees and others for candidates for nomination and renomination as directors, reviews and makes recommendations to the Company Board regarding the composition, duties and responsibilities of various Board committees from time to time as may be appropriate, reviews and advises the Company Board on such matters as protection against liability and indemnification, and assesses and reports annually to the Company Board on the performance of the Company Board itself as a whole. This committee also reviews and approves the director access policy and procedures for shareholders to recommend individuals for consideration to serve on the Company Board.

The Company Board has adopted a written charter for this committee outlining this committee’s duties, responsibilities and procedures.

The Corporate Governance Committee currently consists of Messrs. Cavanagh (chair), Lilley, Powell, Sanders and Wetmore and Dr. Teal. All have been members of this committee for at least three years. Mr. Cavanagh has been the Chair since 2005. The Company Board has determined that all members of the Corporate Governance Committee satisfy applicable NYSE standards for independence.

During 2010, four meetings of this committee were held. This committee meets in executive sessions without management periodically as it determines.

Lead Independent Director

The duties of the lead independent director are: to serve as principal liaison between the Chairman of the Board and the independent directors; to participate in the flow of information to the Board by approving meeting agenda items and meeting schedules to assure that there is sufficient time for discussion of all agenda items; to

III-12

have the authority to call meetings of the independent directors; if requested by major shareholders, ensure that he or she is available, when appropriate, for consultation and direct communication with such shareholders; and to preside at all meetings of the Board at which the chairman is not present and to preside at executive sessions of the independent directors. Our lead independent director is serving for a term of at least one year.

The independent directors chose Mr. Cavanagh as lead independent director and the Board elected him to that post to serve until the 2012 Annual Meeting of Shareholders. Our CEO also serves as the Chairman of the Board and we believe the combined position of chairman and CEO promotes a unified direction and leadership for the Board. It also gives a single, clear focus for the chain of command for our organization, strategy and business plans. We believe having a chairman who is also the CEO and a separate lead independent director offers an appropriate balance between the roles and provides a satisfactory counterbalance to the combined role of chairman and CEO.

Meeting of the Board of Directors; Annual Meeting Attendance

During 2010, the Company Board held seven meetings. Additionally, the attendance by incumbent directors at meetings of the Company Board and committees of the Company Board on which they served was 100%. At the end of each meeting, the non-management, independent directors met in executive session without the CEO, the only management, non-independent director. These executive sessions are chaired by Mr. Cavanagh, the Lead Independent Director.

While we do not have a formal policy, we strongly encourage all directors to attend the annual meetings of shareholders. All directors attended the 2011 annual meeting of shareholders.

Communications

Shareholders and interested parties may communicate with the whole Board or any member of the Board by writing to the Board or such member c/o Corporate Secretary, Arch Chemicals, Inc., P.O. Box 5204, Norwalk, Connecticut 06856-5204. All such communications are passed on to the addressed Board members except for commercial solicitations.

Risk Oversight

The Board plays an active role, as a whole and also at the committee level, in overseeing management of the Company’s risks. The Audit Committee oversees the results of financial and computer audits and receives quarterly updates on ethics and litigation matters. The Audit Committee also oversees management of risks associated with environmental and health and safety matters and reviews with management the Company’s enterprise risk management process. The Compensation Committee reviews incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk taking and reviews and discusses, at least annually, the relationship between risk management and practices, corporate strategy and senior executive compensation. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed of such risks not only through committee reports but also directly at the annual strategic plan review. At that strategic review, significant risks as identified through the Company’s enterprise risk management process, as well as the steps taken to manage such risks, are reviewed for each of the Company’s businesses as well as for the Company as a whole. The Board at each regular meeting reviews financial performance, business operations and Responsible Care® performance of the Company. In addition, the Board as a whole annually reviews the environmental, health and safety and litigation risks of the Company.

III-13

Code of Business Conduct and Ethics

The Company has a written code of conduct that applies to all directors, officers and employees, including the Company’s principal executive officer, principal financial officer and principal accounting officer. Our code of conduct embodies ethical principles and is on our website at: http://www.archchemicals.com in the Investor Relations section under Corporate Governance. The Company will post any amendments to the code of conduct, as well as any waivers that are required to be disclosed by the rules of either the SEC or the NYSE, on its website. A paper copy of the code can also be obtained for no charge by contacting Investor Relations, Arch Chemicals, Inc., 501 Merritt 7, P.O. Box 5204, Norwalk, Connecticut 06856-5204 or by calling (203) 229-3820.

III-14

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Owners

The following table sets forth information regarding beneficial ownership of our common stock as reported on Schedules 13D and 13G as of July 13, 2011 by persons or groups beneficially owning more than 5% of the Company Common Stock. No Schedule 13D or 13G is available with respect to the Company reporting beneficial ownership as of a more recent date than December 31, 2010. Except as indicated in the footnotes to this table, the persons named in the table to our knowledge have sole voting and investment power with respect to all shares of securities shown as beneficially owned by them. The information in this table is based upon 25,431,974 shares of Company Common Stock outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
T. Rowe Price Associates, Inc.(1) 100 East Pratt Street Baltimore, MD 21202	2,961,070	11.6

Michael W. Cook Asset Management(2) d/b/a SouthernSun Asset Management 6000 Poplar Avenue, Suite 220 Memphis, TN 38119	2,274,723	8.9

BlackRock, Inc.(3) 40 East 52nd Street New York, NY 10022	2,076,539	8.1

AllianceBernstein L.P.(4) 1345 Avenue of the Americas New York, NY 10105	1,340,146	5.3

(1)	T. Rowe Price Associates, Inc. (“Price Associates”), a registered investment advisor, has advised the Company in an amended Schedule 13G filing that 2,961,070 shares are owned by various individual and institutional investors for whom Price Associates serves as an investment advisor with power to direct investments and/or sole power to vote the shares. Price Associates has sole voting power with respect to 752,880 of such shares and has sole dispositive power with respect to all 2,961,070 shares. Price Associates expressly disclaims that it is, in fact, the beneficial owner of the shares.
(2)	Michael W. Cook Asset Management d/b/a/ SouthernSun Asset Management, a registered investment advisor, has advised the Company in an amended Schedule 13G filing that it has sole voting power with respect to 1,939,573 of the shares and sole dispositive power with respect to all 2,274,723 shares.
(3)	BlackRock, Inc., a holding company, has advised the Company in an amended Schedule 13G filing that through its various entities it beneficially owns 2,076,539 shares and has sole voting power and sole dispositive power with respect to all such shares.
(4)	AllianceBernstein L.P. (“Alliance”), a registered investment advisor, has advised the Company in a Schedule 13G filing that Alliance beneficially owns 1,340,146 shares and has sole power to vote 1,154,141 of the shares and sole power to dispose of all 1,340,146 of the shares.

III-15

Directors and Executive Officers

The following table sets forth information regarding beneficial ownership of our common stock as of July 13, 2011 (i) each director; (ii) our president, our chief executive officer and each other executive officer whose cash compensation for the most recent fiscal year exceeded $100,000 and (iii) all such executive officers and directors as a group. Except as indicated in the footnotes to this table, the persons named in the table to our knowledge have sole voting and investment power with respect to all shares of securities shown as beneficially owned by them. The information in this table is based upon 25,431,974 shares of Company Common Stock outstanding.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(2)	Percent of Class of Common Stock(3)
Michael E. Campbell	299,381	1.177
Richard E. Cavanagh	15,669
Luis Fernandez-Moreno(4)	197
Steven C. Giuliano	26,301
David Lilley	2,022
Sarah A. O’Connor	44,113
William H. Powell	23,348
Daniel S. Sanders	22,022
Joseph H. Shaulson(4)	9,558
Janice J. Teal	7,022
Douglas J. Wetmore	7,022
Directors and executive officers as a group, including those named above (total 16 persons)	514,179	2.0

(1)	Included in this table with respect to officers are shares credited under the CEOP. Non-employee directors hold phantom shares in deferred stock accounts pursuant to arrangements described above under “Director Compensation” in the following amounts as of July 13, 2011:

Name	Phantom Shares Payable in Common Stock	Phantom Shares Payable in Cash	Total Phantom Shares
R. E. Cavanagh	11,646	38,182	49,828
D. Lilley	2,022	19,006	21,028
W. H. Powell	2,022	14,821	16,843
D. S. Sanders	2,022	41,112	43,134
J. J. Teal	2,022	31,714	33,736
D. J. Wetmore	2,022	28,435	30,457

The phantom shares shown above in the column “Phantom Shares Payable in Common Stock” are included in each directors’ total shares in the table. The phantom shares payable in cash are not included in any director’s beneficial ownership total. In addition, not included in the table for the named officers and all executive officers as a group are the following number of phantom shares payable in cash held in the Company’s Supplemental Contributing Employee Ownership Plan (the “SCEOP”), a nonqualified excess benefit plan, and the Company’s Employee Deferral Plan: for Mr. Campbell, 28,869 shares; for Mr. Giuliano, 876 shares; for Ms. O’Connor, 4,682 shares; for Mr. Shaulson, 283 shares; and for all other executive officers as a group, 2,271 shares. The shares credited to all these deferral accounts have no voting power.

(2)	The amounts shown include shares that may be acquired within 60 days following January 15, 2011 through the exercise of stock options as follows: Mr. Giuliano, 4,500; Ms. O’Connor, 13,500; and all directors and executive officers as a group, including the named individuals, 23,000.

III-16

(3)	Unless otherwise indicated, beneficial ownership of any named individual does not exceed one percent of the outstanding shares of Company Common Stock.
(4)	Mr. Fernandez-Moreno joined the Company as an officer in September 2010 and Mr. Shaulson in August 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s officers, directors and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE. Officers, directors and greater than ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on review of the copies of such forms furnished to the Company, or written representations that no Forms 5 were required, the Company believes that during the period from January 1, 2010 to December 31, 2010, its officers, directors and greater than ten-percent beneficial owners were in compliance with all applicable Section 16(a) filing requirements.

III-17

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary: Our Performance for 2010

The Company achieved outstanding performance in 2010 and we believe that our named officers were instrumental in helping us achieve this result which was reflected in their 2010 compensation. Key highlights of our 2010 performance include the following:

•	Highest earnings per share in the Company’s history;

•	Record operating income from the HTH Water Products and Personal Care and Industrial Biocides businesses;

•	Record operating margins;

•	Double digit revenue growth;

•	Best safety performance in the Company’s history;

•	Divestiture of the non-core Industrial Coatings business;

•	Completion of new liquidity sources, including a $250 million private placement;

•	The successful roll-out of our multifaceted margin improvement plan to drive operating margins above 10% by year-end 2013; and

•	CEO succession and transition plan was developed and its implementation is ahead of expectations.

Overview

In this Compensation Discussion and Analysis, we describe for shareholders our executive compensation objectives, plan designs, policies and decision-making practices for the following named officers:

•	Michael E. Campbell, our Chairman, President and Chief Executive Officer

•	Steven C. Giuliano, our Senior Vice President and Chief Financial Officer

•	Luis Fernandez-Moreno, our Executive Vice President, HTH Water Products and Wood Protection

•	Sarah A. O’Connor, our Senior Vice President, Strategic Development and Chief Legal Officer

•	Joseph H. Shaulson, our Executive Vice President, Personal Care, Industrial Biocides and Performance Products

Executive Compensation Objectives

The Company’s executive compensation program is designed to provide a rational, consistent, and easy-to-understand pay for performance reward system. The objectives of our executive compensation program as established by our Compensation Committee include:

•

Reward for Shareholder Value Creation. The overarching objective of our compensation philosophy and the incentive arrangements is to reward executive actions and behaviors that drive global growth, improve profitability and maximize the overall economic value realized by our shareholders.

•

Promote an Unambiguous Performance Focus. All company performance goals and certain individual performance goals are based on measurable criteria. The goals and performance expectations for the CEO are approved in advance by the Committee. The CEO approves the specific individual goals and objectives for the other named officers in advance as well.

III-18

•

Balance Risk and Potential Executive Reward. Our performance goals are selected to achieve a balance between desired short-term and long-term outcomes. In this way we encourage strategic decisions for competitive advantage as well as discourage executives from taking unnecessary or excessive risks that would threaten the reputation or sustainability of the Company.

•

Emphasize Pay for Performance. Our named officers’ total targeted compensation opportunity places significantly more emphasis on pay for performance incentives than on non-performance based compensation like base salary. Additionally, in order to promote a long term performance focus, the incentive mix for our CEO is weighted more significantly toward long term incentive opportunities rather than annual incentive opportunities due to his significant role in determining the long term strategy of the Company.

•

Provide Internally Equitable and Externally Competitive Rewards. We believe that the determination of equitable and competitive compensation should balance the external and internal value for the job role. The pay opportunity provided to our named officers is determined in part based on the Committee’s review of competitive market data. However, the Committee also may consider the size, scope and or potentially unique nature of the job role and its contribution to our sustainable financial and operational success.

•

Unite the Company’s Management as a Team. The key financial goals in our incentive arrangements are shared by all named officers. In this way, we create a shared focus that drives shareholder value and unites our executive team.

Modifications to Compensation and Benefit Programs

The Compensation Committee continually reviews the aspects of the executive compensation programs to ensure that the programs meet the following requirements:

•	Strong alignment with our pay for performance philosophy

•	Reflective of shareholder feedback

•	Compliance with applicable regulatory requirements

•	Consistent, on balance, with corporate governance best practices and proxy guidelines

During 2009, we considered the feedback we received from shareholders, policy recommendations provided by institutional shareholder advisory organizations and the Conference Board Task Force on Executive Compensation report. As a result of this review, the following policy modifications to our compensation and benefits programs were adopted:

•

Change in Control (CIC) Excise Tax Gross-Ups. Future severance and change in control agreements will not include a gross-up for taxes on payments in excess of Internal Revenue Code Section 280G limits.

•	Change in Control (CIC). Future executive agreements will not include provisions for additional pension credits in change in control situations.

•	Early Retirement Bridging. Future executive agreements will not include early retirement bridging for executives under age 55 in a change in control situation.

•	Perquisites. All perquisites were eliminated for U.S.-based executive officers, including the named officers, effective January 1, 2010.

•

Long Term Incentive Plan. Grants made in 2010 included two grants: 1) a grant of performance units and 2) a grant of performance accelerated restricted stock units. For grants made in 2010 and beyond, we eliminated the potential for a payout at the end of the second year if the performance goal is met

III-19

prior to the end of the third year. In addition, we have rebalanced the long term incentive grants by shifting a greater portion of the long term incentive value into performance units and away from restricted stock units.

•

Double Trigger in a Change-in-Control Situation. While we already require an employment termination for both the continuation of certain benefits and for nearly all severance payments under our change-in-control agreements, we continue to review all single triggers in change-in-control situations (including in equity-based award grants) with a view toward implementing double triggers at some time in the future for all compensation arrangements subject to maintaining tax deductibility of the compensation to the Company and any other regulatory requirements.

•

Risk Reward Factor. Grants on or after January 1, 2010 utilized a different Risk Reward Factor, as described more fully below in the Long-Term Incentives section. We phased out the Risk Reward Factor of 65%, which was used for the 2009 grant over the next 2 years (the 2010 grant used a Risk Reward Factor of 83% and the 2011 grant did not use any Risk Reward Factor).

•

Dividend Equivalents on Unvested Stock Unit Awards. Dividend equivalents on phantom stock units granted on or after January 1, 2010 under our Long Term Incentive Plan will be accrued and paid out only to the extent the underlying awards are earned. Previously, such dividend equivalents were paid currently to the executive while the award was outstanding and unvested.

•	Equity Ownership Guidelines. Market competitive equity ownership guidelines for the named officers and non-employee directors were adopted.

•

Peer Company Comparator List. Revised our list of peer companies, eliminating Ecolab, Cytec and Lubrizol for 2010 because the Committee felt these companies were too large to use in competitive benchmarking.

•

Risk Oversight. Our Board amended the Committee’s charter in October 2009 to include responsibility to review incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk taking and the Committee will review and discuss, at least annually, the relationship between risk management and practices, corporate strategy and senior executive compensation.

Key Analytical Tools Used in the Compensation Decision-Making Process

In addition to the Executive Compensation Objectives mentioned above, the Committee utilized competitiveness and best practices as key analytical tools for compensation decision making.

•

Strategic Needs. The Committee considers the state of our Company’s financial and operational performance and the competitive landscape within the industry in making determinations about the design of the compensation program. This information is used to shape the overall structure of compensation as well as the design of our annual and long-term incentive programs to ensure they motivate the behaviors necessary to achieve sustainable returns for shareholders.

•

Competitive Standard. The Committee’s primary competitive standard is to target named officer base salary, total cash opportunity (base salary plus annual incentive opportunities) and total targeted compensation opportunity (base salary plus annual and long-term incentive opportunities) to the 45th to 55th percentile (range of median) of a peer group of specialty chemical companies. This group was revised and updated for 2009 and 2010. Additionally, aggregated compensation data from Hay Group and Pearl Meyer and Partner’s survey database serves to validate and calibrate the peer group data. The application of the competitive standard is discussed in greater detail below.

III-20

•

Peer Group. For 2010 compensation planning purposes, the Committee utilized the 15 companies that were selected by the Committee as relevant competitors in businesses similar to our Company in terms of revenue and market capitalization as well as companies competing with us for investor dollars. The 2010 peer companies are:

• A. Schulman, Inc.	• Koppers Holdings Inc.

• Albemarle Corporation	• OM Group Inc.

• Cabot Corporation	• Rockwood Holdings Inc.

• Chemtura Corporation	• Scotts Miracle Gro Company

• Ferro Corporation	• Sensient Technologies

• FMC Corporation	• Sigma-Aldrich Corporation

• H. B. Fuller Company	• W. R. Grace & Company

• International Flavors & Fragrances Inc.

While some of the institutional shareholder groups suggest different peer companies for the Company, we did not include some of these companies, because, in our view, they do not compete in our specific business areas nor do they compete for our employees or investor dollars.

•

Best Practices. The Committee regularly reviews the best practice recommendations advocated by compensation and governance experts, institutional shareholder advisory organizations, and other similar advocates. In its application of these practices, the Committee strives to use its discretion as appropriate to ensure compensation programs are consistent with the Company’s strategy and business needs.

•

Pay-for-Performance Alignment. In the course of reviewing our overall executive compensation program, Pearl Meyer and Partners, LLC, the Committee’s independent compensation consultant conducted a pay-for-performance analysis in October 2010 to examine the relationship between company performance and our CEO’s compensation. This was accomplished by comparing our CEO’s total targeted compensation opportunity (as approved by the Compensation Committee) to total shareholder return (TSR) on a 1-and 3-year basis. Pearl Meyer’s analysis demonstrated that our CEO’s total targeted compensation is below the median against other CEOs in our peer group and our 3-year TSR is at median and 1-year TSR is near the median.

Compensation Decision-Making and Governance

Briefly described below are the roles and responsibilities of the individuals and entities involved in the decision-making processes and governance of our executive compensation programs.

The Compensation Committee

The Committee currently consists of three directors, each of whom qualifies as an independent outside director as defined by the applicable IRS and NYSE rules.

As detailed in the Committee’s charter, the purpose of the Committee is to:

•	Ensure that the officers of the Company are effectively compensated through the establishment of competitive total compensation opportunities,

•	Recommend to the Board the compensation of non-employee members of the Board, and

•	Assist the Board in carrying out other functions pertaining to compensation of other employees.

III-21

Among the Committee’s responsibilities are the review and annual approval of all elements of the total targeted compensation opportunity that we provide to our named officers.

The Outside Consultant

During 2010, the Committee retained the services of an outside compensation consultant from Hay Group for a portion of the year and a different consultant from Pearl Meyer and Partners, LLC for the remainder of the year. The consultants provided advice to the Committee on all aspects of executive compensation.

Our CEO

Our CEO reviews and presents to the Committee the performance assessment and compensation recommendations for the other named officers.

Internal Compensation Resources

The Committee asks the Company’s Human Resources Department to prepare and analyze information the Committee needs to carry out its responsibilities. This information analysis is typically done in collaboration with the Committee’s outside consultant.

Compensation Framework and Pay Components

The following discussion provides an overview of our executive compensation framework.

Base Salary

•

Base salary is one of the three elements of our total targeted compensation opportunity (base salary + annual incentive + long-term incentive). It provides a basic level of security and it is the only element that is not “at risk”—that is, its payment does not vary with achieving any quantitative or qualitative measures over the fiscal year or with the Company Common Stock price.

Annual Incentive

•

The annual incentive opportunity is the second of the three elements of our total targeted compensation opportunity. Payouts from this pay for performance plan are based on the achievement of pre-established financial goals, personal strategic objectives and other accomplishments. This structure contributes to our desired total targeted compensation opportunity which places greater emphasis on pay for performance incentives.

During fiscal year 2010, our CEO participated in the Senior Management Incentive Compensation Plan, a plan designed to provide for full tax-deductibility of awards under U.S. Tax Code Section 162(m). The other named officers participated in the Arch Annual Incentive Plan because it was not expected that their non-performance based compensation would exceed $1 million in 2010. The plans are substantially similar.

Long Term Incentive

•

The long-term incentive opportunity is the third element of our total targeted compensation opportunity. Awards are based on achieving key financial measures and are subject to forfeiture and stock price fluctuation. Earned awards for the named officers are paid out 60% in shares of our Company Common Stock and 40% in cash, which is valued based upon the Company’s stock price. Our intent is to deliver through this plan approximately 50% of the total compensation opportunity for our CEO and 30-40% of such opportunity for the other named officers.

III-22

We consider long term incentive awards as the lynchpin of our compensation opportunity. By linking a large portion of the executive’s compensation opportunity with our long term financial success, we maintain pay for performance alignment with emphasis on creating sustainable shareholder value. Since the award is denominated in phantom shares of our Company Common Stock, changes in market value of the stock impact the value of the award to the named officers. Thus, like shareholders, the named officers are rewarded for a rising share value and are negatively impacted if the share value falls.

Our long-term incentives are designed to tie the major part of our named officers’ total targeted compensation opportunity to our financial performance and the long-term enhancement of shareholder value. The plan is also designed to encourage the long-term retention of these executives.

2010 Executive Compensation Decisions

The determination of the 2010 named officer total compensation opportunity and the assessment of their 2010 performance is discussed below.

2010 Employment of Luis Fernandez-Moreno

Mr. Luis Fernandez-Moreno was hired in September 2010 as Executive Vice President with responsibility for HTH Water Products and Wood Protection. The compensation package provided to Mr. Fernandez-Moreno was individually negotiated and was necessary to recruit him from his position with The Dow Chemical Company. The compensation package was reviewed by the outside consultant and determined to be competitive from both an internal and external perspective. The Committee approved Mr. Fernandez-Moreno’s compensation package in August 2010 as outlined below:

Compensation Component	Amount
Base Salary	$400,000
Bonus Target	275,000	Eligible for full bonus target for 2010
Total Cash	675,000
Long Term Incentive Plan Value	350,000	Long Term Incentive Plan Opportunity
Total Direct Cash	$1,025,000

In addition, Mr. Fernandez-Moreno received a $75,000 hiring bonus and, to address Mr. Fernandez-Moreno’s forfeiture of long term incentive grants from his prior employer, the Committee approved a restricted stock grant of 18,000 units, payable in stock at the end of the restriction period. Provided he is still employed by the Company, 50% of the restricted stock unit grant vests on August 1, 2011 and the balance of the grant vests on April 1, 2012.

Mr. Fernandez-Moreno was provided with an executive agreement, which is discussed in greater detail in the Termination and Change in Control Payments section in this Information Statement.

2010 Total Compensation Opportunity

To determine the 2010 total targeted compensation opportunity, the Committee reviewed the competitive standard determined by its outside compensation consultant, internal equity considerations, and each incumbent’s performance, experience and role within the Company. Additionally, the Committee examined the total value that would be generated under the annual and long-term incentive plans at target performance. This step ensures that the total pay mix at target performance reflects a significant weighting toward pay for performance incentives and that the total targeted compensation opportunity is consistent with the competitive standard.

III-23

The table below outlines 2010 compensation at target performance for all elements of compensation (base salary, annual incentive, total cash, long-term incentive and total targeted compensation opportunity). This table also outlines the competitive market position for each element of compensation. The percentile ranking shown below was determined by the Hay Group outside consultant using peer company data as well as aggregated data from Hay Group’s national data base.

Name* Col A	Base Salary Col B	Percentile Rank Col C	Annual Incentive Col D		Total Cash (Base Salary plus Annual Incentive) Col E	Percentile Rank Col F	Long Term Incentive Col G	Total Targeted Compensation Opportunity Col H	Percentile Rank Col I
Michael E. Campbell	$900,000	50	$850,000		$1,750,000	55	$1,850,000	$3,600,000	40
Steven C. Giuliano	400,000	35	260,000		660,000	50	300,000	960,000	20
Sarah A. O’Connor	375,000	35	250,000		625,000	45	250,000	875,000	45
Joseph H. Shaulson	340,000	60	275,000	**	615,000	75	240,000	855,000	75

*	Mr. Fernandez-Moreno was hired in September 2010 and therefore was not included in the January 1, 2010 compensation review conducted by the Compensation Committee.
**	Mr. Shaulson’s original 2010 Bonus Target was set at $240,000; the financial portion of his target was increased by $35,000 by the Compensation Committee in July 2010 to reflect his appointment to Executive Vice President.

It should be noted that the Committee manages the base salary (Column B), total cash (Column E) and total targeted compensation opportunity (Column H) against the competitive standard, which is between the 45th and 55th percentile of our peer companies and does not specifically manage to the percentiles for the other individual compensation components. In September 2009, Mr. Shaulson was appointed Senior Vice President for Wood Protection, Personal Care and Industrial Coatings from his prior position as Vice President, Strategic Planning. As Vice President, Strategic Planning, his compensation was in the 55th percentile for comparable positions in the peer group. In determining his 2010 compensation, the positions to which his compensation was compared changed to reflect his new position. That new comparison resulted in a higher percentile ranking for his compensation that was above the general guideline followed by the Committee. Given that his compensation would have had to been reduced to bring it within the general guideline and given that the Company believes his new position provides greater responsibility and importance than those in the comparator positions of the peer group, the Committee felt it appropriate for his position to be above its general 45th to 55th percentile compensation guideline.

•

Pay Mix. The pay mix at target 2010 performance is shown below. It is consistent with our objective to emphasize pay for performance incentives rather than fixed base salary and to promote a long-term performance focus.

	2010 Pay Mix at Target Performance (Percent of Total Compensation Opportunity)
Name	Base Salary	Annual Incentive Opportunity	Long-Term Incentive Opportunity
Michael E. Campbell	25%	24%	51%
Steven C. Giuliano	42%	27%	31%
Luis Fernandez-Moreno(1)	39%	27%	34%
Sarah A. O’Connor	42%	29%	29%
Joseph H. Shaulson	40%	32%	28%

(1)	The pay mix for Mr. Fernandez-Moreno includes his September 2010 annual salary and bonus target and his 2011 Long Term Incentive Plan grant value.

III-24

Base Salary

The Committee reviewed information provided by the outside consultant, including the Hay survey data, data gathered from the proxy statements of our peer group (discussed above), salary increase trends for executive base pay, and other information provided in published surveys. Our CEO also reviewed this competitive market information and based on his review made recommendations to the Committee for each named officers’ 2010 base salary other than his own. The consultant met with the Committee in executive session to discuss appropriate CEO salary based on his review of the data sources mentioned above and made a recommendation.

The Compensation Committee made the final determination for all base salary recommendations for the named officers.

Annual Incentive

Annual incentive awards are determined for the named officers based on the formula set forth early in the fiscal year. As described in the section below and in the narrative to the Summary Compensation Table and Grants of Plan-Based Awards Table, the Compensation Committee approves a target value for the annual incentive award for each named officer.

For the 2010 annual performance cycle, 70% of the named officer’s target award is dependent on the achievement of two financial performance factors (40% for EPS and 30% for cash flow) being met, while 30% of the award is based on achievement of the individual’s personal strategic objectives. The Committee approved this compensation mix for the named officers to reflect the significant impact that the named officers can have on the Company’s overall financial performance, while recognizing the importance of non-financial strategic goals. In July 2010, the Committee provided an additional $35,000 bonus target for Mr. Shaulson based on his new role as Executive Vice President, which provided a different mix from what was described above.

•	Individual Target Award Opportunity Determination.

As part of the process described below, the consultant determines competitive ranges for each named officer’s annual incentive target award opportunity. The Committee’s primary competitive standard for the bonus element is to target named officer total cash opportunity (base salary plus annual incentive opportunities) and total targeted compensation opportunity (base salary plus annual and long-term incentive opportunities) to the 45th to 55th percentile of our peer companies. The Committee also considers other factors such as the internal value of the job to us, the named officer’s expected impact on the year’s achievement of its financial and strategic goals and our CEO’s recommendation for the other named officers. Upon reviewing this information, the Compensation Committee establishes each named officer’s target annual incentive opportunity. The bonus targets are not materially different between the named officers below the CEO and the CFO as they are generally based on level in the organization. For 2010, the bonus targets for the named officers below the CEO and the CFO ranged from 27% to 32% of Total Compensation Opportunity.

•	Performance Metrics Determination—Financial.

(a) Based on advice from the consultant, the Committee determined that EPS and cash flow (as defined below) were widely accepted measures of a corporation’s success and thus selected these two measures as the basis for determining the portion of the annual bonus that is based on our annual financial performance for all named officers.

(b) In selecting the weight and in establishing the payout curves for Company financial performance metrics, the Compensation Committee considered the analysis and recommendations of the outside consultant, our CEO and our CFO, as well as the fiscal year’s approved annual budget and the level of performance that will be required to achieve or exceed the budget.

(c) The typical 40%/30% split between EPS and cash flow in the overall weighting of the total annual incentive opportunity determination reflects the Committee’s weighting of the relative importance of

III-25

these two factors. The split is re-examined each year by the Committee. The remaining 30% is attributable to personal strategic objectives outlined in the next section.

(d) The financial measures under the annual incentive plans are defined as follows:

•

EPS means the actual diluted earnings per share at the end of such fiscal year calculated as the net income available to common shareholders excluding the impact of extraordinary expenses or losses, losses on sale of businesses, impairment charges and any special charges minus any extraordinary gains, gains on sale of businesses or sales not in the ordinary course of business divided by the weighted average number of shares of Company Common Stock plus any potential dilutive Company Common Stock (such as stock options) outstanding at the end of the year.

•

Cash flow means EBITDA less capital spending and plus or minus changes in working capital (excluding the effect of any reclassifications to/from long-term assets and liabilities, current or deferred taxes) at the end of such fiscal year and EBITDA means consolidated net income (loss) plus income tax expense, interest expense (including costs incurred on accounts receivable securitization program if not included in interest expense), depreciation, amortization, extraordinary expenses or losses, losses on sale of businesses, impairment charges and any special charges minus interest income and any extraordinary gains, gains on sale of businesses or sales not in the ordinary course of business at the end of such fiscal year.

•	Performance Metrics Determination—Personal Strategic Objectives.

(a) At the same time the financial targets for bonuses are set, the Compensation Committee also establishes the personal strategic objectives for our CEO in consultation with him, and our CEO determines personal strategic objectives for the other named officers in consultation with such officers. The Compensation Committee discusses the personal strategic objectives for our CEO with the consultant.

(b) In general, personal goals may be quantitative or qualitative. All pre-set personal goals as well as other personal accomplishments that the Committee observes over the year are considered by the Committee. The Committee does not assign a specific weighting to each personal factor when determining the final bonus payout for the personal goals. Thus the determination of the payout of the portion of the total bonus based on personal goals is ultimately a non-quantifiable determination based on the collective subjective judgment of the Committee members after reviewing all personal factors.

(c) Ultimately, the Compensation Committee’s decision in selecting these goals is based on the Committee’s review of the strategic impact of the personal strategic objectives in the achievement of the approved annual budget, the measurability of the goal’s achievement and the impact of the goals on the Company’s long-term success.

(d) For 2010, the Committee approved personal goals for the CEO that included improvement in corporate-wide and site-specific responsible care milestones, identification and exploration of game-changing innovation ideas for the Personal Care, Industrial Biocides, Water and Wood businesses, incorporation of competitive intelligence and analysis in strategic reviews, presentation of an Asian growth plan to the Board, development of the Company’s sustainability strategy to encompass customer satisfaction and commercial success with a framework of environmental, social and economic parameters, development of meaningful leading business indicators of Arch’s journey to the world’s most successful Biocides Company, further strengthening our Enterprise Risk Management process, the vigorous pursuit of changes to the Company’s portfolio through acquisitions and dispositions and advancement of development plans for internal candidates to strengthen our succession planning capabilities. These pre-established goals for the CEO were, in many instances, also incorporated in goals for the other named officers.

III-26

•	2010 Target Award Opportunity. For 2010 the Committee approved the following annual bonus target award opportunity for each of the named officers:

	Annual Incentive Opportunity (0%-200%)
Name	Threshold	Target	Maximum
Michael E. Campbell	$0	$850,000	$1,700,000
Steven C. Giuliano	0	260,000	520,000
Luis Fernandez-Moreno	0	275,000	550,000
Sarah A. O’Connor	0	250,000	500,000
Joseph H. Shaulson	0	275,000	550,000

•	2010 Financial Objectives and Achievements. The chart below shows the 2010 achievement levels set for EPS and cash flow.

	Threshold (Zero Payout)	Target (100% Payout)	Maximum (200% Payout)	2010 Actual	Percent Payout
Earnings Per Share (EPS)(1)	$1.50	$2.00	$2.50	$2.64	200%
Cash Flow ($ Millions)(2)	72.0	91.7	111.4	115.8	200%

Despite the Company’s overachieving on both EPS and cash flow maximums, the financial-based payouts were capped at 200%.

(1)	A reconciliation to GAAP EPS is included in the appendix to this Compensation Discussion and Analysis.
(2)	In January 2010, the Committee approved a cash flow target of $95.7 million (threshold of $76.0 million and maximum of $115.4 million), which was amended by the Committee in May 2010 to reflect the sale of the Company’s Industrial Coatings business.

The financial targets and range of the threshold and maximum payouts are established at the beginning of the year by the Committee. The 2010 actual results are shown above. The Committee applied the payout formula to the actual results to determine the payout of the financial portion of the bonus based on the financial goals met for 2010 and did not exercise any discretion in this regard.

Individual Compensation Decisions

The CEO is evaluated by the Compensation Committee based on Company and individual metrics. In January 2011, the Committee reviewed the CEO’s 2010 goals and his performance against those goals and other accomplishments. In making these compensation decisions, the Committee identified the following as most significant:

•

Best Responsible Care® performance ever and a substantial improvement over the prior year—we reported the lowest employee recordable incident rate in Company history, while reducing the number of contractor, distribution and environmental incidents and achieving Goal of Zero for process safety and environmental incidents.

•	Posted record earnings per share which was significantly better than budget and prior year. Operating margins improved by 120 basis points and ROE came in at a record 15.3%.

•	CEO succession and transition plan was developed and its implementation is ahead of expectations.

•

Made major strides to ensure the bright future of the Company through Innovation. A vibrant process to deliver game changing innovation in each business is strongly underway. The broad commitment to and energy around Arch Innovation is palpable.

•

Designed and began implementation of a multifaceted margin improvement plan that is already bearing fruit. Strengthened communications to the investment community in rolling out the plan and making management publicly accountable to achieve the objectives.

•	Divested the non-core Industrial Coatings business.

III-27

The CEO reviews the other named officers’ performance against their pre-established personal goals as well as their performance and contributions during the year and makes a payout recommendation to the Committee. The focus of the evaluation is based upon key metrics in their respective areas of responsibility.

For each respective named officer, the CEO identified the following significant accomplishments which the Committee used as the basis for their compensation decisions:

Steven C. Giuliano, Senior Vice President and Chief Financial Officer

•	Evaluated and secured additional source of long-term financing for Arch by completing a new $250 million Private Placement of Senior Notes with an attractive interest rate.

•

Key contributor in the development and successful roll-out of a multifaceted margin improvement plan to stakeholders, including the identification of cost-reduction opportunities; further improved cash flow generation in 2010 by successfully managing working capital efforts resulting in a decrease as a percentage of sales versus 2010 budget and 2009 actual.

Luis Fernandez-Moreno, Executive Vice President, HTH Water Products and Wood Protection

•	Strong strategic management of the Wood and Water Businesses through key major initiatives:

1.	Growth beyond current initiatives

2.	Innovation/Differentiation

3.	Cost reduction

Sarah A. O’Connor, Senior Vice President Strategic Development and Chief Legal Officer

•	Provided strong support to the VP Innovation to determine appropriate organization structure for legal support of intellectual property issues.

•	Key contributor in the divestiture of the Coatings business, including strong leadership in the management of the process, negotiation of the transaction and closing of the deal.

Joseph H. Shaulson, Executive Vice President, Personal Care, Industrial Biocides and Performance Products

•	Led the divestiture of our non-core industrial coatings business to The Sherwin-Williams Company and effectively managed the performance of the business pending its disposition.

•	Championed new, focused strategies for our wood protection and personal care ingredients businesses.

•	Effectively transitioned to new, broader management responsibilities.

Payout Summary of Annual Incentive

As a result of this review and process, the Committee awarded our CEO a bonus of $1,600,000 which represents a 200% payout of the portion of his bonus based on financial objectives and a 161% payout of the portion of his bonus based on his 2010 personal strategic objectives. The Committee awarded a 2010 bonus to our other named officers ranging from 100%-150% of the portion of the bonus based on their personal strategic objectives and other contributions.

III-28

The total annual incentive payout is summarized below:

Name	2010 Incentive Target	Bonus Target Based on Financial Performance	% Payout Based on Financial Performance	Bonus Payout Based on Financial Performance	Bonus Target Based on Personal Strategic Objectives	% Payout Based on Personal Objectives	Bonus Payout Based on Personal Objectives	Total Payout	Total Payout as Percentage of 2010 Incentive Target
Michael E. Campbell	$850,000	$595,000	200%	$1,190,000	$255,000	161%	$410,000	$1,600,000	188%
Steven C. Giuliano	260,000	182,000	200%	364,000	78,000	150%	117,000	481,000	185%
Luis Fernandez-Moreno	275,000	192,500	200%	385,000	82,500	100%	82,500	467,500	170%
Sarah A. O’Connor	250,000	175,000	200%	350,000	75,000	125%	93,750	443,750	178%
Joseph H. Shaulson*	275,000	203,000	200%	406,000	72,000	125%	90,000	496,000	180%

*	Mr. Shaulson’s original 2010 Bonus Target was set at $240,000; the target was increased by $35,000 by the Compensation Committee in July 2010. Payout against the additional $35,000 was based on the financial achievement vs. target in Pretax Profit and Working Capital for the Personal Care, Industrial Biocides and Performance Products businesses.

Long Term Incentive

In 2010, the named officers were awarded two grants: one was a grant of performance units and the second was a grant of performance accelerated restricted stock units. Both grants were denominated in phantom shares of our Company Common Stock. The performance units for the named officers represented 67% of the long-term incentive targeted opportunity, and will pay out at 100% at the end of 2012 if the ROE goal is met or exceeded. If the ROE goal is not met or exceeded at the end of 2012, the performance units are forfeited.

The performance accelerated restricted stock units grant represented 33% of the long-term incentive targeted opportunity and will pay out at the end of 2012 if the ROE goal is met or exceeded. If the ROE Goal is not met or exceeded by the end of 2012, the restricted stock units will pay out at the end of 2014 if the executive remains employed by us. This feature allows us to retain key talent in a very competitive market.

These awards, if earned by the named officers, are paid out 60% in shares of our Company Common Stock and 40% in cash.

•	Determination Process Factors Considered—Long Term Incentive Plan Individual Target Award Opportunity

(a) The Committee’s primary competitive standard for the long-term element is to target named officer total targeted compensation opportunity (base salary plus annual and long-term incentive opportunities) to the 45th to 55th percentile of our peer companies and other national survey data provided by the outside consultant.

(b) The consultant determines a competitive range for each of our named officers using the Company’s peer group. He provides input to the Compensation Committee, and in the case of our other named officers, to our CEO, for target award determination. The range is expressed in dollars rather than percentage of pay.

(c) Similar to the process used with the base pay and annual incentive target award level determination, the Compensation Committee considers the competitive data for the named officers to establish the annual long term incentive plan value. The Compensation Committee also considers previous grants as well as other factors such as the named officers’ expected impact on our long-term success and, in the case of our other named officers, our CEO’s recommendation.

•	Determination Process Factors Considered—Value of Individual Unit

The Committee sets the dollar value of each unit for purposes of determining the number of units to be received in the upcoming grant. The value is set as recommended by the consultant using an average market value of our Company Common Stock (the Committee used $25.00/share for the 2010 grant) adjusted by a

III-29

risk factor resulting in a $20.75 unit value. The risk factor was determined by the consultant based on the degree of difficulty in achieving the performance metrics, the risk of forfeiture, and the market price volatility of our Company Common Stock and the impact of the award’s dividend equivalent payments. For the 2010 grant, the consultant recommended and the Committee agreed to a risk factor of 83%. The value per unit is then divided into the targeted annual long term incentive value by the Committee for the named officer to determine the number of units to be granted on the grant date. The use of the risk factor is being phased out and was eliminated for the 2011 grant.

•	2010 Performance Measure and Target

For the awards granted annually since 2002, the financial performance goal for the units was a targeted ROE (as defined below). Consistent with the advice from the consultant, the Committee had selected ROE because it is a widely used financial measure for long-term incentive plans and use of this metric demonstrates shareholder alignment and value creation. Each year at the time of grant, the Committee selects a specific ROE target for that year’s grant. The ROE target selected for the 2010 grant was 15%. The selection of the 2010 ROE target was based upon continued improvement over the previous year’s actual ROE, and is supported by our most recent strategic plan financials reviewed with our Board as well as the degree of difficulty presented by current and projected economic conditions and earnings growth needed to achieve the target. The following chart summarizes the ROE targets selected for the 2005 through 2010 performance share unit awards:

Plan Year/Year of Grant	Actual ROE at End of Year Prior to Grant	ROE Target for Grant	% ROE Improvement Required for Payout of Grant
2005	8.5%	12.0%	41%
2006	9.0%	13.0%	44%
2007	10.1%	13.5%	34%
2008	13.6%	14.5%	7%
2009	14.4%	15.0%	4%
2010	12.5%	15.0%	20%

Note: For a reconciliation of ROE to our 2010 consolidated financial statements, see the appendix to this Compensation Discussion and Analysis.

•

ROE Definition. The Company’s ROE is calculated by taking net income as reported in the audited financial statements and adjusting for special items. This amount is divided by average shareholders’ equity with this average calculated as shareholders’ equity at the beginning and end of the fiscal year as reported in the audited financial statements with the end of year amount excluding the impact of any special items.

Earned Award Determination

2010 ROE was 15.3% for award purposes (see the appendix to this Compensation Discussion and Analysis for reconciliation to our 2010 consolidated financial statements). This achievement was above the 14.5% ROE target required for a payout under Long Term Incentive grants made in 2008 and also above the 15% ROE target required for an accelerated payout under Long Term Incentive grants made in 2009. Therefore, both the 2008 and 2009 Long Term Incentive Plan grants paid out in 2011 and the payout information can be found in the Option Exercises and Stock Vested Table (Columns (d) and (e)) in this Information Statement.

Post Employment Benefits: Retirement Income

The purpose of our retirement income plans is to provide a stable source of post-retirement income for our executives and employees generally. We offer both a tax qualified plan and a non-qualified plan (the Senior

III-30

Executive Pension Plan) to the named officers to ensure that we continue to provide a competitive and comprehensive retirement program. The plans are designed to encourage long-term retention. For a description of these plans, please see the Pension Benefits Table and accompanying text of this Information Statement.

Equity Ownership Guidelines for Officers

In 2010, following a recommendation by the Committee, the Board adopted equity ownership guidelines for our non-employee directors and elected officers, including the named officers. The purpose of these guidelines is to encourage ownership of our Company Common Stock, to further align the interests of our non-employee directors and named officers with the interests of shareholders and to further promote the Company’s commitment to sound corporate governance.

For named officers, the Committee initially established share ownership goals based on a multiple of base salary and converted that dollar figure to a fixed share target. These guidelines require that, within a five-year period from the date of its adoption (January 2010), or within a five-year period from the date the executive first becomes subject to this policy, all named officers must achieve the following ownership levels:

Name	Number of Shares Required	Ownership for Guideline Purposes as of January 15, 2011*
Michael E. Campbell	140,000	344,469
Steven C. Giuliano	30,000	25,056
Luis Fernandez-Moreno	25,000	18,016
Sarah A. O’Connor	25,000	36,862
Joseph H. Shaulson	25,000	17,737

*	Includes shares vested as of December 31, 2010 for the 2008 and 2009 grants made under the 1999 Long Term Incentive Plan, which paid out in 2011.

For purposes of the guidelines, total share ownership shown above includes shares held outright, including shares owned jointly with a spouse, shares owned separately by a spouse/child that share the employee’s household, shares owned through the CEOP or individual retirement plans, shares held in a private foundation or charitable trust established by the named officer, restricted stock units and retention share units that are to be paid out in shares if earned and phantom shares of Company Common Stock held in any deferred compensation plan or in the Supplemental CEOP.

As noted above, both Mr. Campbell and Ms. O’Connor have met their ownership guidelines and Messrs. Giuliano, Fernandez-Moreno and Shaulson have made significant progress towards meeting their ownership guidelines.

The Committee reviews compliance towards these guidelines on an annual basis. Failure to meet the share ownership guidelines may result in a requirement to retain all shares obtained through the payout, vesting or exercise of equity grants or termination of employment.

Post Employment Benefits: Severance and Change In Control Agreements

Each of the current named officers has an Executive Agreement that provides certain payments and continued benefits in the event of involuntary or constructive termination of employment, including a termination following a change in control of the Company (also known as a “double trigger”). The intent of the severance and change in control agreements is to offer a severance arrangement competitive with our peer group and to retain these employees in the event of a potential change in control. For more information about these agreements, please see Termination and Change in Control Payments below.

III-31

The Committee periodically reviews these agreements, with the last such review occurring in December 2009. As part of its review, the Compensation Committee evaluated the provisions of the severance and change in control arrangements as they related to general industry practice and our peer group. The Committee also considered corporate governance trends and the view of institutional shareholders. Based on this review, the Committee decided that all future Severance and Change in Control Agreements will not provide for excise tax gross-ups or extraordinary pension credits upon a change in control. The current Executive Agreements expire on December 31, 2011 and if renewed, the excise tax gross-up provisions and the pension credit provisions will be eliminated.

Other Benefits: Perquisites

In December 2009, the Compensation Committee decided to eliminate all perquisites for our US-based executive officers, including the named officers, effective January 1, 2010. The Company continues limited perquisites provided to one non-US based Executive Officer as such perquisites are more in line with European compensation practices.

Appendix

Reconciliation of Return on Equity:

($ in millions)
	Twelve Months Ended December 31, 2010
	2010	2009	2008	2007	2006	2005	2004
Beginning of Year Equity	$404.9	$361.9	$474.4	$366.2	$365.0	$359.8	$337.7
End of Year Equity	443.0	404.9	361.9	474.4	366.2	365.0	359.8
Adjustments:
Add (Less): Net Income Adjustments	(4.2)	0.7	25.0	22.4	24.2	(8.2)	10.2
Less: Recognition of CTA associated with sale of Coatings (2010) and VZ business (2007)	27.7	—	—	(15.1)	—	—	—

End of Year Equity—Adjusted	466.5	405.6	386.9	481.7	390.4	356.8	370.0

Average Equity	435.7	383.8	430.7	424.0	377.7	358.3	353.9

Net Income	70.7	47.1	37.0	35.3	14.2	40.5	19.9
Adjustments
Add: Executive Severance, net of tax	—	0.7	—	—	—	—	—
Add: Restructuring / Impairment, net of tax	1.2	—	26.1	14.1	23.5	0.9	2.8
Less: Other (Gains) and Losses, net of tax	—	—	(1.1)	(7.8)	(1.4)	(2.2)	—
Less: Gain on Sale of Joint Venture, net of tax	—	—	—	—	—	(6.2)	—
Add: Tax Rate Change	1.3	—	—	1.2	—	—	—
Add (Less): Loss (Gain) on Sale of Discontinued Operations, net of tax	(6.7)	—	—	14.9	—	(2.8)	7.4
Add: Payment for Early Termination of Supply Contract, net of tax	—	—	—	—	2.2	—	—
(Less) Add: Discontinued Operations, net of tax	—	—	—	—	(0.1)	1.6	—
Add: Cumulative Effect of Change in Accounting, net of tax	—	—	—	—	—	0.5	—

Total Adjustments	(4.2)	0.7	25.0	22.4	24.2	(8.2)	10.2

Adjusted Net Income	$66.5	$47.8	$62.0	$57.7	$38.4	$32.3	$30.1

Return on Equity	15.3%	12.5%	14.4%	13.6%	10.1%	9.0%	8.5%

The figures above for 2004-2009 show the results originally reported for the then current year. Amounts have not been adjusted to take into consideration any subsequent acquisitions or dispositions.

III-32

Reconciliation of Earnings per Share:

Twelve Months Ended December 31, 2010
Diluted Income from Continuing Operations per Common Share	$2.56
Add: Impairment and Restructuring, net of tax	0.05
Add: Impact of U.K. tax rate change on deferred tax assets related to pension plans	0.05

Diluted Income from Continuing Operations before Special Items per Common Share	2.66
Loss from Discontinued Operations	(0.02)

Adjusted Diluted Income per Common Share	$2.64

Summary Compensation Table

(for fiscal year ended December 31, 2010)

Name and Principal Position at December 31, 2010(a)	Year (b)	Salary ($)(c)	Bonus ($)(1)(d)	Stock Awards ($)(2)(e)	Option Awards ($)(f)	Non-Equity Incentive Plan Compensation ($)(3)(g)	Change in Pension Value and Nonquali- fied Deferred Compensation Earnings ($)(4)(h)	All Other Compensation ($)(5)(i)	Total ($)(j)
Michael E. Campbell Chairman, President & Chief Executive Officer	2010	$900,000	$0	$2,752,061	$0	$1,600,000	$2,849,218	$279,788	$8,381,067
	2009	850,000	0	2,560,962	0	1,075,000	449,667	337,957	5,273,586
	2008	850,000	0	2,144,416	0	660,750	1,097,181	261,238	5,013,585

Steven C. Giuliano Senior Vice President & Chief Financial Officer	2010	400,000	0	446,380	0	481,000	284,661	56,475	1,668,516
	2009	360,000	0	376,684	0	340,000	149,564	38,697	1,264,945
	2008	300,000	0	285,687	0	152,200	75,758	26,008	839,653

Luis Fernandez-Moreno Executive Vice President, HTH Water Products and Wood Protection	2010	133,336	75,000	587,160	0	467,500	10,344	7,695	1,281,035

Sarah A. O’Connor Senior Vice President, Strategic Development and Chief Legal Officer	2010	375,000	0	371,984	0	443,750	558,911	55,591	1,805,236
	2009	340,000	0	362,008	0	300,000	396,274	54,906	1,453,188
	2008	340,000	0	320,957	0	152,200	230,909	50,258	1,094,324

Joseph H. Shaulson Executive Vice President, Personal Care, Industrial Biocides and Performance Products	2010	340,000	0	357,166	0	496,000	32,417	48,187	1,273,770
	2009	330,000	0	339,994	0	305,030	29,491	32,998	1,037,513

(1)	The amount shown reflects a signing bonus paid to Mr. Fernandez-Moreno who became an officer of the Company in September 2010.
(2)	The values shown are the grant date fair values for all phantom stock award units for the particular year, at the date of grant in accordance with FASB ASC Topic 718, and reflect the most probable outcome at the date of grant. The grant date fair value is based on the closing price of the Company’s Common Stock on the date of grant. For the portion of the awards that are based on performance conditions, the Company has assumed that the probable outcome would be a 100% payout at the time of grant for all years presented. A percentage of the value shown (67% for 2010 and 50% for 2009 and 2008) represents performance units that will not payout and will be forfeited if the return on equity (“ROE”) target is not met or exceeded at the end of the performance period and the remaining percent is contingent on continued employment through a specified time period from the date of the grant (five years for 2010 and six years for 2009 and 2008). There were no forfeitures during the years shown.

III-33

(3)	The amounts shown reflect the annual bonus that resulted from the achievement of the targeted ranges for earnings per share (“EPS”) and cash flow for the particular year, as well as the achievement of personal performance goals for those same periods.
(4)	All amounts shown reflect only the aggregate change in the actuarial present value of the accumulated benefit under our defined benefit pension plans from the end of the prior year to the end of the particular year. There were no above-market or preferential earnings paid on non-qualified deferred compensation. IMPORTANT NOTE: Pursuant to SEC disclosure requirements, pension amounts shown in the Summary Compensation Table and Pension Benefits Table below are constructed based upon the assumption that the executives will defer receipt of their pension until the plans’ earliest unreduced pension retirement age, whereas the amounts shown in the “Termination and Change in Control Payments” tables below are higher based upon the assumption that the executives will immediately receive their retirement payments, if eligible.
(5)	The Compensation Committee eliminated perquisites for all U.S.-based executive officers, including the named officers, effective January 1, 2010.

Amounts reported in this column include the following items:

	CEOP Match (a)	Supplemental CEOP Match (a)(b)	Term Life Insurance (c)	Senior Executive Life Insurance Premiums (d)	Dividends Paid or Accrued on Outstanding Stock Awards (e)
M. E. Campbell	$14,455	$38,646	$5,308	$17,659	$203,720
S. C. Giuliano	14,455	9,146	1,063	1,443	30,368
L. Fernandez-Moreno	0	0	0	495	7,200
S. A. O’Connor	14,455	7,670	1,761	2,945	28,760
J. H. Shaulson	14,455	5,606	1,416	1,534	25,176

(a)	The amount includes a basic company match and a performance match which is based on the financial results of the Company. These matches are provided in our tax-qualified 401(k) plan (referred to as our CEOP) and related supplemental non-qualified plan (referred to as our Supplemental CEOP). A performance match is provided if the Company achieves certain EPS targets for the fiscal year. The performance match for 2010 was 40% of the participant’s 2010 contributions per pay period to the plans (up to contributions that do not exceed 6% of base salary per pay period).
(b)	The Supplemental CEOP permits participants in the CEOP to make contributions, and the Company to match the same, in amounts permitted by the CEOP but which would otherwise be in excess of those permitted by certain Internal Revenue Service limitations. The 2010 Company matching amounts made were invested in an Arch phantom stock account under this plan.
(c)	Under our key executive insurance program, executives may elect additional life insurance that provides for monthly payments to be made to the spouse and dependent children of deceased participants. Amounts shown reflect the premiums paid by the Company.
(d)	The amount of the premium shown represents the full dollar amount of the premium the Company paid in 2010 for the senior executive life insurance plan.
(e)	The amounts shown include cash dividends paid on the outstanding units held by the officer in 2010, as well as dividends accrued on all units granted in 2010 and deferred to a cash account. Dividends are paid or accrued at the same rate and at the same time as cash dividends are paid on our Company Common Stock. The Compensation Committee changed its policy regarding dividends on LTIP awards, and beginning with the 2010 awards, dividends on LTIP awards are not paid quarterly but accrue and are paid only upon and to the extent that the underlying award is earned.

III-34

Grant of Plan-Based Awards

(for fiscal year ended December 31, 2010)

Name(a)	Grant Date (m/d/y)(b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(i)	All Other Option Awards: Number of Securities Underlying Options (#)(j)	Exercise or Base Price of Option Awards ($/Sh)(k)	Grant Date Fair Value of Stock and Option Awards ($)(3)(l)
		Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)
Michael E. Campbell	2/26/2010	—	$850,000	$1,700,000	—	59,730	—	—	—	N/A	$1,843,866
	2/26/2010	—	—	—	—	29,420	—	—	—	N/A	908,195
Steven C. Giuliano	2/26/2010	—	260,000	520,000	—	9,690	—	—	—	N/A	299,130
	2/26/2010	—	—	—	—	4,770	—	—	—	N/A	147,250
Luis Fernandez-Moreno	9/7/2010	—	275,000	550,000	—	18,000	—	—	—	N/A	587,160
Sarah A. O’Connor	2/26/2010	—	250,000	500,000	—	8,070	—	—	—	N/A	249,121
	2/26/2010	—	—	—	—	3,980	—	—	—	N/A	122,863
Joseph H. Shaulson	2/26/2010	—	275,000	550,000	—	7,750	—	—	—	N/A	239,243
	2/26/2010	—	—	—	—	3,820	—	—	—	N/A	117,923

(1)	The figures shown represent the annual bonus that is determined using financial performance measures and personal performance goals. The financial performance measures for 2010 were corporate earnings per share (“EPS”) and cash flow. In addition, Mr. Shaulson also had pretax profit and working capital for the Personal Care, Industrial Biocides and Performance Products businesses as financial performance measures. Forty percent of the target figure is based on achieving the EPS target, 30% is based on the cash flow target and the balance on achievement of personal performance goals. In the case of Mr. Shaulson, the percentages are 35% EPS target, 26% cash flow target, 13% pretax profit and working capital and the balance on achievement of personal performance goals. If the target for a financial measure is achieved, payout will be 100% of the portion of the bonus based on that financial target. If financial performance is less than or greater than the target performance, the bonus paid is adjusted up or down pursuant to a straight sliding scale formula and may result in a payout of 0% to 200% of targeted bonus based on that measure. The personal performance goals have a range of payout opportunity of 0% to 200% of targeted amounts based on achievement of personal goals. These awards were granted under the Arch Annual Incentive Plan except in the case of Mr. Campbell whose financial targets-based award was granted under the Senior Management Incentive Compensation Plan and a separate individual arrangement for his personal performance goals.
(2)	In February 2010, the Committee made two grants to the named officers (other than Mr. Fernandez-Moreno who was not eligible for a grant in 2010), one was a grant of performance units and the second was a grant of performance accelerated restricted stock units. All grants were denominated in phantom shares of our Company Common Stock and, if earned, will pay out 60% in shares and 40% in cash. The performance units for such named officers represented 67% of the long-term incentive opportunity, and will pay out at 100% if the ROE goal is met or exceeded for 2012. The performance accelerated restricted stock unit grant represented 33% of the long-term incentive opportunity and will pay out if the ROE goal is met or exceeded for 2012. If the ROE goal is not met or exceeded by the end of 2012, performance accelerated restricted stock units will vest at the end of 2014 if the executive remains employed by the Company. Awards vest and accelerate in the event of a “Change in Control.” Mr. Fernandez-Moreno received a restricted stock unit grant in connection with his joining the Company as an officer and this grant vests in two equal installments on August 1, 2011 and April 1, 2012 provided he remains employed by the Company. All grants were made under the 2009 Long Term Incentive Plan.
(3)	The values shown are the grant date fair value of the equity incentive plan awards computed in accordance with FASB ASC Topic 718 using the same assumptions as contained in footnote 2 to the Summary Compensation Table.

III-35

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
Name(a)	Number of Securities Underlying Unexercised Options (#) Exercisable (1)(b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(d)	Option Exercise Price ($)(e)	Option Expiration Date (m/d/y)(f)	Number of Shares or Units of Stock That Have Not Vested (#)(g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)(i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)(j)
Michael E. Campbell	—	—	—	$—	—		$—	89,150	$3,452,780
Steven C. Giuliano	1,500	—	—	20.85	1/23/2012		—	14,460	560,036
	3,000	—	—	18.52	1/29/2013
Luis Fernandez-Moreno	—	—	—	—	—		—	18,000	689,940
Sarah A. O’Connor	7,000	—	—	20.85	1/23/2012		—	12,050	466,697
	6,500	—	—	18.52	1/29/2013
Joseph H. Shaulson	—	—	—	—	—		—	17,570	675,686

(1)	All options shown represent grants made in 2003 or earlier and all these grants are currently vested. No employee stock options were granted after 2003.
(2)	In February 2010, the Compensation Committee granted performance units and performance accelerated restricted stock units. All grants were denominated in phantom shares of our Company Common Stock and, if earned, will pay out 60% in shares and 40% in cash. All units will pay out at the end of year three following the year of grant if the ROE goal is met or exceeded for that year. If the ROE goal is not met or exceeded by the end of year three following the year of grant, the performance units expire and the performance accelerated restricted stock units will pay out at the end of year five following the year of grant if the executive remains employed by the Company. Awards vest and accelerate in the event of a “Change in Control.” See Compensation Discussion and Analysis in this Information Statement for changes applicable to the 2010 long term grant. Mr. Shaulson’s figure includes 6,000 restricted stock units which were granted in 2008 and are payable in Company Common Stock, provided that he is still employed by the Company on August 7, 2011. Mr. Fernandez-Moreno’s figure represents 18,000 restricted stock units payable in Company Common Stock which were granted in 2010 and vest in two equal installments on August 1, 2011 and April 1, 2012 provided he is still employed by the Company on those dates. The grants were made under the 2009 Long Term Incentive Plan except Mr. Shaulson’s grant made in 2008 was made under the 1999 Long Term Incentive Plan.
(3)	The value shown was determined by multiplying the number of units outstanding by the closing price of our Company Common Stock on December 31, 2010 ($37.93), plus accrued dividends that are only paid out if the award is earned. Accrued dividends are: for Mr. Campbell, $71,320; for Mr. Giuliano, $11,568; for Mr. Fernandez-Moreno, $7,200; for Ms. O’Connor, $9,640 and for Mr. Shaulson, $9,256.

III-36

Option Exercises and Stock Vested

(for fiscal year ended December 31, 2010)

	Option Awards		Stock Awards
Name(a)	Number of Shares Acquired on Exercise (#)(b)	Value Realized on Exercise ($)(1)(c)	Number of Shares Acquired on Vesting (#)(2)(d)	Value Realized on Vesting ($)(2)(e)
Michael E. Campbell	67,805	$845,670	165,500	$5,861,514
Steven C. Giuliano	—	—	23,500	832,300
Luis Fernandez-Moreno	—	—	—	—
Sarah A. O’Connor	—	—	23,900	846,466
Joseph H. Shaulson	—	—	13,900	492,296

(1)	The amount shown was computed by multiplying the number of options exercised by the difference between the closing price for one share of Company Common Stock on the exercise date and the exercise price per share.
(2)	The 2008 and 2009 performance units vested because the financial targets for these units were met in 2010. As a result, these units were paid out in full, 60% in shares and 40% in cash in 2011. Each unit paid in cash was valued at $36.035, which was based on a five-day average fair market value of the shares. Amount paid out in actual shares were: 99,300 to Mr. Campbell; 14,100 to Mr. Giuliano; 14,340 to Ms. O’Connor; and 8,340 to Mr. Shaulson. The value realized is the sum of actual cash payment made to the named officer in 2011 for the cash portion of the earned units plus a value for the shares issued using the average of the high and low stock price as of February 23, 2011 of $35.005 per share. The value of a unit upon vesting was $37.93, which was the closing price of the Company Common Stock on December 31, 2010.

Pension Benefits Table

(for fiscal year ended December 31, 2010)

Name(a)	Plan Name(b)	Number of Years Credited Service (1)(c)	Present Value of Accumulated Benefit ($)(2)(d)	Payments During Last Fiscal Year ($)(e)
Michael E. Campbell	Arch Employees Pension Plan	32.6	$1,165,712	$0
	Senior Executive Pension Plan I	23.3	14,204,687	0
Steven C. Giuliano	Arch Employees Pension Plan	12.0	149,456	0
	Senior Executive Pension Plan I	3.5	460,693	0
Luis Fernandez-Moreno	Arch Employees Pension Plan	0.3	10,344	0
	Senior Executive Pension Plan II	0.3	—	0
Sarah A. O’Connor	Arch Employees Pension Plan	21.3	474,743	0
	Senior Executive Pension Plan I	11.9	1,927,176	0
Joseph H. Shaulson	Arch Employees Pension Plan	2.3	30,882	0
	Senior Executive Pension Plan II	2.3	31,026	0

(1)	Years of service includes employment service with Olin Corporation, the Company’s former parent. When participating in the Senior Executive Pension Plan, the executive receives pension service credit under both the Arch Employees Pension Plan and the Senior Executive Pension Plan. However, the pension paid under the Senior Executive Pension Plan is reduced by the pension paid under the Arch Employees Pension Plan.
(2)	In calculating the present value, we used the same assumptions as those used for financial statement purposes as described in Note 15 to the Company’s 2010 Consolidated Financial Statements included in its 2010 Form 10-K. In addition, the values assume commencement of pension benefits at unreduced early retirement age per SEC disclosure requirements.

III-37

IMPORTANT NOTE: Pension amounts shown in the Summary Compensation Table and Pension Benefits Table are constructed based upon the assumption that the executives will defer receipt of their pension until the plans’ earliest unreduced pension retirement age, whereas the amounts shown in the “Termination and Change in Control Payments” tables below are higher based upon the assumption that the executives will immediately receive their retirement payments, if eligible.

We have a tax-qualified, defined benefit pension plan for our U.S.-based employees (“Tax Qualified Pension Plan”) that provides benefits based on service with the Company and with Olin, our former parent, for the period prior to our spinoff from Olin. This plan is designed to provide all eligible employees with a fixed annual income upon retirement. The Company became liable for the payment of all pension plan benefits accrued by Company employees prior to and following the spinoff who ceased to be Company employees after the spinoff. Olin transferred assets to the Company’s pension plan in an amount sufficient to comply with Section 414(l) of the Internal Revenue Code of 1986, as amended. Benefits are payable under the Tax Qualified Pension Plan only with respect to compensation that is not deferred under a non-qualified plan and that does not exceed certain annual limits imposed by the IRS.

The Tax Qualified Pension Plan provides for fixed benefits upon retirement. The normal retirement age is 65, but early retirement is available after an employee reaches age 55 with at least 10 years of service at a reduced percentage of the normal retirement allowance (100% is payable if early retirement is at age 62 or older). An early retirement pension will be calculated by reducing the benefit payable at age 62 by four percent per year for each year the retirement precedes age 62. For example, an eligible employee retiring at age 55 will have a 28% reduction applied to their age 62 pension payable (four percent per year times seven years (62 – 55 = 7 years)). Mr. Campbell is eligible for early retirement under the Company’s pension plans as he is over the age of 55 and has more than 10 years of service. Directors who are not also employees of the Company are not eligible to participate in any of our pension plans.

We maintain a Personal Pension Account (“PPA”) for individuals hired on or after April 1, 2008 which is part of the Tax Qualified Pension Plan for U.S.-based employees. The PPA is a hybrid pension plan in which participants accrue benefits in the form of account balances, with a guaranteed rate of return and defined notional Company contributions (“pay-based credits”). For each quarter, beginning with June 30, 2008, we provide participants with quarterly pay-based credits to their PPA of 6% of eligible quarterly compensation. For 2010, all balances were credited with a 3.4% interest rate, based on the ten-year Treasury bond rate, and credited quarterly. Such rate is reset each November. Following retirement at age 55 or later, participants are eligible for benefits immediately. Following all other terminations of employment, participants have a one year waiting period before being eligible to receive their vested account balance. Participants may receive their vested account balance in a lump-sum payment or in a monthly pension having an equivalent actuarial value. Participants are 100% vested in the Company’s contributions to their accounts after three years of employment. Mr. Shaulson and Mr. Fernandez-Moreno are covered by the PPA but were not vested as of December 31, 2010.

“Compensation” for purposes of the Tax Qualified Pension Plan represents average cash compensation per year (salary, bonus and non-equity incentive plan compensation shown in the Summary Compensation Table of this Information Statement) received for the highest three years during the ten years up to and including the year in which an employee retires. Compensation for plan purposes does not include any stock option compensation, dividend equivalent payments or performance unit payouts or compensation deferred to a non-qualified plan. The normal retirement allowance is one and one half percent of “Compensation” as defined, multiplied by the number of years of benefit service, reduced by an amount of the employee’s primary Social Security benefit not to exceed 50% of the Social Security benefit. Years of benefit service also includes benefit service with Olin. There are a variety of payment methods available to participants, including the standard life-time only method and the standard surviving spouse method. The total value of the benefit is actuarially the same regardless of the method that is chosen. A participant makes the payment method election when applying for retirement.

The Tax Qualified Pension Plan provides that if, within three years following a “Change in Control” of the Company, any corporate action is taken or filing made in contemplation of a plan termination or merger or other

III-38

transfer of assets or liabilities of the plan, and a plan termination, merger or other event thereafter takes place, plan benefits would automatically be increased for affected non-collectively bargained participants (and retired participants) to absorb any plan surplus.

We have two Senior Executive Pension Plans: Senior Executive Pension Plan I provides benefits for executives who became participants in this plan prior to October 30, 2009; this group includes Messrs. Campbell and Giuliano and Ms. O’Connor. Senior Executive Pension Plan II provides benefits for executives approved for participation after October 30, 2009; this group includes Messrs. Fernandez-Moreno and Shaulson. These two plans provide for competitive benefits and encourages retention. Under Senior Executive Pension Plan I, participants receive the greater of Formula A or B as outlined below:

Provision	Formula A	Formula B
Maximum Benefit (% of Covered Compensation)	50% at age 65; not reduced for early retirement	60% at age 65; reduced for retirement before age 65

Annual Accrual Rate for Senior Executive Service	3.0%	2.0%

Annual Accrual Rate for Service prior to becoming a Senior Executive	1.5%	2.0%

Vesting	Immediate	Earlier of age 55 with 10 years of service in the plan following October 30, 2009; age 55 receiving executive severance; retirement at age 62 with Board permission; or age 65

Reduction for Early Retirement	No reduction on or after age 62; 4% reduction from age 55 to 62 (excluding 50% cap)	All benefits reduced 4% per year from age 65 (including 60% cap)

Pre-Retirement Death Benefit	Preservation of the full value of the accrued benefit	Preservation of the full value of the accrued benefit

Post-Retirement Death Benefit	50% joint and survivor benefits provided at no cost to executive	50% joint and survivor benefits provided at no cost to executive if retirement occurs on or after age 62

Employment After Age 62	Value of an individual’s benefit may decline due to employment beyond age 62	Age 62 value of accrued benefit is preserved

III-39

Under the Senior Executive Plan II, the following provisions apply:

Provision	Plan Provides
Maximum Benefit (% of Covered Compensation)	60% at age 65; reduced for retirement before age 65

Annual Accrual Rate for Senior Executive Service	2.0%

Annual Accrual Rate for Service prior to becoming a Senior Executive	2.0%

Vesting	Earlier of age 55 with 10 years of service in the plan following October 30, 2009; at any age receiving executive severance; retirement at age 62 with Board permission or age 65

Reduction for Early Retirement	All benefits reduced 4% per year prior to age 65 (including 60% cap)

Pre-Retirement Death Benefit	Preservation of the full value of the accrued benefit

Post-Retirement Death Benefit	50% joint and survivor benefits provided at no cost to executive if retirement occurs on or after age 62

The Compensation Committee may remove a participant from either Senior Plan within two years after termination of such participant from the Company if the executive competes with the Company or solicits key talent, whether before or after payments under the plan have commenced. The participant may elect to receive payment in any Senior Plan in a lump sum equivalent to the actuarial present value of the benefits as computed in accordance with the plan; however, the participant must receive monthly annuity payments for 12 months before receiving the remaining unpaid lump-sum payment.

The Senior Plans provide that in the event of a change in control, we will pay each participant a lump-sum amount sufficient to purchase an annuity which (together with any monthly payment provided under trust arrangements or other annuities established or purchased by the Company to make payments under the plan) will provide the participant with the same monthly after-tax benefit as the participant would have received under these plans based on benefits accrued up to the date of the change in control.

The Executive Agreements (as defined below) between the Company and Messrs. Campbell, Giuliano and Shaulson and Ms. O’Connor, as described below, provide that an executive officer who is less than age 55 at the time of a change in control will, for purposes of calculating the above lump-sum payment under the Senior Plans, be treated as if he or she had retired at age 55 with the lump-sum payment being calculated on the basis of service to the date of the change in control. In this way, our named officers under age 55 will be afforded the same type of protection in a change in control as those named officers age 55 and older. Mr. Campbell is over age 55 so this provision does not apply to him. The Compensation Committee reviewed this provision in 2009 and determined that all future Executive Agreements will not include this enhanced pension provision, and thus this provision does not apply for Mr. Fernandez-Moreno.

The Executive Agreements (described below) also provide that for involuntary terminations (not for cause) the named officer would receive an additional 12 months of pension service credit. In the event of a “Change in Control” (as defined in the Executive Agreements and described under “Termination and Change in Control” of this Information Statement) followed by a termination, as described below, Messrs. Campbell, Giuliano and Shaulson and Ms. O’Connor would receive an additional 24 months of pension service credit. Other than as described above, we do not have any arrangements or policies to grant the named officers additional pension service credit not related to actual service. The Compensation Committee reviewed this provision in 2009 and determined that all future Executive Agreements will not include the additional 24-month pension service credit provisions for executive terminations in connection with a change in control. Mr. Fernandez-Moreno’s Executive Agreement will not include this 24-month provision.

III-40

Non-Qualified Deferred Compensation Table for Supplemental CEOP

(for fiscal year ended December 31, 2010)

Name(a)	Executive Contributions in Last FY ($)(1)(b)	Registrant Contributions in Last FY ($)(2)(c)	Aggregate Earnings in Last FY ($)(3)(d)	Aggregate Withdrawals or Distributions ($)(e)	Aggregate Balance at Last FYE ($)(4)(f)
Michael E. Campbell	$58,775	$28,370	$248,097	$0	$1,660,345
Steven C. Giuliano	9,301	6,460	4,693	0	40,562
Luis Fernandez-Moreno(5)	0	0	0	0	0
Sarah A. O’Connor	11,650	5,405	49,214	0	320,999
Joseph H. Shaulson	5,701	4,090	2,146	0	20,398

(1)	The amount shown is included in the Salary column of the Summary Compensation Table for 2010.
(2)	The amount shown represents our basic match and performance match to the officer’s plan contributions to the Supplemental CEOP. The basic match is included in the All Other Compensation column of the Summary Compensation Table for 2010 but the performance match included in this table is not shown in the Summary Compensation Table because it represents a match earned in 2009 and paid in 2010. The performance match for 2010 is included in the All Other Compensation column of the Summary Compensation Table.
(3)	The amount shown is not included in the Summary Compensation Table for 2010 because there were no above-market or preferential earnings paid on such non-qualified deferred compensation.
(4)	The figures as shown above include the following amounts that were included in the Summary Compensation Table for 2008, 2009 and 2010.

	Included in Summary Compensation Tables For
Name	2008	2009	2010
M. E. Campbell	72,022	81,043	97,421
S. C. Giuliano	6,300	11,960	18,446
L. Fernandez-Moreno	—	—	—
S. A. O’Connor	15,993	12,632	19,320
J. H. Shaulson	—	8,840	11,306

All other amounts in the aggregate balance are not reflected in the Summary Compensation Table as they represent contributions made prior to 2008 or past earnings. Contributions to and earnings in the plans are invested on a phantom basis in investment funds that fluctuate in value and may not total to the aggregate balance shown.

(5)	Mr. Fernandez-Moreno was not eligible to participate in the Supplemental CEOP in 2010, as he was hired after the plans annual enrollment date.

Non-Qualified Deferred Compensation Table for Employee Deferral Plan

(for fiscal year ended December 31, 2010)

Name(a)	Executive Contributions in Last FY ($)(1)(b)	Registrant Contributions in Last FY ($)(c)	Aggregate Earnings in Last FY ($)(2)(d)	Aggregate Withdrawals or Distributions ($)(e)	Aggregate Balance at Last FY- End ($)(3)(f)
Michael E. Campbell	$9,000	$0	$2,520	$0	$39,830
Steven C. Giuliano	0	0	6,169	0	47,397
Luis Fernandez-Moreno(4)	0	0	0	0	0
Sarah A. O’Connor	22,500	0	6,552	0	77,772
Joseph H. Shaulson	0	0	0	0	0

III-41

(1)	The amount shown is included in the Salary column of the Summary Compensation Table for 2010 for Mr. Campbell and Ms. O’Connor.
(2)	The amount shown is not included in the Summary Compensation Table for 2010 because there are no above-market or preferential earnings paid on such non-qualified deferred compensation.
(3)	The figures shown above include the following amounts that were included in the Summary Compensation Table for 2008, 2009 and 2010 as noted in footnote 1 above.

	Included in Summary Compensation Tables For
Name	2008	2009	2010
M. E. Campbell	17,000	8,500	9,000
S. C. Giuliano	7,610	—	—
L. Fernandez-Moreno	—	—	—
S. A. O’Connor	23,800	20,400	22,500
J. H. Shaulson	—	—	—

All other amounts in the aggregate balance are not reflected in the Summary Compensation Table as they represent contributions made prior to 2008 or past earnings. Contributions to and earnings in the plans are invested on a phantom basis in investment funds that fluctuate in value and may not total to the aggregate balance shown.

(4)	Mr. Fernandez-Moreno was not eligible to participate in the Employee Deferral Plan in 2010, as he was hired after the plan’s annual enrollment date.

We offer two non-qualified deferred compensation plans to upper level employees, including the named officers, that allow participants to defer the receipt and taxation of current income. We maintain a voluntary non-qualified deferred compensation plan known as the Employee Deferral Plan as well as an “excess benefit” plan, known as the Supplemental Contributing Employee Ownership Plan (“SCEOP”), which enables employees to defer salary and receive matching contributions in excess of Internal Revenue Code limits that apply to our CEOP, which is our tax-qualified 401(k) plan.

Under the SCEOP, the named officers may elect to defer into the SCEOP salary and receive matching contributions in excess of Internal Revenue Code limits that apply to our CEOP. The matching formula for our CEOP, a qualified 401(k) plan, (that is, 100% match on contributions on the first one percent of salary and 50% match on additional contributions up to 5% of salary) and any additional performance matching contributions based on EPS are mirrored in this excess benefit plan. The investment options available under this plan are on a phantom basis only and are identical to those offered under the CEOP. Investments fluctuate in value as market prices for the investments change. Participants may switch funds among their investment choices periodically. Although SCEOP is unfunded, the Company has established a rabbi trust for this plan. The named officers make a distribution election at the time of enrollment in the SCEOP, specifying a lump-sum distribution upon termination or annual installment distribution (up to 15 annual installments).

Under the Employee Deferral Plan, the named officers may voluntarily defer payment of salaries and incentive compensation (other than stock option compensation). Monies are deferred to a variety of phantom investment vehicles selected by the employee, including a Company Common Stock fund. These investment vehicles mirror and are similar to mutual funds generally available to the public or purchasers of variable annuities. Their value varies over time based on the market performance of the investment vehicle. Obligations to the participants are unfunded; however, the Company has established a rabbi trust for this plan. In the event of the Company’s bankruptcy, individuals who make deferrals would be general creditors of the Company. At the time of the deferral election, a participant may elect to receive some or all of the deferred amounts and related earnings on January 1 or July 1 of a particular year as an in-service distribution. If an in-service distribution is not elected, distributions from the plan are paid in cash upon termination and in accordance with the participant’s most recent payment schedule election (lump sum or up to 20 annual installments).

III-42

Termination and Change in Control Payments

Each of the named officers currently has an executive agreement (“Executive Agreement”) with the Company that provides that in the event of a covered termination of employment, the individual will receive a lump-sum severance payment and certain other benefits as outlined below. In the event a covered termination occurs following a change in control (as defined below), those payments and benefits are enhanced. If the executive elects to retire or otherwise voluntarily terminates his or her employment (other than in a covered termination situation described below), the executive is not entitled to any payments or benefits under his or her Executive Agreement.

A covered termination means (i) termination by the Company of the executive’s employment other than for cause (as defined below), (ii) the Company determines that the executive is disabled, the executive retains disability status for 29 months thereafter and continues to receive disability payments under the Company’s disability plan during the 29-month period (the 29th month anniversary being the date of termination) and (iii) the voluntary termination by the executive because: (a) the Company reduces his or her base salary, (b) the Company fails to continue in all material respects the executive’s participation in its benefit plans both in terms of benefits provided and level of participation relative to other participants, (c) the Company requires the executive to relocate to an office that increases an executive’s daily commuting distance by more than 30 miles (other than a relocation prior to a change in control to the Company’s headquarters), (d) following a change in control, (1) the Company fails to substantially maintain its benefit plans (unless equivalent arrangements have been substituted) or (2) the executive’s duties, position or reporting responsibilities are materially diminished or (e) the Company willfully and materially breaches the Executive Agreement. The executive will not be entitled to severance unless (1) the executive provides written notice to the Company that identifies the issue giving rise to severance within 90 days of the occurrence of the issue and outlines what actions the Company would need to complete to resolve (cure) the issue, (2) the Company does not cure the issue within 30 days of such notice and (3) the executive terminates employment within 45 days thereafter.

“Cause” means the willful and continued failure of the Executive to substantially perform his or her duties; the willful engaging by the Executive in gross misconduct significantly and demonstrably financially injurious to Arch Chemicals; or willful misconduct by the Executive in the course of his or her employment which is a felony or fraud. No act or failure to act on the part of the Executive will be considered “willful” unless done or omitted not in good faith and without reasonable belief that the action or omission was in the interests of Arch Chemicals or not opposed to the interests of Arch Chemicals.

A change in control under the Executive Agreements would occur in the following circumstances: (i) a person, entity or group of persons becomes, directly or indirectly, the “beneficial owner” of 20% or more of the then issued and outstanding voting stock of the Company; (ii) a change in the composition of the Board in any 24-month or shorter period occurs such that “Continuity Directors” cease for any reason to constitute a majority of the Board; (iii) a merger or consolidation to which the Company or any of its subsidiaries is a party occurs and after which the voting securities of the Company outstanding immediately prior to the transaction represent less than 50% of the voting securities in the surviving or combined entity; and (iv) the sale by the Company of all or substantially all of the Company’s assets, other than a sale to an entity, at least 80% of the combined voting power of which is owned by shareholders of the Company in substantially the same proportions as their ownership in the Company immediately prior to such sale. Each Executive Agreement provides that upon a potential change in control, the individual agrees to remain in the Company’s employ until the earlier of (i) the date of change in control or (ii) six months after a potential change in control of the Company has occurred. A potential change in control occurs if (i) the Company has entered into an agreement which, if carried out, would result in a change in control; (ii) any person publicly announces an intention to take or to consider taking actions that if consummated would constitute a change in control; (iii) the Company learns that any person (excluding the Company’s employee benefit plan or related trust or a person who has only filed a Schedule 13G or 13F) has become the beneficial owner directly or indirectly of the Company’s stock representing 9.5% or more of the combined voting power of the Company’s stock; or (iv) the Board adopts a resolution to the effect that, for purposes of the Executive Agreement, a potential change in control has occurred.

III-43

The Executive Agreements also provide that the officers shall not solicit our customers or employees for a period of one year following termination.

The Executive Agreements expire on December 31, 2011; provided that if a change in control or potential change in control occurs, the Executive Agreements are extended until the later of (i) the end of a calendar year of the third anniversary of the potential change in control or (ii) the end of the calendar year of the third anniversary of the change in control.

In 2009, the Compensation Committee determined that all future Executive Agreements will not include change in control provisions that provide additional pension service credit, enhanced pensions for executives under age 55 or tax gross-up payments for excess parachute payment taxes triggered under U.S. tax law. The agreements for Messrs. Campbell, Giuliano and Shaulson and Ms. O’Connor currently include these provisions. These agreements, which expire at the end of 2011, if renewed, will not contain these provisions. Mr. Fernandez-Moreno’s agreement does not include these provisions.

Voluntary Termination or Retirement (Other than a Covered Termination)

The named officers would receive the following payments if they retired or otherwise voluntarily terminated their employment at December 31, 2010 (other than in a covered termination situation):

Voluntary Retirement/Termination Payments

Name(a)	Nonqualified Pension Plan (1)(b)	Performance and Restricted Stock Unit Payout (2)(c)	Total(3)(d)
Michael E. Campbell	$16,393,601	$1,126,028	$17,519,629
Steven C. Giuliano	0	182,633	182,633
Luis Fernandez-Moreno	0	183,657	183,657
Sarah A. O’Connor	0	152,213	152,213
Joseph H. Shaulson	0	328,512	328,512

Note: Column (c) above includes long term incentive compensation that reflects amounts also shown in column (g) of the Grant of Plan-Based Awards Table and column (i) of the Outstanding Equity Awards at Fiscal Year-end Table.

(1)	The figure shown represents the lump sum value of the non-qualified pension plan (Senior Plan) benefit using AAA Municipal Bond rates of 3.375% as of December 31, 2010. In addition to the non-qualified pension plan payment, Mr. Campbell would also be eligible to receive benefits under the Tax-Qualified Pension Plan under the same formula provided to all salaried, non-bargaining employees. The other named officers were not eligible on December 31, 2010 for lump sum payment under this plan because they had not reached age 55.
(2)	The Long Term Incentive Plan payout will occur if the financial target is achieved at the end of the applicable performance cycle and if the Compensation Committee determines the financial target has been achieved. If not so achieved, the officers forfeit the payment. Figures shown represent a proration of the units through December 31, 2010, based on the length of time worked during the performance cycle. The closing price of our Company Common Stock on December 31, 2010 ($37.93) was used to calculate the value shown. Actual value at payout will depend on the stock price at or near the payout time. Included in the figures shown is a proration of restricted stock units: for Mr. Fernandez-Moreno, 18,000; and for Mr. Shaulson, 6,000, which will only payout if approved by the Compensation Committee.
(3)	This total excludes the amounts shown in column (f) of the Non-Qualified Deferred Compensation Tables which would also be payable upon termination of employment.

III-44

Covered Termination Prior to a Change in Control

For a covered termination prior to a change in control, the named officer except as noted in the paragraph below would receive the following amounts in addition to those outlined above for a voluntary retirement or termination:

(a) Lump sum cash severance equal to one-year’s base pay; plus the greater of the current three-year average annual incentive compensation award or the standard (target) annual incentive compensation award;

(b) 12 months of active medical, dental and life insurance coverage and an additional 12 months of pension service credit; and

(c) $100,000 in cash in lieu of outplacement services.

In the case of Mr. Fernandez-Moreno, the total of clause (a) above cannot be less than $1,000,000.

The value of the additional amounts received in a covered termination at December 31, 2010, prior to a change in control would be as follows:

Name(a)	Cash Severance (1)(b)	Post- Termination Welfare Benefit Coverage (2)(c)	Outplacement Services (d)	Additional Pension (3)(e)	Total(f)
Michael E. Campbell	$1,803,600	$34,111	$100,000	$—	$1,937,711
Steven C. Giuliano	660,000	18,815	100,000	134,300	913,115
Luis Fernandez-Moreno	1,000,000	16,668	100,000	—	1,116,668
Sarah A. O’Connor	625,000	15,613	100,000	109,550	850,163
Joseph H. Shaulson	615,000	15,555	100,000	38,912	769,467

(1)	If the executive did not receive the cash severance payment because he or she did not have an Executive Agreement, upon termination, the executive would have been entitled to receive severance under our Employment Transition Benefit Plan which is available to all salaried employees. The amounts that would have been payable under the Employee Transition Benefit Plan are: for Mr. Campbell, $1,103,366; for Mr. Giuliano, $196,158; for Mr. Fernandez-Moreno, $32,693; for Ms. O’Connor, $337,140 and for Mr. Shaulson, $55,578.
(2)	The value shown represents employer-paid costs for (i) total life and accidental death and dismemberment insurance, (ii) medical insurance and (iii) dental insurance for the duration of the 12-month severance period. All employer-paid costs were calculated using 2010 annualized expenses without inflation adjustments.
(3)	The value shown represents an additional lump sum payment under the Senior Executive Pension Plan reflecting the severance paid and an additional 12 months of pension service credit.

Covered Termination After a Change in Control

For a covered termination following a change in control, all named officers other than Mr. Fernandez-Moreno would receive the following amounts under their Executive Agreement in addition to all those outlined above:

(a) Additional cash severance equal to two times the total amount paid as outlined in clause (a) and (b) above under “Covered Termination Prior to a Change in Control.” However, this severance is reduced to the extent that if the severance were paid in equal monthly installments, no installment would be paid after the executive’s 65th birthday;

(b) An additional 24 months of pension service credit coverage for the two-year period following termination or until the named officer reaches age 65, whichever is earlier;

III-45

(c) If the named officer is less than age 55 at the time of a change in control, a lump sum pension plan payout of their non-qualified pension plan is calculated based on an age 55 commencement of benefits and the plan’s early retirement factors at such age. (See Pension Benefits Table narrative for additional information regarding change in control provisions for individuals age 55 and older);

(d) An additional 24 months of employee life insurance coverage or until the named officer reaches age 65, whichever is earlier;

(e) Medical and dental coverage until the earlier of age 65 or until the named officer obtains other employment that offers medical and dental coverage; and

(f) Tax gross-up payment for “excess parachute payment” taxes triggered under U.S. tax law.

For Mr. Fernandez-Moreno who joined the Company in September 2010, the additional amounts include the amounts described above in clause (a), (d) and (e), but do not include the other amounts described above in clause (b), (c) and (f).

If there were a covered termination at December 31, 2010 immediately after a change in control (except as noted below), the values of the additional amounts the executive would receive are as follows:

Name(a)	Additional Cash Severance and Bonus(1)(b)	Additional Post- Termination Welfare Benefit Coverage (2)(c)	Additional Pension (3)(d)	Additional Performance and Restricted Stock Unit Payout (4)(e)	Tax Gross-Up Payment (5)(f)	Total ($)(g)
Michael E. Campbell	$1,451,200	$7,663	$2,305,034	$2,255,432	$—	$6,019,329
Steven C. Giuliano	1,580,000	367,059	1,147,939	365,835	2,189,938	5,650,771
Luis Fernandez-Moreno	1,350,000	175,687	N/A	499,083	N/A	2,024,770
Sarah A. O’Connor	1,500,000	146,648	2,684,859	304,843	2,403,797	7,040,147
Joseph H. Shaulson	1,505,000	251,059	165,678	337,918	1,543,014	3,802,669

Note: The actual bonus paid for 2010 is already included in columns (d) and (g) in the Summary Compensation Table. Column (e) above includes long term incentive compensation that reflects amounts also shown in column (g) of the Grant of Plan-Based Awards Table, and column (i) of the Outstanding Equity Awards at Fiscal Year-End Table.

(1)

The figure includes two times base salary and two times actual average bonus paid in the past three years or current year bonus target (whichever is greater). Under the provisions of the Executive Agreements, the amount shown has been reduced to the extent that if the severance were paid in equal monthly installments, no installment would be paid after the executive’s 65th birthday. Mr. Campbell’s cash severance was reduced to reflect that provision. Under the Executive Agreement, if the change in control occurs after the first fiscal quarter of a year and, a bonus prorated for the weeks worked in the year using the targeted bonus standard in effect for the year in which the change in control occurs is paid upon a change in control. The figure above also includes this bonus for 2010 at 100% of 2010 targeted bonus opportunity for Messrs. Campbell, Giuliano, Shaulson and Ms. O’Connor. Mr. Fernandez-Moreno’s figure does not include this bonus as his agreement does not provide for it and future executive agreements, including those for the other named executives, will not provide for it.

(2)	The value represents additional 24 months of employee life insurance coverage and medical and dental coverage until the individual reaches age 65. All employer-paid costs were calculated using annualized 2010 actual expenses without inflation adjustments.
(3)

The figure represents an additional payment to the named officer that with the earlier pension payments shown in these executive severance tables after taxes would permit the officer to purchase an annuity that would provide him or her with a pension under the Senior Executive Pension Plan, which pension calculation will include the severance paid and an additional 24 months of pension service credit (or

III-46

4 months in the case of Mr. Campbell) under the Arch pension plans in addition to the pension credit received in a covered termination prior to a change in control. In the case of Mr. Campbell, who is over age 55, the annuity reflects the commencement of the pension at the officer’s current age and for the other named officers who are under age 55, such annuity reflects the commencement of the pension at age 55 and using the age 55 early retirement subsidy formula under the plan. The annuity purchase price reflects pricing at December 31, 2010.

IMPORTANT NOTE: Pursuant to SEC disclosure requirements, amounts shown in the Summary Compensation Table and Pension Benefit Table are constructed based upon the assumption that the executives will defer receipt of their pension until the plans’ earliest unreduced pension retirement age (age 62), where the amounts shown in the three tables above are higher based upon the assumption that the executives will immediately receive their retirement payments, if eligible.

(4)	The figure represents the difference between the performance units prorated based on time worked in the performance cycles as shown in the Voluntary Retirement/Termination Payments table and all performance units paid out immediately in the event of a change in control without proration. The closing price of our Company Common Stock at December 31, 2010 ($37.93), the last trading date of 2010, was used to calculate the value shown. This payout is paid upon a change in control and not subject to termination, which preserves the Section 162(m) deductibility to the extent any awards are paid out for meeting performance measures.
(5)	The parachute tax gross-up figure assumes Medicare tax of 1.45%, Connecticut income tax of 6.5% (if a Connecticut resident), New York State income tax of 8.97% (if a New York resident), Federal income tax of 35% and parachute excise tax rate of 20%.

Compensation Risk Assessment

The Company has conducted a risk assessment of the Company’s compensation policies and practices as of December 31, 2010. The risk assessment was led by a project team consisting of Human Resources, Finance and Legal Department personnel. The process included (i) collecting the Company’s incentive bonus plans and other significant compensation plans, (ii) establishing evaluative criteria for review of the plans, which included a review of performance measures, performance period, pay mix, controls, and factors amplifying and mitigating considered risks, (iii) reviewing each of the Company’s significant plans and practices, including its Executive Agreements, pension plans and compensation bonus plans, for risks based on the evaluative criteria, (iv) review of those evaluations with the Compensation Committee’s outside compensation consultant and (v) an overall review of the results by the project team. The highlights and conclusions of the project team were reviewed with the Compensation Committee and its outside consultant. Based on the assessment, the Company concluded that the risks associated with its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. The risk assessment is conducted at least annually.

III-47

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the Company’s Proxy Statement filed in connection with the Company’s 2011 Annual Meeting of Shareholders and has authorized its inclusion in this Information Statement.

Daniel S. Sanders, Chair

Richard E. Cavanagh

William H. Powell

The material in this report is not “soliciting material”, is not deemed “filed” with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act.

III-48

DIRECTOR COMPENSATION

Director Compensation Table

(for fiscal year ended December 31, 2010)

Name(a)	Fees Earned or Paid in Cash ($)(1)(b)	Stock Awards ($)(2)(c)	Option Awards ($)(d)	Non-Equity Incentive Plan Compensation ($)(e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)(f)	All Other Compensation ($)(3)(g)	Total ($)(h)
R. E. Cavanagh	$72,500	$128,120	$0	$0	$0	$38,203	$238,823
D. Lilley	50,000	128,120	0	0	0	15,745	193,865
W. H. Powell	50,000	128,120	0	0	0	12,481	190,601
D. S. Sanders	57,500	128,120	0	0	0	31,645	217,265
J. J. Teal	50,000	128,120	0	0	0	25,654	203,774
D. J. Wetmore	70,000	128,120	0	0	0	21,656	219,776

(1)	Fees earned or paid in cash include the following:

Name	Cash Retainer	Committee Chair Meeting Fee	Lead Director Fee	Total Fees Earned or Paid in Cash($)
R. E. Cavanagh	$50,000	$7,500	$15,000	$72,500
D. Lilley	50,000	—	—	50,000
W. H. Powell	50,000	—	—	50,000
D. S. Sanders	50,000	7,500	—	57,500
J. J. Teal	50,000	—	—	50,000
D. J. Wetmore	50,000	20,000	—	70,000

Messrs. Sanders and Wetmore elected to defer their 2010 retainers in phantom shares under the Directors Plan as described below. These deferrals are included in the figures above.

(2)	The value shown represents the grant date fair value computed in accordance with FASB ASC Topic 718. It reflects the 2010 grant of 4,000 phantom shares to directors at the fair market value of $32.03 per share which was the closing price on the date of grant (January 4, 2010). The value excludes the deferrals described in the immediately preceding footnote.

As of December 31, 2010, the following directors held phantom shares of our Company Common Stock in a deferred account under the Directors Plan described below totaling: Mr. Cavanagh, 45,280; Mr. Lilley, 16,798; Mr. Powell, 12,658; Mr. Sanders, 36,963; Dr. Teal, 29,365; and Mr. Wetmore, 24,294. These balances include Board compensation paid for prior years of service.

III-49

(3)	All Other Compensation includes the following:

Name	Charitable Contributions(a)	Dividends on Arch Stock(b)	Aggregate Withdrawals or Distributions	Total All Other Compensation
R. E. Cavanagh	$2,500	$35,703	$0	$38,203
D. Lilley	2,500	13,245	0	15,745
W. H. Powell	2,500	9,981	0	12,481
D. S. Sanders	2,500	29,145	0	31,645
J. J. Teal	2,500	23,154	0	25,654
D. J. Wetmore	2,500	19,156	0	21,656

(a)	The value shown represents our charitable match for 2010 under the Arch charitable giving program described below as of March 1, 2011. As of that date, in total, for 2010 we matched $15,000 of the charitable contributions made by outside directors. Directors had until March 31, 2011 to submit matching forms for 2010 contributions.
(b)	This figure represents the amount of deferred dividends accrued on all Company phantom shares deferred under the Directors Plan described below.

Director Fees and Policies

For 2010, each non-employee director was entitled to receive $50,000 in cash as a retainer. If Board meetings exceeded eight meetings in a calendar year, each non-employee director would be entitled to receive a $1,500 meeting fee for each Board meeting attended in excess of eight meetings. In 2010, there were less than nine Board meetings. The Compensation Committee chair and the Corporate Governance Committee chair each received a $7,500 annual committee chair meeting fee in cash. The Audit Committee chair received a fee of $20,000. Our lead independent director, Mr. Cavanagh, received a lead director fee of $15,000.

All directors participate in the Company’s charitable giving program on the same basis as Company employees with a 100% match for gifts up to $2,500 annually to eligible charities. Outside directors are covered while traveling on Company business under the Company’s business travel accident insurance policy which also covers employees of the Company generally. Directors also are reimbursed during the year for out-of-pocket expenses incurred in the performance of their duties as directors, such as travel expenses.

Directors Plan

The 1999 Stock Plan for Non-employee Directors (the “Directors Plan”) provides the Board with the opportunity to pay non-employee director compensation in the form of shares of Company Common Stock (including phantom shares), stock options to purchase shares of the Company Common Stock, performance shares or a combination thereof. For 2010, only phantom shares that payout in the form of cash were granted in the Directors Plan.

The Directors Plan includes the following provisions:

(i)	Provides for the granting annually, at the election of the Board, of a number of shares of Company Common Stock, options to purchase shares of Company Common Stock, performance shares or a combination of the foregoing (as determined by the Board) to each non-employee director and, in the case of a grant of shares of Company Common Stock, the deferral of the payment of these shares until after the director ceases to be a member of the Board;

(ii)	Permits the Board to determine and approve if all or part of the annual retainer and meeting fees shall be paid in shares of Company Common Stock; and

(iii)	Permits directors to elect to defer any meeting fees and excess retainer paid in cash and any shares to be delivered under the Directors Plan.

III-50

Under the Directors Plan, dividend equivalents on deferred shares were reinvested in phantom shares of Company Common Stock on the dividend payment date. Performance shares vest and are paid out, unless deferred by the director, upon the satisfaction of performance goals established by the Compensation Committee. Deferred accounts under the Directors Plan are paid out if there is a “Change in Control” as defined in the plan. The Board sets director compensation for a calendar year in the prior calendar year.

In January 2010, each non-employee director’s deferred stock account under the Directors Plan was credited with 4,000 phantom shares of Company Common Stock. These shares will be paid out to a director in cash when he or she ceases to be a director. The shares, cash retainer and any fees may be deferred by the director as provided in the Directors Plan into Company phantom stock accounts and a variety of other phantom investment vehicles. Dividend equivalents are credited to the Company phantom stock accounts on the same basis as dividends paid to our shareholders. No other awards were made to non-employee directors under the Directors Plan in 2010.

Equity Ownership Guidelines for Directors

In January 2010, the Board adopted equity ownership guidelines for our non-employee directors. The purposes of these guidelines are to encourage ownership of our Company Common Stock in order to align further the interests of our directors with the interests of our shareholders and to promote further sound corporate governance. These guidelines require that all non-employee directors must maintain a minimum ownership of 25,000 shares of Company Common Stock. Shares counted for this purpose include shares owned directly or indirectly and phantom shares held in the Directors Plan. Directors have five years from the date of the adoption of the guidelines to meet the minimum ownership requirement. Compliance with these guidelines will be reviewed on an annual basis.

On January 15, 2011, our non-employee directors’ shares ownership under the guidelines was as follows:

Name	Total Share Ownership	5-Year Ownership Goal
R.E. Cavanagh	53,303	25,000
D. Lilley	20,798	25,000
W.H. Powell	37,745	25,000
D.S. Sanders	62,660	25,000
J.J. Teal	38,365	25,000
D.J. Wetmore	35,122	25,000

For purposes of the guidelines, total share ownership shown above for the directors includes the number of phantom shares held in the Directors Plan, the number of shares held outright by each director and shares owned in any individual retirement account (IRA’s). Messrs. Cavanagh, Powell, Sanders, Wetmore and Dr. Teal have met their ownership guidelines and Mr. Lilley has made significant progress towards meeting his ownership guideline.

III-51

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Related Party Transactions

Our Company’s code of conduct requires disclosure of any transaction that involves a conflict of interest with us and our employees and directors. Directors and officers are also surveyed annually regarding “related party” transactions with the Company and its subsidiaries and our accounting records are also reviewed for transactions with companies affiliated with these persons. In addition, the Company Board has a written policy which requires our Audit Committee to approve transactions in excess of $120,000 in which a related person (namely, a director, executive officer or five percent or more shareholder) has a direct or indirect material interest as defined by SEC rules.

Certain transactions are deemed approved by the Audit Committee under this policy. These are transactions involving (i) prior authorization by the Company Board or a committee of the Company Board which has been otherwise authorized to approve the transaction (such as executive compensation that has been approved by the Compensation Committee); (ii) ordinary course of business transactions which do not exceed the greater of $1 million or two percent (2%) of the other party’s consolidated revenues for the prior year; (iii) charitable contributions which do not exceed the lesser of $1 million or two percent (2%) of the charity’s total gross receipts for the prior year; (iv) transactions determined through competitive bidding; (v) transactions where the related person’s interest arises solely as our shareholder and all our shareholders receive the same benefits proportionately (e.g., dividends); (vi) transactions where the services are regulated by public authority (e.g., utilities); (vii) banking services; (viii) investment services provided in connection with the Company-sponsored benefit plans; and (ix) significant shareholders which are generally institutional investors or investment advisors who do not seek to control the Company or which hold shares under a Company-sponsored benefit plan.

If advance approval of a related party transaction is not practicable, the Audit Committee may ratify the transaction. If the transaction is not ratified, management shall make reasonable efforts to terminate the transaction. During 2010, other than as described herein, the Company was engaged in no such transactions.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports with the SEC. These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

III-52

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

ARCH CHEMICALS, INC.

/s/ Michael E. Campbell
Michael E. Campbell
Chief Executive Officer

Dated: July 15, 2011

III-53